THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION)               ISSUED JULY 30, 2001
(TO PROSPECTUS DATED APRIL 17, 2000)

                                             Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-32106

                                  $

                           SABRE HOLDINGS CORPORATION

                                     % NOTES DUE
                                  ------------

                  INTEREST PAYABLE ON           AND

                               -----------------

    THE NOTES ARE UNSECURED AND WILL RANK EQUALLY WITH ALL OF OUR OTHER UNSECURED UNSUBORDINATED INDEBTEDNESS, BUT WILL BE EFFECTIVELY SUBORDINATED TO THE INDEBTEDNESS OF OUR SUBSIDIARIES. WE MAY REDEEM ANY OR ALL OF THE NOTES AT ANY TIME AT THE REDEMPTION PRICE DESCRIBED HEREIN PLUS ACCRUED INTEREST.

                              -------------------

    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8.

                               -----------------

                   PRICE      % AND ACCRUED INTEREST, IF ANY

                               -----------------

                                                                   UNDERWRITING
                                                        PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                         PUBLIC     COMMISSIONS       SABRE
                                                        --------   -------------   -----------
PER NOTE..............................................         %             %              %
TOTAL.................................................  $             $              $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE UNDERWRITERS EXPECT TO DELIVER THE NOTES IN BOOK-ENTRY FORM ONLY THROUGH
THE FACILITIES OF THE DEPOSITORY TRUST COMPANY ON               , 2001.

                              -------------------

                          JOINT BOOK-RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC

                              GOLDMAN, SACHS & CO.

                                                                  MORGAN STANLEY

                                ----------------

BEAR, STEARNS & CO. INC.                                    SALOMON SMITH BARNEY

        , 2001

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                     PAGE
---------------------                   --------
Forward-Looking Statements............      ii
Summary...............................     S-1
Risk Factors..........................     S-8
Recent Developments...................    S-12
Sabre.................................    S-19
Use of Proceeds.......................    S-26
Capitalization........................    S-26
Ratio of Earnings to Fixed Charges....    S-27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    S-28
Description of Notes..................    S-40
Underwriters..........................    S-45
Legal Matters.........................    S-46
Experts...............................    S-46
Index to Consolidated Financial
  Statements..........................     F-1

PROSPECTUS                                PAGE
--------------------------------------    ----
Sabre.................................       3
Use of Proceeds.......................       3
Ratio of Earnings to Fixed Charges....       4
Description of Capital Stock..........       4
Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................      11
Description of Debt Securities........      11
Description of Warrants...............      19
Plan of Distribution..................      20
Legal Matters.........................      21
Experts...............................      21
Where You Can Find More Information...      22
Forward-Looking Statements............      22


                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "could," "project," "potential," "plan," "forecasts," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. The expectations reflected in forward-looking statements may prove to be incorrect. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to:

    - risks associated with competition from established and emerging travel distribution channels and competitors, many of which are well funded and have major travel suppliers as significant shareholders;

    - risks associated with travel distribution industry consolidation and increased competition for travel agency subscribers, which may result in increased expenses, reduced revenue and market position, and, if we increase our borrowings to finance such increased expenses, greater financial leverage;

    - risks that airlines that are divesting their ownership of global distribution systems might limit their participation in our travel marketing and distribution services;

    - risks that regulatory developments could limit our ability to compete;

    - risks that rapid technological changes and new distribution channels may render our technology obsolete or decrease the attractiveness of our services to customers;

    - risks that our systems may suffer failures, capacity constraints and business interruptions, which could increase our operating costs and cause us to lose customers;

    - risks that our revenues are highly dependent on the travel and transportation industries and particularly on the airlines;

    - risks associated with the trade barriers outside of North America that limit our ability to compete;

    - risks inherent in international operations, such as risks of currency exchange rate fluctuations, local economic and political conditions, restrictive governmental actions, such as trade protection measures, including export duties and quotas and custom duties and tariffs, changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support services in foreign countries, nationalization, different accounting practices and potentially longer payment cycles, increased seasonal reductions in business activity, higher costs of doing business, more stringent consumer protection laws and restrictions on pricing or discounts, lack of or the failure to implement the appropriate infrastructure to support our technology, disruptions of capital and trading markets, laws and policies of the United States affecting trade, foreign investment, loans and taxes; and

    - risks associated with our ability to successfully integrate business combinations and strategic alliances, such as the GetThere acquisition, and to successfully migrate our information technology operations to EDS.

    All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by factors that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.

                                    SUMMARY

    IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE WORDS "SABRE," "COMPANY," "WE," "OUR," "OURS," AND "US" REFER TO SABRE HOLDINGS CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES UNLESS OTHERWISE STATED OR THE CONTEXT OTHERWISE REQUIRES. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. THE "DESCRIPTION OF NOTES" SECTION OF THIS PROSPECTUS SUPPLEMENT AND THE "DESCRIPTION OF DEBT SECURITIES" SECTION IN THE ACCOMPANYING PROSPECTUS CONTAIN MORE DETAILED INFORMATION REGARDING THE TERMS AND CONDITIONS OF THE NOTES.

                                     SABRE

    We are a world leader in the electronic distribution of travel through our SABRE computer reservations system. We also engage in business-to-consumer and business-to-business travel services and distribution through our Travelocity.com and GetThere subsidiaries. In addition, we are a leading provider of software solutions to the travel and transportation industries. Before we closed the Electronic Data Systems Corporation, or EDS, transaction effective as of July 1, 2001, as described in "Recent Developments--EDS Transaction," we were also a leading provider of information technology outsourcing services to the travel and transportation industries.

    We are a holding company incorporated in Delaware on June 25, 1996. As the result of a reorganization completed on July 2, 1996, we became the successor to the businesses of The Sabre Group which were formerly operated as divisions or subsidiaries of AMR Corporation, or AMR, or its operating subsidiary, American Airlines, Inc., or American Airlines. On October 17, 1996, we completed an initial public offering of 23,230,000 shares of our Class A common stock, representing approximately 17.8% of the economic interest of our outstanding common equity. On March 15, 2000, AMR distributed its entire remaining ownership stake in our company to its stockholders and, as a result, AMR no longer has any ownership interest in us.

    Our principal executive offices are located at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, our telephone number is (817) 963-6400.

EDS TRANSACTION

    On March 14, 2001, we entered into agreements with EDS, which provide for:

    - the sale of our information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS,

    - an information technology outsourcing agreement for EDS to manage our information technology systems for 10 years, and

    - marketing agreements for us and EDS to jointly market information technology services and software solutions to the travel and transportation industries.

    Effective on July 1, 2001, we completed the sale of our information technology outsourcing business contracts, Web hosting contracts, and information technology infrastructure assets and associated real estate to EDS for approximately $661 million in cash. Up to approximately $31 million of this amount is contingently refundable to EDS based, in part, upon the amount of revenues received by EDS from US Airways under its outsourcing contract during the 30 months following the closing of the EDS transaction. In addition, we may receive aggregate additional payments from EDS for these assets ranging from $6 million to $25 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under other airline outsourcing contracts. On July 2, 2001, we repaid $710 million of existing short-term borrowings using proceeds from the EDS transaction and existing cash.

RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2001

    Our net earnings, including special items described below, for the second quarter ended June 30, 2001, were $27.7 million ($0.20 per diluted share), compared to $63.4 million ($0.46 per diluted share) for the same quarter of 2000.

    Special items in the second quarter of 2001 on a pre-tax basis include:

    - amortization expense of $4.1 million related to six million options issued to US Airways as part of the long-term technology agreement signed in 1997;

    - expense of $72.3 million related to amortization of goodwill and other intangibles and the recognition of stock compensation expense arising from the merger of Travelocity.com, Inc. and Preview Travel, and the acquisitions of GetThere Inc., Gradient Solutions Limited, the Sabre Pacific Marketing Company and a 51% interest in Dillon Communication Systems GmbH; and

    - a net gain of $2.5 million related to Travelocity.com's ownership of warrants to acquire equity interests in Hotel Reservations Network.

    Our net earnings for the second quarter 2001, excluding the special items, were $90.4 million, a growth of 19.2%, compared to $75.9 million for the same quarter of 2000.

    Including the special items, our income from continuing operations in the second quarter ended June 30, 2001 was $5.1 million ($0.04 per diluted share) compared to $47.5 million ($0.37 per diluted share) for the second quarter of 2000.

    Our income from continuing operations, excluding the special items described above, in the second quarter ended June 30, 2001, was $65.2 million ($0.48 per diluted share), compared to $62.3 million ($0.48 per diluted share) for the same quarter of 2000.

    Our income from continuing operations before provision for income taxes for the second quarter of 2001, excluding such special items, was $100.1 million, a growth of 1.7% compared to $98.3 million for the same quarter in 2000.

    Our total revenues from continuing operations for the second quarter ended June 30, 2001 were $582.0 million, up 16.1% from $501.4 million for the same quarter of 2000. Revenue growth was affected by the slowdown in business travel as a result of the U.S. economic downturn.

    Our operating income from continuing operations for the second quarter, excluding the special items discussed above, was $110.7 million, up 13.9% from $97.2 million for the same quarter of fiscal 2000. Including special items discussed above, our operating income from continuing operations for the second quarter was $38.4 million, down 48.6% from $74.9 million for the same quarter of 2000.

    As of June 30, 2001, we had $396.1 million of cash and marketable securities, of which $109.5 million were held on behalf of Travelocity.com and to which we do not have ready access. Our total debt was $859 million as of June 30, 2001, which was lowered to $149 million on July 2, 2001 as a result of using the proceeds of the EDS transaction and existing cash to pay down debt. On July 20, 2001, we further reduced our debt by $70 million using our existing cash to repay borrowings made under our revolving credit facility. Capital spending for the second quarter of 2001 was $57.7 million compared to $51.8 million in the second quarter of 2000. We anticipate that capital spending for 2001 will be in the range of $140 million to $160 million, compared to $190.1 million in 2000.

    Amortization of goodwill and other intangibles relating to acquisitions totaled $69.9 million for the second quarter of 2001. At June 30, 2001, goodwill associated with the Preview Travel merger in 2000 totaled $252 million, which we are amortizing over three years; goodwill in connection with the acquisitions in 2000 of Dillon Communication Systems and Gradient Solutions was $62 million, which we are amortizing over a five-year period; goodwill and other intangibles related to the GetThere acquisition in 2000 totaled approximately $683 million, which we are amortizing over a four-year period; and goodwill associated with the acquisition of Sabre Pacific in 2001 was $44 million, which we are amortizing over a seven-year period.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDING JUNE 30, 2001

    Our net earnings, including special items described below, for the six months ending June 30, 2001, were $44.9 million ($0.33 per diluted share), compared to $129.0 million ($0.94 per diluted share) for the same period of 2000.

    Special items in the second quarter of 2001 on a pre-tax basis include:

    - amortization expense of $17.2 million related to six million options issued to US Airways as part of the long-term technology agreement signed in 1997; and

    - expense of $142.6 million related to amortization of goodwill and other intangibles, the recognition of stock compensation expense and other expenses arising from the merger of Travelocity.com, Inc. and Preview Travel, and the acquisitions of GetThere Inc., Gradient Solutions Limited, the Sabre Pacific Marketing Company and a 51% interest in Dillon Communication Systems GmbH.

    Our net earnings for the six months ended June 30, 2001, excluding such special items, were $175.4 million, an increase of 15.9%, compared to $151.3 million for the same period of 2000.

    Including the special items, our income from continuing operations for the six months ended June 30, 2001 was $5.5 million ($0.04 per diluted share) compared to $96.9 million ($0.75 per diluted share) for the same period of 2000.

    Our income from continuing operations, excluding such special items described above, for the six months ended June 30, 2001 was $128.2 million ($0.96 per diluted share), compared to $122.8 million ($0.95 per diluted share) for the same period of 2000.

    Our income from continuing operations before provision for income taxes for six months ended June 30, 2001, excluding such special items, was $197.8 million, a growth of 0.1% compared to $197.7 million for the same period of 2000.

    Our total revenues from continuing operations for the six months ending June 30, 2001 were $1,155.4 million, up 17.8% from $980.5 million for the same period of 2000. Revenue growth was affected by the slowdown in business travel as a result of the U.S. economic downturn.

    Our operating income for the six months ended June 30, 2001, excluding the special items described above, was $225.9 million compared to $191.4 million for the same period of 2000. Our operating income for the six months ended June 30, 2001, including the special items described above, was $83.3 million compared to $151.1 million for the same period of 2000.

                                  THE OFFERING

Notes Offered..........................  $        in principal amount of % Notes due .

Maturity Date..........................

Issue Price............................  % of par plus accrued interest, if any, from the issue date of the notes.

Interest Rate..........................  % per year.

Interest Payment Dates.................  and         , beginning on         , 2002. Interest will
                                         accrue from the issue date of the notes.

Ranking................................  The notes are unsecured unsubordinated obligations and will rank equally with all of our other unsecured
                                         unsubordinated indebtedness. The notes will be
                                         effectively subordinated to all liabilities of our
                                         subsidiaries. At June 30, 2001 our subsidiaries had no
                                         indebtedness other than trade payables incurred in the
                                         ordinary course of business and approximately
                                         $16 million included in long-term "Other Liabilities"
                                         incurred in the acquisition of Gradient Solutions
                                         Limited. Additionally, the notes are effectively
                                         subordinated to any secured indebtedness to the extent
                                         of the value of the assets securing such indebtedness.
                                         At June 30, 2001, we had no secured indebtedness. We
                                         will be permitted to incur secured indebtedness, subject
                                         to the limitations under the terms of the indenture.

Optional Redemption....................  We may redeem some or all of the notes at any time at the redemption price described in "Description of
                                         Notes--Optional Redemption" in this prospectus
                                         supplement, plus accrued interest to the date of
                                         redemption.

Certain Covenants......................  The indenture governing the notes will contain covenants that limit our ability and our subsidiaries' ability to:

                                         -  incur liens on our assets to secure debt;

                                         -  enter into certain sale and lease-back transactions;

                                         -  merge or consolidate with another company; and

                                         -  transfer or sell substantially all of our assets.

                                         For more details, see the section under the heading
                                         "Description of Debt Securities" in the accompanying
                                         prospectus.

Use of Proceeds........................  We will use the proceeds of the notes to reduce outstanding indebtedness under our revolving credit
                                         facility and for general corporate purposes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents our historical consolidated financial data. During 2000, we acquired Preview Travel, Gradient Solutions Limited, GetThere and a 51% ownership interest in Dillon Communication Systems GmbH. Those acquisitions affect the comparability of the data presented. Effective on July 1, 2001, we completed the sale of our information technology outsourcing business to EDS. The results of operations of the outsourcing business have been reclassified and presented as income from discontinued operations, net, for 2000, 1999 and 1998 and the three months ended March 31, 2001 and 2000. Balance sheet and cash flow information for 2000, 1999 and 1998 and the three months ended March 31, 2001 and 2000 have not been reclassified to present the outsourcing business as a discontinued operation, as permitted by generally accepted accounting principles. You should read the summary consolidated financial data presented below in conjunction with the consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included in this prospectus supplement and are incorporated by reference in the accompanying prospectus. The financial data for the three months ended March 31, 2001 and 2000 is derived from our unaudited consolidated financial statements.

                                                                                         THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                 ---------------------------------   ---------------------
                                                   2000        1999        1998        2001        2000
                                                 ---------   ---------   ---------   ---------   ---------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA AND OTHER DATA WHERE
                                                                        INDICATED)
INCOME STATEMENT DATA(1)(2)(3):
Revenues.......................................  $1,940.7    $1,699.0    $1,560.9     $ 573.4     $ 479.2
Operating expenses.............................   1,767.9     1,393.5     1,264.7       528.5       402.9
                                                 --------    --------    --------     -------     -------
Operating income...............................     172.8       305.5       296.2        44.9        76.3
Other income (expense), net....................     (13.9)      155.4        21.1       (22.4)        3.2
Minority interests.............................      30.7          --          --         7.8         3.7
                                                 --------    --------    --------     -------     -------
Income from continuing operations before income
  taxes........................................     189.6       460.9       317.3        30.3        83.2
Income taxes...................................      93.5       170.4       115.4        29.9        33.8
                                                 --------    --------    --------     -------     -------
Income from continuing operations..............      96.1       290.5       201.9         0.4        49.4
Income from discontinued operations, Net(3)....      48.0        41.4        30.0        13.6        16.2
                                                 --------    --------    --------     -------     -------
Cumulative effect of change in accounting
  method, net of minority interests and income
  taxes(4).....................................        --          --          --         3.1          --
                                                 --------    --------    --------     -------     -------
Net earnings...................................  $  144.1    $  331.9    $  231.9     $  17.1     $  65.6
                                                 ========    ========    ========     =======     =======
BALANCE SHEET DATA (AT END OF PERIOD)(1)(2)(3):
Current assets.................................  $  693.0    $  976.4    $  944.4     $ 877.6     $ 720.4
Goodwill and intangible assets, net............     891.5          --          --       871.9       242.9
Total assets...................................   2,650.4     1,951.2     1,926.8     2,822.4     1,937.4
Current liabilities............................   1,266.4       525.1       400.8     1,264.3       718.5
Long-term notes payable........................     149.0          --       317.9       149.0       149.0
Minority interests.............................     239.5          --          --       230.5       261.4
Stockholders' equity...........................     791.0     1,262.0       953.7       947.8       651.4

                                                                                         THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                 ---------------------------------   ---------------------
                                                   2000        1999        1998        2001        2000
                                                 ---------   ---------   ---------   ---------   ---------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA AND OTHER DATA WHERE
                                                                        INDICATED)
OTHER DATA(1)(2)(3):
Direct reservations booked using the SABRE
  system(5)....................................       394         370         358         108         106
Total reservations processed using the SABRE
  system(6)....................................       467         439         409         126         125
Operating margin...............................       8.9%       18.0%       19.0%        7.8%       15.9%
Depreciation and amortization(7)...............  $  271.9    $  175.2    $  159.3     $ 110.0     $  47.8
EBITDA(8)......................................  $  475.5    $  480.6    $  455.5     $ 162.6     $ 127.8
EBITDA margin(8)...............................      24.5%       28.3%       29.2%       28.4%       26.7%
Ratio of earnings to fixed charges(9)..........      4.47       23.58       15.41        1.91       14.82
Capital expenditures(3)........................  $  190.1    $  168.0    $  320.0     $  51.4     $  42.9

------------------------

(1) 2001 and 2000 results of operations were impacted by our merger and acquisition activities and the related goodwill amortization expense associated with those transactions. See Note 5 to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding mergers and acquisitions and the impact on our financial condition and results of operations. The results of operation also do not reflect the impact on continuing operations of some of the selling, general and administrative costs which historically have been allocated to the discontinued operations, but which may still be incurred as part of the continuing operations in the future. This amount is currently not estimable.

(2) We have had significant transactions with AMR and American Airlines. The terms of many of the agreements with AMR and its affiliates were revised in connection with AMR's divestiture of its entire ownership interest in us in the first quarter of 2000. See Note 7 to the Consolidated Financial Statements.

(3) Effective July 1, 2001, we completed the sale of our information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS. We also entered into agreements with EDS for
    (i) EDS to manage our information technology systems for 10 years and
    (ii) EDS and us to jointly market certain information technology services and software solutions to the travel and transportation industries. See
    Note 2 to the Consolidated Financial Statements. The results of operations of the outsourcing business have been reclassified and presented as income from discontinued operations, net, for 2000, 1999 and 1998 and the three months ended March 31, 2001 and 2000. Balance sheet and cash flow information (including capital expenditures as presented in the accompanying table) for 2000, 1999 and 1998 and the three months ended March 31, 2001 and 2000 have not been reclassified to present the outsourcing business as a discontinued operation, as permitted by generally accepted accounting principles.

(4) On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") as amended by FAS 137 and FAS 138. Accordingly, the fair market value of our derivative instruments held as of January 1, 2001, including foreign currency forwards, interest rate/foreign currency swap contracts and warrants, which were not designated as hedges under FAS 133, was recorded, net of minority interest and applicable income taxes, as a cumulative effect of a change in accounting method.

(5) Computer reservation system reservations for which we collect a booking fee.

(6) Includes direct reservations plus reservations processed by joint venture partners using the SABRE system.

(7) Represents depreciation and amortization expense included in income from continuing operations.

(8) Earnings before interest, taxes, depreciation and amortization from continuing operations (known as EBITDA) consists of the sum of income from continuing operations before provision for income taxes, net interest expense, depreciation and amortization and other income (expense), net. EBITDA is not a measure of income or cash flows in accordance with generally accepted accounting principles, but is a supplemental financial indicator as to our ability to service or incur debt. EBITDA is not presented as an indicator of cash available for discretionary spending. EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating cash flow or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA margin is calculated by dividing EBITDA by revenues from continuing operations for the applicable period.

(9) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes and the cumulative effect of change in accounting method, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. Pro forma ratios of earnings to fixed charges have been prepared as if the EDS transaction, the repayment of borrowings using proceeds from the EDS transaction, existing cash balances, and the offering of the notes had occurred at the beginning of the periods indicated below. The pro forma ratio of earnings to fixed charges for the three months ended March 31, 2001 was 3.13. Pro forma earnings for the year ended December 31, 2000 were inadequate to cover pro forma fixed charges by $12.7 million.

                                  RISK FACTORS

    Risks associated with an investment in the notes, and with achievement of our forward-looking statements in this prospectus supplement include, but are not limited to, the risk factors described below. Any of the risk factors described below could have a material adverse effect on our business, financial condition or results of operations. We may not succeed in addressing these challenges and risks.

WE FACE COMPETITION FROM ESTABLISHED AND EMERGING TRAVEL DISTRIBUTION CHANNELS. MANY OF OUR COMPETITORS IN THE TRAVEL MARKETING AND DISTRIBUTION BUSINESS ARE WELL-FUNDED AND HAVE MAJOR TRAVEL SUPPLIERS AS SIGNIFICANT SHAREHOLDERS.

    Our travel marketing and distribution business includes channels of distribution that target the travel agency, business-to-business and business-to-consumer segments of the global travel distribution market. In all of these distribution channels, we face significant competitors in the travel marketing and distribution business. In the travel agency channel, our SABRE global distribution system competes primarily against other large and well-established global distribution systems, including those operated by Amadeus Global Travel Distribution SA, Galileo International Inc. and Worldspan, L.P. Additionally, we may face increased competition as some of our competitors consolidate with each other or with travel suppliers. For example, Cendant Corporation, a hotel and rental car supplier, announced on June 18, 2001 that it had entered into an agreement to acquire all of the outstanding common stock of Galileo and is also reported to be in preliminary negotiations to acquire Worldspan. In the event that airlines cease to own and market either of Galileo or Worldspan, those entities would no longer be subject to computer reservation system regulations and SABRE would no longer be the only global distribution system in which no airline is a significant owner. In addition, we face competition in the travel agency channel from travel suppliers that distribute directly to travel agencies and from non-global distribution system companies. In the business-to-business channel, our GetThere suite of products competes not only against similar products offered by Amadeus, Galileo and Worldspan, but also with products offered by new competitors, including Oracle and SAP. Some of these competitors effectively market business travel systems that are bundled with financial and other non-travel software systems that are not offered by us. In the business-to-consumer channel, our Travelocity.com product offering competes not only against similar products offered by Amadeus, Galileo and Worldspan, but also with a large number of travel Web sites, including those operated by travel suppliers and by Expedia.com and Priceline.com. Airlines and other travel suppliers have significant ownership stakes in some of these competitors. In addition, various airlines have recently established their own travel distribution Web sites, and several have created or have announced plans to create multi-airline travel distribution Web sites (such as Orbitz, which has recently launched in the United States, and Opodo, which is scheduled for launch in Europe). Although government authorities in some jurisdictions are examining whether the content and features made available through multi-airline Web sites by their owner airlines must also be made available to competitor Web sites, it is uncertain whether the various governments will act to require carriers owning multi-carrier sites to treat competing sites in a fair and non-discriminatory way.

    Furthermore, many travel suppliers offer lower prices when their products and services are purchased directly from the supplier, such as through its own Web site, than when they are offered by us. Consolidation among travel suppliers, including airline mergers and alliances, may increase competition from these supplier distribution channels.

TRAVEL DISTRIBUTION INDUSTRY CONSOLIDATION AND INCREASED COMPETITION FOR TRAVEL AGENCY SUBSCRIBERS MAY RESULT IN INCREASED EXPENSES, REDUCED REVENUE AND MARKET POSITION, AND GREATER FINANCIAL LEVERAGE.

    The absolute and relative size of our travel agency subscriber base is important to our success. Travel suppliers have reduced commissions paid to travel agencies, which has forced some smaller travel agencies to close or to combine with larger agencies. Although we have a leading share of the large travel agency subscriber base, competition is particularly intense among global distribution systems for travel agency subscribers. The potential for us to add new travel agency subscribers exists primarily outside of North America. Some of our competitors aggressively pay economic incentives to travel agencies to obtain business. New ownership or potential consolidation of existing global distribution systems may result in increased competition. For example, Cendant Corporation, a hotel and rental car supplier, announced on June 18, 2001 that it had entered into an agreement to acquire all of the outstanding common stock of Galileo. In order to compete effectively, we may need to increase incentives, increase spending on marketing or product development, or make significant investments to purchase strategic assets. If we do not retain subscribers representing a significant percentage of historic bookings through our global distribution system, our booking fee revenues would decrease.

AIRLINES THAT ARE DIVESTING THEIR OWNERSHIP OF GLOBAL DISTRIBUTION SYSTEMS MIGHT LIMIT THEIR PARTICIPATION IN OUR TRAVEL MARKETING AND DISTRIBUTION SERVICES.

    Rules in the U.S., Canada and the European Union govern "computer reservation systems" such as our global distribution system. Airlines that divest their ownership of computer reservation systems (such as American Airlines, British Airways, US Airways and Continental Airlines) may not be subject to the rules in these jurisdictions, which would otherwise require them to participate in our global distribution system in a non-discriminatory manner. We could be adversely affected by a decision by one or more large airlines to discontinue or to lower their level of participation in our global distribution system. Consolidation among travel suppliers, including airline mergers, may increase competition from these supplier distribution channels.

REGULATORY DEVELOPMENTS COULD LIMIT OUR ABILITY TO COMPETE.

    The U.S. Department of Transportation is currently engaged in a comprehensive review of its rules governing computer reservation systems such as our global distribution system. It is unclear at this time when the Department of Transportation will complete its review and what changes, if any, will be made to the U.S. rules. We could be adversely affected if the U.S. rules are retained as to traditional global distribution systems used by travel agencies but are not applied to business-to-consumer travel distribution Web sites owned by more than one airline. We could also be adversely affected if changes to the U.S. rules increase our cost of doing business, weaken the non-discriminatory participation rules to allow one or more large airlines to discontinue or to lower its level of participation in our global distribution system, or cause us to be subject to rules that do not apply to our travel marketing and distribution competitors.

RAPID TECHNOLOGICAL CHANGES AND NEW DISTRIBUTION CHANNELS MAY RENDER OUR TECHNOLOGY OBSOLETE OR DECREASE THE ATTRACTIVENESS OF OUR SERVICES TO CUSTOMERS.

    New distribution channels and technology in the travel marketing and distribution business and the airline solutions business, such as the Internet, computer online services, private networks, cellular telephones and other wireless communications devices, are rapidly emerging. Our ability to compete in the travel marketing and distribution business and airline solutions business, and our future results, depend in part on our ability to make timely and cost-effective enhancements and additions to our technology and to introduce new products and services that meet customer demands and rapid advancements in technology. Maintaining flexibility to respond to technological and market dynamics may require substantial expenditures and lead-time. There can be no assurance that we will successfully identify and develop new products or services in a timely manner, that products, technologies or services developed by others will not render our offerings obsolete or noncompetitive, or that the technologies in which we focus our research and development investments will achieve acceptance in the marketplace.

OUR SYSTEMS MAY SUFFER FAILURES, CAPACITY CONSTRAINTS AND BUSINESS INTERRUPTIONS, WHICH COULD INCREASE OUR OPERATING COSTS AND CAUSE US TO LOSE CUSTOMERS.

    Our travel marketing and distribution and airline solutions businesses are largely dependent on the computer data centers and network systems operated by EDS. We rely on several communications service suppliers to provide network access between our computer data center and end-users of our travel marketing and distribution and airline solutions services. We occasionally experience system interruptions that make our global distribution system or other data processing services unavailable. Much of our computer and communications hardware is located in a single facility. Our systems might be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquakes and similar events. Computer viruses, physical or electronic break-ins and similar disruptions might cause system interruptions, delays and loss of critical data and could significantly diminish our reputation and brand name and prevent us from providing services. Although we believe we have taken adequate steps to address these risks, we could be harmed by outages in or unreliability of the data center or network systems.

OUR REVENUES ARE HIGHLY DEPENDENT ON THE TRAVEL AND TRANSPORTATION INDUSTRIES, AND PARTICULARLY ON THE AIRLINES.

    Most of our revenue is derived from airlines, hotel operators, car rental companies and other suppliers in the travel and transportation industries. Our revenue increases and decreases with the level of travel and transportation activity and is therefore highly subject to declines in or disruptions to travel and transportation. Factors that may adversely affect travel and transportation activity include price escalation in travel-related industries, airline or other travel-related labor action, political instability and hostilities, inclement weather, fuel price escalation, increased occurrence of travel-related accidents, acts of terrorism, and economic downturns and recessions. The travel industry is seasonal, and our revenue varies significantly from quarter to quarter.

WE FACE TRADE BARRIERS OUTSIDE OF NORTH AMERICA THAT LIMIT OUR ABILITY TO
  COMPETE.

    Trade barriers erected by non-U.S. travel suppliers--historically often government-owned--have on occasion prevented us from offering our products and services in their markets or have denied us content or features that they give to our competitors. Those trade barriers make our products and services less attractive to travel agencies in those countries than other global distribution systems that have such capability and have restricted our ability to gain market share outside of the U.S. Competition in those countries could require us to increase incentives, reduce prices, increase spending on marketing or product development, or otherwise to take actions adverse to us.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO OTHER RISKS.

    We face risks inherent in international operations, such as risks of currency exchange rate fluctuations, local economic and political conditions, restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support, nationalization, different accounting practices and potentially longer payment cycles, seasonal reductions in business activity, higher costs of doing business, consumer protection laws and restrictions on pricing or discounts, lack of or the failure to implement the appropriate infrastructure to support our technology, disruptions of capital and trading markets, laws and policies of the U.S. affecting trade, foreign investment and loans, and tax and other laws. These risks may adversely affect our ability to conduct and grow business internationally.

WE MAY NOT SUCCESSFULLY MAKE AND INTEGRATE BUSINESS COMBINATIONS AND STRATEGIC
  ALLIANCES.

    We plan to continue to enter into business combinations, investments, joint ventures or other strategic alliances with other companies in order to maintain and grow revenue and market presence. Those transactions with other companies create risks such as difficulty in assimilating the operations, technology and personnel of the combined companies; disruption of our ongoing business, including loss of management focus on existing businesses and other market developments; problems retaining key technical and managerial personnel; expenses associated with amortization of goodwill and other purchased intangible assets; additional operating losses and expenses of acquired businesses; impairment of relationships with existing employees, customers and business partners; and fluctuations in value and losses that may arise from equity investments. In addition, we may not be able to identify suitable candidates for business combinations and strategic investments, obtain financing or acceptable terms for such business combinations and strategic investments or otherwise make such business combinations and strategic investments on acceptable terms.

THESE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE INDEBTEDNESS OF OUR SUBSIDIARIES.

    Our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of that subsidiary will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available to us, except to the extent we may also have a claim as a creditor. As of June 30, 2001, our subsidiaries had no indebtedness other than trade payables incurred in the ordinary course of business and approximately $16 million included in long-term "Other Liabilities" incurred in the acquisition of Gradient Solutions Limited. Our subsidiaries may be permitted to borrow substantial additional indebtedness in the future under the terms of the indenture for the notes.

    Additionally, the notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. As of June 30, 2001, we had no secured indebtedness. We will be permitted to incur additional secured indebtedness, subject to the limitations under the terms of the indenture. See "Description of Debt Securities--Certain Covenants of Sabre--Restrictions on Secured Debt" in the accompanying prospectus.

                              RECENT DEVELOPMENTS

EDS TRANSACTION

    On March 14, 2001, we entered into agreements with Electronic Data Systems Corporation or EDS, which provide for:

    - the sale of our information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS,

    - an information technology outsourcing agreement for EDS to manage our information technology systems for 10 years, and

    - marketing agreements for us and EDS to jointly market information technology services and software solutions to the travel and transportation industries.

    Effective on July 1, 2001, we completed the sale of our information technology outsourcing business contracts, Web hosting contracts, and information technology infrastructure assets and associated real estate to EDS for approximately $661 million in cash. Up to approximately $31 million of this amount is contingently refundable to EDS based, in part, upon the amount of revenues received by EDS from US Airways under its outsourcing contract during the 30 months following the closing of the EDS transaction. In addition, we may receive aggregate additional payments from EDS for these assets ranging from $6 million to $25 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under other airline outsourcing contracts. On July 2, 2001, we repaid $710 million of existing short-term borrowings using proceeds from the EDS transaction and existing cash.

    In the EDS transaction, we transferred, among other things, our outsourcing contracts with American Airlines, US Airways, Gulf Air and Dollar/Thrifty Rent-A-Car and our data centers, network and desktop and mid-range computer systems. We used these assets in our outsourcing business and for transaction processing in our travel marketing and distribution business, including the operation of our SABRE global distribution system. EDS hired approximately 4,000 of our employees, located mostly in the United States, upon closing of the transaction.

    We retained our core travel marketing and distribution business, including:

    - our line of business related to contracts with travel suppliers and travel agency subscribers for participation in the SABRE computer reservations system;

    - our investment in the Travelocity.com consumer on-line business and GetThere corporate on-line booking business; and

    - our software development and consulting solutions business.

    We plan to continue to focus our business on remaining a global leader in all channels of travel distribution.

    We also retained contracts and assets that are directly related to our core travel marketing and distribution business. These contracts and assets include:

    - our multihost business, which provides internal reservation systems for airline customers;

    - contracts to provide software applications development, maintenance and licensing;

    - our intellectual property assets, including our software applications portfolios;

    - our contracts with travel suppliers, travel agencies and online travel sites for Web site development and booking engine services; and

    - the eMergo suite of airline solutions we offer as an online application service provider.

    Under the ten-year information technology outsourcing agreement, EDS will provide, manage and operate our information technology infrastructure, including data center management, applications hosting, selected applications development, data assurance and network management services.

    Under the EDS marketing agreements, we and EDS will jointly market certain information technology services and software solutions to the travel and transportation industries. As part of the marketing relationship, EDS will contribute $20 million toward enhancing and promoting our portfolio of airline software solutions. EDS has also agreed to move its travel bookings to the SABRE system and to implement our GetThere corporate booking platform in its organization.

RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2001

    Our net earnings, including special items described below, for the second quarter ended June 30, 2001, were $27.7 million ($0.20 per diluted share), compared to $63.4 million ($0.46 per diluted share) for the same quarter of 2000.

    Special items in the second quarter of 2001 on a pre-tax basis include:

    - amortization expense of $4.1 million related to six million options issued to US Airways as part of the long-term technology agreement signed in 1997;

    - expense of $72.3 million related to amortization of goodwill and other intangibles and the recognition of stock compensation expense arising from the merger of Travelocity.com, Inc. and Preview Travel, the acquisition of a 51% interest in Dillon Communication Systems GmbH and the acquisitions of Gradient Solutions Limited, GetThere Inc. and the Sabre Pacific Marketing Company; and

    - a net gain of $2.5 million related to Travelocity.com's ownership of warrants to acquire equity interests in Hotel Reservations Network.

    Our net earnings for the second quarter of 2001, excluding such special items, were $90.4 million, a growth of 19.2% compared to $75.9 million for the same quarter in 2000.

    Including the special items, our income from continuing operations in the second quarter ended June 30, 2001, was $5.1 million ($0.04 per diluted share), compared to $47.5 million ($0.37 per diluted share) for the second quarter of 2000.

    Our income from continuing operations in the second quarter ended June 30, 2001, excluding the special items described above, was $65.2 million ($0.48 per diluted share), compared to $62.3 million ($0.48 per diluted share) for the same quarter of 2000.

    Our income from continuing operations before provision for income taxes for the second quarter of 2001, excluding such special items, was $100.1 million, a growth of 1.7% compared to $98.3 million for the same quarter in 2000.

    Our total revenues from continuing operations for the second quarter ended June 30, 2001 were $582.0 million, up 16.1% from $501.4 million for the same quarter of 2000. Revenue growth was affected by the slowdown in business travel as a result of the United States economic downturn in 2000.

    Our operating income from continuing operations for the second quarter, excluding the special items discussed above, was $110.7 million, up 13.9% from $97.2 million for the same quarter of 2000. Including special items discussed above, our operating income from continuing operations for the second quarter was $38.4 million, down 48.6% from $74.9 million for the same quarter of 2000.

    As of June 30, 2001, we had $396.1 million of cash and marketable securities, of which $109.5 million were held on behalf of Travelocity.com and to which we do not have ready access. Our total debt was $859 million, which was lowered to $149 million on July 2, 2001 as a result of using the proceeds of the EDS transaction and existing cash to pay down debt. On July 20, 2001, we further reduced our debt by $70 million by using our existing cash to repay borrowings made under our revolving credit facility. Capital spending for the second quarter of 2001 was $57.7 million compared to $51.8 million in the second quarter of 2000. We anticipate that capital spending for 2001 will be in the range of $140 million to $160 million, compared to $190.1 million in 2000.

    Amortization of goodwill and other intangibles relating to acquisitions totaled $69.9 million for the second quarter of 2001. At June 30, 2001, goodwill associated with the Preview Travel merger in 2000 totaled $252 million, which we are amortizing over three years; goodwill in connection with the acquisitions in 2000 of Dillon Communication Systems and Gradient Solutions was $62 million, which we are amortizing over a five-year period; goodwill and other intangibles related to the GetThere acquisition in 2000 totaled approximately $683 million, which we are amortizing over a four-year period; and goodwill associated with the acquisition of Sabre Pacific in 2001 was $44 million, which we are amortizing over a seven-year period.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDING JUNE 30, 2001

    Our net earnings, including special items, for the six months ending June 30, 2001, were $44.9 million ($0.33 per diluted share), compared to $129.0 million ($0.94 per diluted share) for the same period of 2000.

    Special items in the second quarter of 2001 on a pre-tax basis include:

    - amortization expense of $17.2 million related to six million options issued to US Airways as part of the long-term technology agreement signed in 1997; and

    - expense of $142.6 million related to amortization of goodwill and other intangibles, the recognition of stock compensation expense and other expenses arising from the merger of Travelocity.com, Inc. and Preview Travel, and the acquisitions of GetThere Inc., Gradient Solutions Limited, the Sabre Pacific Marketing Company and a 51% interest in Dillon Communication Systems.

    Our net earnings for the six months ended June 30, 2001, excluding such special items, were $175.4 million, an increase of 15.9%, compared to $151.3 million for the same period of 2000.

    Including the special items, our income from continuing operations for the six months ended June 30, 2001 was $5.5 million ($0.04 per diluted share) compared to $96.9 million ($0.75 per diluted share) for the same period of 2000.

    Our income from continuing operations, excluding such special items described below, for the six months ended June 30, 2001 was $128.2 million ($0.96 per diluted share), compared to $122.8 million ($0.95 per diluted share) for the same period of 2000.

    Our income from continuing operations before provision for income taxes for the six months ended June 30, 2001, excluding the special items, was $197.8 million, an increase of 0.1%, compared to $197.7 million for the same period of 2000.

    Our total revenues from continuing operations for the six months ending June 30, 2001 were $1,155.4 million, up 17.8% from $980.5 million for the same period of 2000. Revenue growth was affected by the slowdown in business travel as a result of the U.S. economic downturn in the second quarter of 2000.

    Our operating income for the six months ended June 30, 2001, excluding the special items described above, was $225.9 million compared to $191.4 million for the same period of 2000. Our operating income for the six months ended June 30, 2001, including the special items described above, was $83.3 million compared to $151.1 million for the same period of 2000.

CONTINUING OPERATIONS BUSINESS OVERVIEW

    TRAVEL MARKETING & DISTRIBUTION. Revenues from the travel marketing and distribution business were $467 million for the second quarter of 2001, up 10.2% from the second quarter of 2000. Revenue growth was slower than expected, due to an economic downturn and weak business travel market. Nonetheless, we gained bookings share in three out of four geographic regions and overall. Our bookings within the United States declined 4.8%, while international bookings grew 2.1% over the second quarter of 2000. Overall, our travel bookings worldwide declined 2.0% as a result of business travel decline in the United States.

    TRAVELOCITY.COM (NASDAQ: TVLY). Gross travel bookings for Travelocity.com were $879 million for the second quarter of 2001, up 44% from $610 million in the second quarter of 2000. Second quarter revenues were $82 million compared to $47 million in the second quarter of 2000, a 76% increase. During the quarter, Travelocity.com membership rose by 2 million members from the previous quarter to 29 million. We maintain an approximate 70% economic ownership interest in Travelocity.com. Gross travel bookings represent the total purchase price of all travel services booked through Travelocity's Web sites. The amount of gross travel bookings does not affect Travelocity's operating results, and gross travel bookings are not included in revenues. Gross travel bookings is not a financial measurement in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared in accordance with generally accepted accounting principles. Comparisons of gross travel bookings are not necessarily meaningful as a measure of Travelocity's revenues due to, among other things, changes in commission rates.

    GETTHERE. Revenues from GetThere, our Web-based travel reservation offering for corporations and travel providers, were $11 million for the second quarter of 2001, an increase of 1,203% as compared to historical revenues in the second quarter of 2000, which was prior to our acquisition of GetThere. On a pro forma basis as if the acquisition of GetThere had occurred on January 1, 2000, year-over-year revenue growth was 43.9%. GetThere's corporate adoption rates of use by corporate customers' employees averaged 10.1% at June 30, 2001. This is a 10% sequential increase from the corporate adoption rate at March 31, 2001, and a 100% increase from the corporate adoption rate at June 30, 2000. The corporate adoption rate equals the aggregate value of gross travel bookings made by a customer's employees using GetThere compared to the aggregate value of gross travel bookings made by all employees of such customer during such period and is an indication of the degree of employee acceptance of GetThere within the customer's organization. For the top 20 accounts, the average corporate adoption rate climbed to 31%. Major customers added during the quarter include Verizon, First Data and the Gartner Group, and the total customer base now numbers more than 900. Corporate transactions, or trips, grew more than 150% from the second quarter of 2000. GetThere processed 1.5 million total transactions during the quarter, a 90% increase from the second quarter of 2000, on a pro forma basis as if the GetThere acquisition had occurred on January 1, 2000.

    AIRLINE SOLUTIONS & EMERGING BUSINESSES. Second quarter 2001 revenues from our airline solutions business unit and the emerging businesses unit remained flat from the second quarter of 2000. During the quarter, the business units signed a number of new products and services contracts, including contracts with Malaysia Airlines and All Nippon Airways, for a total contract value of approximately $20 million, with recognition of revenue to begin in the second half of 2001. Additionally, renewals for the airline reservations business had a total contract value of approximately $57 million.

DISCONTINUED OPERATIONS.

    Discontinued operations refer to the information technology outsourcing business that was sold to EDS. The discontinued operations recorded income of $25 million for the second quarter 2001, compared to $14 million in the second quarter of 2000, an 85% increase. Discontinued operations have been fully allocated with selling, general and administrative expenses to be representative of the business as it operated during the quarter. Some of the selling, general and administrative expenses historically allocated to the information technology outsourcing business may still be incurred as part of continuing operations in the future. These amounts are not currently estimable.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

    Prior to the divestiture of our information technology outsourcing business to EDS, we had four segments: Travel Marketing and Distribution, Travelocity.com, GetThere, and Outsourcing and Software Solutions. Subsequent to the divestiture, we have redefined our Outsourcing and Software Solutions segment as the Airline Solutions and Emerging Businesses segment. The segment information presented below is based on the new segment definition for all periods presented and has been presented on a continuing operations basis.

                                              THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                   JUNE 30,                             JUNE 30,
                                        ------------------------------       ------------------------------
                                                              PERCENT                              PERCENT
                                          2001       2000      CHANGE          2001       2000      CHANGE
                                        --------   --------   --------       --------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Revenues(1)(2)(3)
  Travel Marketing and Distribution...  $ 466.7    $ 423.5       10.2%       $ 933.4    $ 841.0      11.0%
  Travelocity.........................     82.3       46.8       76.0%         155.2       73.8     110.2%
  GetThere............................     10.9        0.8     1203.4%          21.8        2.3     850.3%
  Airline Solutions & Emerging
    Businesses........................     47.4       47.2        0.4%          96.3       91.9       4.8%
  Elimination of intersegment
    revenues..........................    (25.2)     (17.0)      48.6%         (51.3)     (28.5)     79.8%
                                        -------    -------                   -------    -------
Total revenues........................    582.0      501.4       16.1%       1,155.4      980.5      17.8%

Operating expenses(3).................    543.6      426.5       27.4%       1,072.1      829.4      29.3%
                                        -------    -------                   -------    -------
Operating income......................     38.4       74.9      (48.6%)         83.3      151.1     (44.9%)

Other income (expense)
  Interest income (expense),
    net,(4)...........................     (8.4)      (3.1)                    (21.1)       0.3
  Other, net(4).......................      1.9        0.2                      (7.9)       0.0
Minority interest.....................      4.4       11.2      (60.8%)         12.2       14.9     (18.4%)
                                        -------    -------                   -------    -------
Income from continuing operations
  before provision for income taxes...     36.3       83.2      (56.4%)         66.5      166.4     (60.0%)
Provision for income taxes............     31.2       35.6      (12.4%)         61.1       69.5     (12.1%)
                                        -------    -------                   -------    -------
Income from continuing operations.....      5.1       47.5      (89.4%)          5.5       96.9     (94.4%)
Income (loss) from discontinued
  operations, net(3)..................     22.7       15.9       42.8%          36.3       32.1      13.0%
Cumulative effect of accounting
  change, net(4)(5)...................      0.0        0.0                       3.1        0.0
                                        -------    -------                   -------    -------
Net earnings..........................  $  27.7    $  63.4      (56.3%)      $  44.9    $ 129.0     (65.2%)
                                        =======    =======                   =======    =======
Operating margin......................      6.6%      14.9%                      7.2%      15.4%
Depreciation and amortization(6)......  $ 108.1    $  60.4       79.0%       $ 218.0    $ 108.2     101.5%
EBITDA(7).............................    150.9      146.4        3.1%         313.5      274.2      14.3%
EBITDA margin(7)......................     25.9%      29.2%                     27.1%      28.0%
Amounts may not recalculate due to
  rounding.

------------------------

(1) 2001 and 2000 results of operations were impacted by our merger and acquisition activities and the related goodwill amortization expense associated with those transactions. See Note 5 to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding mergers and acquisitions and the impact on our financial condition and results of operations.

(2) We have had significant transactions with AMR and American Airlines. The terms of many of the agreements with AMR and its affiliates were revised in connection with AMR's divestiture of its entire ownership interest in us in the first quarter of 2000. See Note 7 to the Consolidated Financial Statements.

(3) Effective July 1, 2001, we completed the sale of our information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS. See "Recent Developments--EDS Transaction" and Note 2 to the Consolidated Financial Statements. The results of operations also do not reflect the impact on continuing operations of some of the selling, general and administrative costs which historically have been allocated to the discontinued operations, but may still be incurred as part of continuing operations in the future as this amount is currently not estimable.

(4) Percentage changes for these items are not meaningful.

(5) On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended. Accordingly, the fair market value of our derivative instruments held as of January 1, 2001, including foreign currency forwards, interest rate/foreign currency swap contracts and warrants, which were not designated as hedges under FAS 133, was recorded, net of minority interest and applicable income taxes, as a cumulative effect of a change in accounting method.

(6) Represents depreciation and amortization expense included in income from continuing operations.

(7) Earnings before interest, taxes, depreciation and amortization from continuing operations (known as EBITDA) consists of the sum of income from continuing operations before provision for income taxes, net interest expense, depreciation and amortization and other income (expense), net. EBITDA is not a measure of income or cash flows in accordance with generally accepted accounting principles, but is a supplemental financial indicator as to our ability to service or incur debt. EBITDA is not presented as an indicator of cash available for discretionary spending. EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating cash flow or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA margin is calculated by dividing EBITDA by revenues from continuing operations for the applicable period.

                                     SABRE

    We are a world leader in the electronic distribution of travel through our SABRE computer reservations system. We also engage in business-to-consumer and business-to-business travel services and distribution through our Travelocity.com and GetThere subsidiaries. In addition, we are a leading provider of software solutions to the travel and transportation industries. Before we completed the EDS transaction effective as of July 1, 2001, as described in "Recent Developments--EDS Transaction," we were also a leading provider of information technology outsourcing services to the travel and transportation industries.

ELECTRONIC TRAVEL DISTRIBUTION

    The SABRE system and other global distribution systems are the principal means of air travel distribution in the United States and a growing means of air travel distribution internationally. Through the SABRE system, subscribers such as travel agencies, corporate travel departments and individual consumers can access information about and book reservations with our associates, who are airlines, car rental companies, hotel companies, railroads, tour operators, ferry companies and cruise lines. As of June 30, 2001, travel agencies with approximately 59,000 locations in over 100 countries on six continents subscribed to the SABRE system, which enabled these subscribers to make reservations with approximately 450 airlines, 54 car rental companies, 228 tour operators, 8 cruise lines, 33 railroads and 230 hotel companies covering approximately 53,000 hotel properties worldwide. During 2000, more airline bookings in North America were made through the SABRE system than through any other global distribution system. Approximately 83.6%, 83.3% and 83.5% of our revenue from continuing operations in 2000, 1999 and 1998, respectively, was generated by our travel marketing and distribution segment, primarily through booking fees paid by our associates.

    In 2000, we estimate that air travel, as represented by the number of airline bookings, was distributed as shown in the following table:

                                                                 PERCENT OF
CHANNEL                                                       AIRLINE BOOKINGS
-------                                                       ----------------
Traditional Travel Agency...................................          56%
Consumer Online (e.g. Travelocity)..........................           7%
Corporate Online (e.g. GetThere)............................           *
Supplier Online (e.g. airline Web sites)....................           6%
Supplier Direct (e.g. airline reservation call centers).....          31%
                                                                     ---
  Total.....................................................         100%

    *   less than 1%

    In 2000, we estimate that our share of airline bookings made through the four global distribution systems in each of these distribution channels was:

                                                                  SABRE SHARE
CHANNEL                                                       OF AIRLINE BOOKINGS
-------                                                       -------------------
Traditional Travel Agency...................................           40%
Consumer Online (e.g. Travelocity)..........................           46%
Corporate Online (e.g. GetThere)............................           67%
Supplier Online (e.g. airline Web sites)....................           40%
Supplier Direct (e.g. airline reservation call centers).....           19%

    Our global share of all airline bookings made through the four global distribution systems (Sabre, Galileo, Amadeus and Worldspan) in 2000 was approximately 39% based on the marketing information data tapes provided by these global distribution systems. This represents a five percentage point increase above our global share of airline bookings in 1997 of 34%. Our share of airline bookings by region in 2000 was:

                                                                  SABRE SHARE
REGION                                                        OF AIRLINE BOOKINGS
------                                                        -------------------
North America...............................................           48%
Latin America, Caribbean and Mexico.........................           50%
Asia Pacific................................................           60%
Europe, Middle East and Africa..............................           14%

THE SABRE GLOBAL DISTRIBUTION SYSTEM

    The SABRE system, like other global distribution systems, creates an electronic marketplace where travel providers display information about their products and warehouse and manage inventory. Subscribers--principally travel agencies but also individual consumers and corporate travel departments via Travelocity.com and GetThere--access information or purchase travel products and services using the SABRE system. In 2000, approximately 1,000 associates displayed information about their products and services through the SABRE system, and we estimate that more than $75 billion of travel-related products and services were sold through the SABRE system.

    In addition to providing information to subscribers about airlines and travel providers, the SABRE system reports to the travel providers transaction data about subscriber-generated reservations, allowing travel providers to better manage inventory and revenues. The SABRE system also allows travel agency subscribers to print airline tickets, boarding passes and itineraries. Additionally, the SABRE system provides subscribers with travel information on matters such as currency, medical and visa requirements, weather and sightseeing. By accessing the SABRE system, a subscriber can, from a single source, obtain schedule, availability and pricing information from multiple travel providers for complex travel itineraries.

ASSOCIATE PARTICIPATION

    We derive our electronic travel distribution revenues primarily from booking fees paid by our associates for reservations made through the SABRE system for their products and services. In addition to airlines, our associates include car rental companies, hotel companies, railroads, tour operators, ferry companies and cruise lines.

    Airlines and our other associates can display, warehouse, manage and sell their inventory in the SABRE system. The booking fee paid by any of our associates depends upon several factors, including the associate's level of participation in the SABRE system and the type of products or services provided by the associate. Airlines are offered a wide range of participation levels. The lowest level of participation for airlines, the SABRE BASIC BOOKING REQUEST() participation level, provides schedules and electronic booking functionality only. Higher levels of participation for airlines, such as the SABRE DIRECT CONNECT AVAILABILITY participation level, provide greater levels of communication with the SABRE system, giving subscribers more detailed information and associates improved inventory management. For an associate selecting one of the higher levels of participation, the SABRE system provides subscribers with a direct connection to the associate's internal reservation system, allowing the SABRE system to provide real-time information and allowing the associate to optimize revenue for each flight. Car rental companies and hotel operators are provided with similar levels of participation from which to select. We also provide to our associates, upon request, marketing data derived from the SABRE system bookings for fees that vary depending on the amount and type of information provided.

SUBSCRIBER ACCESS

    Access to the SABRE system enables subscribers to electronically locate, price, compare and purchase travel products and services provided by our associates. We tailor the interface and functionality of the SABRE system to the needs of our different types of subscribers. Marketing is targeted to travel agencies, corporations and individual consumers.

    TRAVEL AGENTS. We provide travel agents with the hardware, software, technical support and other services needed to use the SABRE system in return for fees that typically vary inversely with the travel agency's productivity, as measured by the number of bookings generated. Such fees are payable over the term of the travel agent's agreement with us, generally five years in the United States and Latin America, three years in Canada, and one year in Europe.

    Because travel agencies have differing needs, we have modified the SABRE system interface to meet the specific needs of different categories of travel agents. Travel agents can choose interfaces that range from simple, text-based systems to feature-laden graphical systems. For example, we developed TURBO SABRE software, an advanced point-of-sale interface and application development tool that offers advanced functionality such as customized screens, automated quality control, database integration, and eliminates complex commands, reducing keystrokes and training requirements.

    PLANET SABRE software transforms the SABRE system from a complex command-oriented system to an all-graphic interface with continued access to the SABRE system and its capabilities. This software, which we introduced in February 1997, includes:

    - a graphical launch pad, which enables the user to move to any function with one or two clicks of a mouse;

    - a customizer feature, which allows travel agencies to tailor PLANET SABRE() software to meet their own specific needs;

    - a tutorial;

    - online help;

    - a place to store notes about clients, destinations or procedures; and

    - a suggestion system.

    SABRE NET PLATFORM is a low-cost, Internet browser based solution for smaller agencies or professional travel agents working from a remote location. The software provides Sabre quality and reliability at less than half the cost of other connectivity solutions, while at the same time giving agents the flexibility to stay connected virtually anywhere.

    We provide online bookings solutions for travel agencies and travel providers, including Web site development, business logic middleware, and backend processing. The end consumer accesses the agency and associate-specific Web sites via the Internet to locate, price, compare and purchase travel products and services. Because functionality requirements differ among customers, we developed a suite of products to cater to specific online needs. Travel agent and associate product offerings range from off the shelf applications to fully customized solutions. License, consulting, and Web hosting fees are recovered from the subscribers and vary with the level of customization and volume generated by the site. We also provide Web hosting services for the Web sites of many of our airline, travel agency and other travel industry customers.

    The SABRE system interfaces are available in English, Spanish, Portuguese, French, German, Italian and Japanese. In addition, we offer travel agencies back-office accounting systems and further support travel agencies by offering a simplified method to develop and place their own marketing presence on the Web.

    TRAVEL PROVIDERS AND CORPORATE ONLINE. Through our October 17, 2000 acquisition of GetThere Inc., we significantly extended our leadership in Web-based solutions for corporations and travel suppliers.

    GetThere DIRECTAIRLINE powers Web sites for 9 major airlines including All Nippon Airways, America West and United Airlines. GetThere's system provides supplier Web sites with features for travel reservations, bonus mile programs, flight status alerts and Internet specials. In 2000, GetThere also announced its first booking site for a leading lodging company--Hyatt Hotels and Resorts.

    Combining the former GetThere and SABRE Business Travel Solutions organizations, GetThere provides Web-based travel booking systems designed for corporate travelers, travel arrangers and travel managers. It is a comprehensive offering that enables travel planning and reservations by corporate travelers, while providing control and decision support to travel managers. GetThere DIRECTCORPORATE provides corporations with tools to better manage travel costs, use of negotiated rates and adherence to corporate travel policies, and to obtain real-time information on all aspects of travel. Through agency and travel providers, GetThere DIRECTMIDMARKET is delivering corporate travel features to small and mid-sized companies.

    We receive fees for transactions booked through GetThere and also recognize revenues for certain up-front fees, such as implementation, franchise and license fees over the term of the related contract.

    CONSUMER ONLINE. We own an approximate 70% economic interest in Travelocity.com Inc., a leading provider of online travel services to consumers. Travelocity.com Inc. operates Travelocity.com, which, according to its most recent annual report filed with the SEC, is the most visited online travel Web site and the third most visited electronic commerce retail site in the United States.

    Through the Travelocity.com Web sites and co-branded sites operated in conjunction with other Web sites, individual leisure and business travelers can compare prices, make travel reservations online and obtain destination information. This product is generally available to individual consumers free of charge, although Travelocity.com began charging consumers a $10 service fee for tickets booked through the Travelocity.com Web site for flights on Northwest Airlines, Inc. and its alliance partner, KLM Royal Dutch Airlines. Travelocity.com implemented this service charge in response to Northwest Airlines' and KLM's decision to cease paying commissions for tickets booked through the Internet.

    The Travelocity.com Web sites are accessible through the Internet and computer online services such as AOL. They feature booking and purchase capability for airline, car rental agencies, hotel companies and cruise and vacation providers, and offers access to a database of information regarding specific destinations and other information of interest to travelers.

    In addition to Travelocity.com's main U.S. Web site, it operates multiple Web sites tailored to customers in the United Kingdom, Canada and Germany. Travelocity.com is the exclusive provider of travel booking services for various America Online, Inc. services, including AOL, AOL.com, Netscape, CompuServe and Digital City, in the United States and Canada. Travelocity.com is also an exclusive provider of some of the travel booking services on Web sites operated by Yahoo!, Inc. in the United States and Canada, Excite, Inc. and @Home Corporation. According to Travelocity.com's most recent annual report filed with the SEC, after giving effect to its merger with Preview Travel, Inc. on a pro forma basis as if it had occurred on January 1, 2000, visitors booked approximately $2.5 billion in travel services on Travelocity.com and its affiliated Web sites in 2000, making it one of the top ten travel agents in the United States in terms of travel services sold.

AIRLINE SOLUTIONS

    We are a leading provider of information technology solutions to airlines and other travel suppliers. We offer our airline and other travel supplier clients a comprehensive set of information technology solutions, including:

    - software development, sales and licensing,

    - reservations hosting, and

    - consulting services.

    SOFTWARE DEVELOPMENT, SALES AND LICENSING. We provide software solutions to more than 150 airlines or airline associations. These solutions have many applications for airlines. For example:

    - the SABRE AIRMAX() revenue management system allows airlines to seek to enhance revenue by using statistical and database sources that estimate the economic implications of fare actions before they are implemented,

    - the SABRE AIRPRICE fares management system enables airlines to analyze and manage fares and react to competitors' changes,

    - the SABRE AIRFLITE flight scheduling system allows airlines to determine superior flight schedules, and

    - the SABRE AIRCREWs crew management system allows airlines to improve crew member scheduling which can reduce the airline's staffing costs.

    We also develop off-the-shelf products as well as customized software for some of our larger clients. Some of the most popular products support flight scheduling, flight operations, revenue management and accounting, crew scheduling, sales and marketing automation, cargo tracking, passenger systems and maintenance and engineering scheduling.

    RESERVATIONS HOSTING. We are a leading provider of airline reservations hosting services. These services involve maintaining and storing an airline's schedules, fares and inventory on our central computer system for the primary purpose of creating reservations for the airline's customers. These services also support airport check-in, ticketing, car and hotel reservations and the airline's frequent flyer program. Our reservations hosting services allow our airline clients to support and expand upon these fundamental airline functions. In addition, we have designed our reservations hosting services to easily integrate with many of our other information technology solutions so that airline customers using our reservations hosting services can readily access the benefits offered by these other solutions. Currently we provide reservations hosting services to more than 60 airline customers worldwide.

    CONSULTING SERVICES. Our consulting services assist businesses in the travel and transportation industries to collect and analyze operational and customer data in order to improve internal operations and product distribution in the market place. These services enable airlines, airports and other travel-related businesses to improve their operations and optimally distribute their fares, schedules and inventories through all available channels with a special emphasis on distribution through computer reservations and global distribution systems. We offer consulting services covering several areas related to the airline and travel industries, including:

    - revenue management,

    - distribution strategy,

    - maintenance and engineering,

    - electronic business solutions,

    - crew contract negotiations,

    - network profitability, and

    - airline start-up assistance.

INTERNATIONAL MARKETING

    We are actively involved in marketing the SABRE system internationally either directly or through joint venture or distributorship arrangements. Our global marketing partners principally include foreign airlines that have strong relationships with travel agents in those airlines' primary markets and entities that operate smaller global distribution systems or other travel-related network services.

    We have long-term agreements with ABACUS International Holdings Ltd. which created ABACUS International Ltd., a Singapore-based joint venture company that manages travel distribution in the Asia/Pacific region. We own 35% of the joint venture and provide it with transaction processing and product development services on the SABRE system.

COMPETITION

    We compete in travel marketing and distribution primarily against other global distribution systems. Our principal competitors in marketing to travel agents include Amadeus Global Travel Distribution SA, Galileo
International Inc. and Worldspan, L.P. Each of these competitors offers many products and services substantially similar to ours.

    The global market to attract and retain travel agency subscribers is intensely competitive. Factors affecting competitive success of global distribution systems include:

    - depth and breadth of information,

    - ease of use,

    - reliability,

    - service and incentives to travel agents, and

    - range of products available to travel providers, travel agents and consumers.

    We potentially face many new competitors as new travel distribution channels develop, including new Internet-based business-to-business and business-to-consumer, channels. These new competitors face a number of challenges, including:

    - significant capital investment,

    - development or acquisition of hardware and software systems with global scales and reach, and

    - ability to connect to disparate travel suppliers' and travel agents' systems.

    Although distribution through traditional travel agents continues to be the primary method of travel distribution, new channels of direct online distribution to businesses and consumers are growing. We believe that our products and services offered through GetThere and Travelocity.com are well-positioned to compete effectively in these emerging distribution channels.

    Many of these channels will continue to require services from a global distribution system such as the SABRE system. We have offered and we plan to continue to offer transaction processing and other services to parties that compete directly with the Travelocity.com Web sites and GetThere as such parties require access to our offerings. For example, we provide transaction processing services to Cheap Tickets, Hotwire.com and Lowestfare.com although such companies compete against the

Travelocity.com Web sites. For the provision of these services, we receive booking fees for bookings made through these and other travel-related Web sites.

    We market the SABRE system to corporations through GetThere. The market for Internet-based travel procurement and supply services is new, highly competitive and rapidly evolving. Our main competitors in the business-to-business channel in marketing to corporations include providers of online travel products and services, such as Amadeus, Oracle's E-Travel and Datalex PLC and online providers of indirect goods and services including Ariba and Commerce One.

    We participate in the business-to-consumer channel primarily through the Travelocity.com Web sites. The main competitors of the Travelocity.com Web sites in marketing to consumers include Expedia.com and Priceline.com. Increasingly, many travel suppliers are developing their own Web sites, some of which offer an array of products and services, that directly target consumers. Various major airlines have recently announced their intention to launch Internet Web sites in the United States, Europe and Asia to provide booking services for airline travel, hotel accommodations and other travel services offered by multiple vendors. Several hotels have announced plans for similar multi-vendor Web sites. Some of these sites appear to have the intention to make selected discounted fares and prices available exclusively on their proprietary or multi-vendor Web sites. To that end, the multi-airline owned Web site in the United States, named "Orbitz," has included "most favored distributor" and exclusivity provisions in its airline participation contracts. Similarly, the multi-airline owned Web site in Europe, named "Opodo," has signaled that its airline participation contracts will contain "most favored distributor" provisions. The U.S. Department of Transportation has stated that it will monitor Orbitz's operations to ensure that Orbitz is not behaving anti-competitively. Additionally, the U.S. Department of Justice is currently investigating Orbitz. The Attorneys General of 20 U.S. states and the Commonwealth of Puerto Rico also have expressed concerns about the impact that Orbitz might have on competition.

COMPUTER RESERVATION SYSTEM INDUSTRY REGULATION

    Our travel marketing and distribution business is subject to regulation in the United States, the European Union and Canada. These regulations generally address the relationships among computer reservation systems, airline associates, and travel agency subscribers. Generally, these regulations do not address relationships with non-airline associates. The regulations in the European Union, however, do include rail associates in certain circumstances. In general, these regulations are directed at ensuring fair competition among travel providers. Among the principles addressed in the current regulations are:

    - unbiased computer reservation system displays of airline information,

    - fair treatment of airline associates by computer reservation systems,

    - equal participation by airlines in non airline-owned computer reservation systems, and

    - fair competition for subscribers.

    The computer reservation system regulations in the United States are currently under review. In addition, the Transportation Ministry of Peru is considering the adoption of computer reservation system regulations. Likewise, the Department of Civil Aviation in Brazil recently considered such regulations but, for the time being, has decided such regulations are not necessary. We do not believe that the possible revisions to the United States regulations, or possible adoption of regulations in Peru and Brazil will materially adversely affect our operations.

OTHER REGULATION

    We may be impacted by regulations affecting issues such as: exports of technology, telecommunications, data privacy and electronic commerce. Some portions of our business, such as our Internet-based travel marketing and distribution, may be affected if regulations are adopted in these areas. Any such regulations may vary among jurisdictions. We believe that we are capable of addressing these regulatory issues as they arise.

                                USE OF PROCEEDS

    We anticipate our net proceeds from the sale of the notes will be $ million after deducting underwriting discounts and commissions and estimated
offering expenses of $    million. We intend to use the net proceeds to reduce
outstanding indebtedness under our revolving credit facility and for general corporate purposes.

    Our revolving credit facility consists of a $300 million senior unsecured line of credit which expires on September 14, 2004. As of June 30, 2001, the interest rate under the revolving credit facility was 4.48% per annum, and the borrowings under our revolving credit facility were $149 million. On July 20, 2001 we repaid $70 million of borrowings under our revolving credit facility, using existing cash. The remaining balance will be repaid with the proceeds from the sale of the notes.

                                 CAPITALIZATION

    The following table sets forth our debt and equity capitalization as of March 31, 2001 (i) on a historical basis, (ii) to give effect to the use of $661 million of the cash proceeds from the EDS transaction, $49 million of existing cash on July 2, 2001 and $70 million of existing cash on July 20, 2001 to retire $780 million of the Company's outstanding debt, and (iii) adjusted to give effect to the transactions described in clause (ii) and the application of the estimated net proceeds of this offering of notes as described under "Use of Proceeds." You should read this table in conjunction with our selected consolidated financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes included in this prospectus supplement and incorporated by reference in the accompanying prospectus.

                                                                      MARCH 31, 2001
                                                  ------------------------------------------------------
                                                                                     AS ADJUSTED FOR THE
                                                               AS ADJUSTED FOR THE    EDS TRANSACTION,
                                                                 EDS TRANSACTION      THE REPAYMENT OF
                                                                AND THE REPAYMENT     CERTAIN DEBT AND
                                                    ACTUAL       OF CERTAIN DEBT        THE OFFERING
                                                  ----------   -------------------   -------------------
                                                                 (IN THOUSANDS)
Short term debt:
  Current portion of long-term debt.............  $       --       $       --            $       --
  Bridge credit agreement.......................     710,000               --                    --
                                                  ----------       ----------            ----------
    Total short term debt:......................     710,000               --                    --
Long-term debt:
  Revolving credit facility.....................     149,000           79,000                    --
  Notes offered hereby..........................          --               --
                                                  ----------       ----------            ----------
    Total long-term debt........................     149,000           79,000
Stockholders' equity:
  Preferred stock: $0.01 par value; 20,000
    shares authorized; no shares issued.........          --               --                    --
  Common stock:
    Class A: $0.01 par value; 250,000 shares
      authorized; 132,244 shares issued.........       1,322            1,322                 1,322
  Additional paid-in capital....................     736,240          736,240               736,240
  Retained earnings(1)..........................     213,312          235,366               235,366
  Accumulated other comprehensive income........      (2,674)          (2,674)               (2,674)
  Less treasury stock at cost; 10 shares........        (415)            (415)                 (415)
                                                  ----------       ----------            ----------
  Total stockholders' equity....................     947,785          969,839               969,839
Total capitalization............................  $1,806,785       $1,048,839            $
                                                  ==========       ==========            ==========

------------------------

(1) Retained earnings increased as a result of our net gain in the EDS transaction. See Note 1 to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of our last five fiscal years and the three months ended March 31, 2001 is presented in the table below. The ratio of earnings to fixed charges on a pro forma basis for the year ended December 31, 2000 and the three months ended March 31, 2001 as if the EDS transaction, the repayment of borrowings using proceeds from the EDS transaction and existing cash balances and the offering of the notes had occurred at the beginning of the periods indicated is also presented in the table below. For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes and the cumulative effect of change in accounting method, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. The ratio of earnings to fixed charges for 1997 and 1996 has not been revised for the effects of presenting the results of operations of the information technology outsourcing business as a discontinued operation. Pro forma earnings for the year ended December 31, 2000 were inadequate to cover pro forma fixed charges by $12.7 million.

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                YEAR ENDED DECEMBER 31,                            MARCH 31
                                            ---------------------------------------------------------------   -------------------
                                              2000       2000       1999       1998       1997       1996       2001       2001
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                         PRO                                                               PRO
                                                        FORMA                                                             FORMA
Ratio of earnings to fixed charges........    4.47       0.63      23.58      15.41      10.48       7.95       1.91       3.13

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

SUMMARY

    The Company generates its revenue from continuing operations by providing travel marketing and distribution services to travel agencies, corporate travel departments and travel suppliers using the SABRE system, to consumers using the Travelocity.com Web sites and to businesses using GetThere products, from the development and marketing of airline solutions and from products and services offered by our emerging businesses unit, which identifies and evaluates new business concepts, potential partnerships, and mergers and acquisition opportunities. During the three months ended March 31, 2001, the Company generated approximately 80.3% of its revenue from Travel Marketing and Distribution services, approximately 9.6% from Travelocity.com, 1.9% from GetThere and 8.2% from Airline Solutions and Emerging Businesses. The Company's consolidated operating margins were 7.8% and 15.9% for the three months ended March 31, 2001 and 2000, respectively. During 2000, the Company generated approximately 82.8% of its revenue from Travel Marketing and Distribution services, approximately 7.4% from Travelocity.com, 0.6% from GetThere and 9.2% from Airline Solutions and Emerging Businesses. The Company's consolidated operating margins for continuing operations were 8.9%, 18.0% and 19.0% for the years ended December 31, 2000, 1999 and 1998, respectively.

    For the three years ended December 31, 2000, total operating expenses have increased $503 million, or 39.8% from $1,265 million at December 31, 1998 to $1,768 million at December 31, 2000 due to the Company's growth, business acquisitions, and incremental costs of the Company's Y2K efforts. The Company's primary expenses consist of salaries, benefits, other employee-related costs, depreciation and amortization, communication costs and customer incentives.

EDS TRANSACTION

    Effective on July 1, 2001, the Company and EDS completed the sale of the Company's information technology outsourcing business contracts, Web hosting contracts, and information technology infrastructure assets and associated real estate to EDS for approximately $661 million in cash. See "Recent
Developments--EDS Transaction" and Note 2 to the Consolidated Financial Statements for additional information regarding this transaction.

    The assets transferred included the Company's outsourcing contracts with American Airlines, US Airways, Gulf Air, and Dollar/Thrifty Rent-A-Car, and data centers, network and desktop and mid-range computer systems. Those assets were used for the Company's outsourcing business and for transaction processing in its travel marketing and distribution segment, including the operation of the SABRE global distribution system. Approximately 4,000 of the Company's employees, located mostly in the United States, were transitioned to employment with EDS upon closing of the transaction.

    The Company retained its core travel marketing and distribution business, including the line of business related to contracts with travel suppliers and travel agency subscribers for participation in the Sabre system; the Company's investment in the Travelocity.com consumer on-line business and GetThere corporate on-line booking business; and contracts with travel suppliers, travel agencies and online travel sites for Web site development and booking engine services. The Company plans to continue to focus its business on remaining a global leader in all significant channels of travel distribution.

    The Company also retained contracts and assets that are directly related to its core travel marketing and distribution business. Those include its multihost business, which provides internal reservation systems for airline customers; contracts to provide software applications development, maintenance and licensing; the Company's intellectual property assets, including its software applications portfolios; and the eMergo suite of airline solutions offered by the Company as an online application service provider.

    Under the information technology outsourcing agreement, EDS will provide, manage and operate the Company's information technology infrastructure, including data center management, applications hosting, selected applications development, data assurance, and network management services. The term of the information technology outsourcing agreement is ten years. The information technology outsourcing agreement is expected to generate future cost savings for the Company.

    Under the Marketing Agreements, the Company and EDS will jointly market certain information technology services and software solutions to the travel and transportation industries. As part of the marketing relationship, EDS will contribute $20 million toward enhancing and promoting the Company's portfolio of airline software solutions. EDS has also agreed to move its travel bookings to the Company's SABRE system and to implement the Company's GetThere corporate booking platform in its organization. For further information about the transaction with EDS and the financial statement presentation of discontinued operations, see Note 2 to the Consolidated Financial Statements.

SEASONALITY

    The travel industry is seasonal in nature. Bookings, and thus fees charged for the use of the SABRE system, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and a decline in business travel during the holiday season. See Note 16 to the Consolidated Financial Statements for further information on quarterly financial results. The following table sets forth quarterly financial data for the Company (in millions, except per share data and percentages):

                                                               FIRST      SECOND     THIRD      FOURTH
                                                              QUARTER    QUARTER    QUARTER    QUARTER
                                                              --------   --------   --------   --------
2000
------------------------------------------------------------
Revenues....................................................   $479.1     $501.4     $495.6     $464.6
Operating income (loss).....................................   $ 76.3       74.9       60.8      (39.1)
Operating margin............................................     15.9%      14.9%      12.3%      (8.4%)
Income from continuing operations, pre-tax..................   $ 83.2     $ 83.2     $ 66.2     $(42.9)
Income from discontinued operations, net....................   $ 16.3     $ 15.9     $  4.4     $ 11.4
Net earnings (loss).........................................   $ 65.6     $ 63.4     $ 44.4     $(29.4)
Depreciation and amortization...............................   $ 47.8     $ 60.4     $ 62.1     $101.7
EBITDA(1)...................................................   $127.8     $146.4     $131.4     $ 69.9
EBITDA Margin(1)............................................     26.7%      29.2%      26.5%      15.0%
Direct reservations booked using the SABRE system...........      106        103         98         87
Total reservations booked using the SABRE system............      126        122        117        103

                                                               FIRST      SECOND     THIRD      FOURTH
                                                              QUARTER    QUARTER    QUARTER    QUARTER
                                                              --------   --------   --------   --------
1999
------------------------------------------------------------
Revenues....................................................   $439.1     $446.3     $435.1     $378.5
Operating income............................................     91.5       96.4       78.7       38.8
Operating margin............................................     20.8%      21.6%      18.1%      10.3%
Income from continuing operations, pre-tax..................    128.3      100.2       83.8      148.5
Income from discontinued operations, net....................   $ 12.7     $ (0.3)    $ 25.9     $  3.1
Net earnings................................................   $ 92.7     $ 63.5     $ 78.5     $ 97.3
Depreciation and amortization...............................     44.4       47.8       39.6       43.5
EBITDA(1)...................................................    135.9      144.3      118.2       82.3
EBITDA Margin(1)............................................     30.9%      32.3%      27.2%      21.7%
Direct reservations booked using the SABRE system...........       99         97         94         80
Total reservations booked using the SABRE system............      116        115        112         96

------------------------

(1) Earnings before interest, taxes, depreciation and amortization from continuing operations (known as EBITDA) consists of the sum of income from continuing operations before provision for income taxes; net interest expense; depreciation and amortization and other income (expense), net. EBITDA is not a measure of income or cash flows in accordance with generally accepted accounting principles, but is a supplemental financial indicator as to our ability to service or incur debt. EBITDA is not presented as an indicator of cash available for discretionary spending. EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating cash flow or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA margin is calculated by dividing EBITDA by revenues for the applicable period.

AGREEMENTS WITH AMR AND AMERICAN AIRLINES

    The Company, AMR and American Airlines have various agreements, collectively referred to as the "AMR Agreements". These agreements include an agreement for the provision of marketing support by American Airlines for certain of the Company's products, an agreement for the provision of management services by American Airlines to the Company, agreements for the provision of travel services by American Airlines to the Company and its employees. The rates under the agreements are adjusted or renegotiated from time to time, and current rates may represent an increase or decrease over previous rates. The financial terms of the AMR Agreements were applied to the Company's operations commencing January 1, 1996.

    The Company entered into an information technology services agreement with American Airlines (the "Technology Services Agreement") to provide American Airlines with certain information technology services. The base term of the Technology Services Agreement expires June 30, 2006. The Technology Services Agreement and related information technology assets and personnel have been transferred to EDS as part of the EDS Transaction (see Note 2 to the Consolidated Financial Statements). Substantially all of the services under the Technology Services Agreement will now be provided by EDS. The Company may receive additional payments from EDS for those assets, depending on the amount of revenues received by EDS under the Technology Services Agreement. The terms of the services to be provided to American Airlines by EDS, however, vary. Certain software applications development and maintenance services were retained by the Company under a new agreement with American Airlines. The Company also transferred to American Airlines approximately 200 employees who had been providing dedicated support services.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THE THREE MONTHS ENDED MARCH 31,
  2000

    REVENUES. Total revenues for the three months ended March 31, 2001 increased approximately $94 million, 19.6%, compared to the three months ended March 31, 2000, from $479 million to $573 million. Travel Marketing and Distribution revenue from external customers increased $45 million, 10.8%. This increase was primarily due to a $37 million increase from booking and other fees from associates while revenues from other products grew $8 million. Travelocity.com increased revenues from external customers approximately
$36 million, 189.5%. Transaction revenues from associates increased $26 million due to growth in booking volumes, and advertising and license fee revenues grew by $10 million. GetThere revenues from external customers increased
$10 million, 650%, resulting from the combination of GetThere with the Company's existing Business Travel Solutions business in October 2000. Supplier revenue, which consists of services provided to airlines, such as United and TWA, for hosting their consumer Web sites, increased $5 million. GetThere also increased corporate and other revenue $5 million, due to increases in trip fees and revenues from partnerships with agencies such as American Express and other on-line customers. Airline Solutions and Emerging Businesses increased revenues from external customers approximately $3 million, 6.8%, due to increases in license fee revenues.

    COST OF REVENUES. Cost of revenues for the three months ended March 31, 2001 increased approximately $39 million, 12.0%, compared to the three months ended March 31, 2000, from $324 million to $363 million. Approximately
$20 million of this increase was driven by higher Travel Marketing and Distribution expenses for data processing, software development labor and subscriber incentives. The additional $19 million of the increase was primarily due to increased salaries, benefits and employee related expenses resulting from growth in Travelocity.com and the acquisition of GetThere.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the three months ended March 31, 2001 increased $28 million, 38.4%, compared to the three months ended March 31, 2000, from $73 million to $101 million. The increase is primarily due to the amortization of payments made by Travelocity.com to strategic distribution partners such as America Online, Inc., Yahoo! Inc. and others. The increase was also partially due to higher advertising and promotion costs to support the growth of Travelocity.com and other selling and administrative expenses to support the Company's growth.

    AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets was $65 million for the three months ended March 31, 2001 compared to $6 million for the three months ended March 31, 2000. Goodwill and intangible assets of approximately $1 billion were recorded in connection with the merger in 2000 of Travelocity.com and Preview Travel; the acquisitions in 2000 of GetThere, Gradient Solutions Limited and a 51% interest in Dillon Communications Systems and the acquisition of Sabre Pacific in March 2001. The acquired goodwill and intangible assets are being amortized over periods ranging from one to seven years.

    OPERATING INCOME.  Operating income decreased $31 million, 40.8%, from
$76 million to $45 million. Operating margins decreased from 15.9% in 2000 to 7.8% in 2001 as the 19.6% increase in revenues was more than offset by a 31.2% increase in operating expenses.

    INTEREST INCOME. Interest income decreased $3 million due to lower average balances maintained in the Company's investment accounts.

    INTEREST EXPENSE. Interest expense increased $13 million due to interest expense on the $859 million of debt incurred during 2000 related to the payment of the $675 million cash dividend in February 2000 and the acquisition of GetThere in October 2000.

    OTHER, NET. Other, net, in 2001 is primarily composed of unrealized losses on warrants to purchase shares of Hotel Reservation Network common stock held by the Company.

    MINORITY INTEREST. The minority interest includes minority owners' interests in the results of operations of consolidated subsidiaries of the Company, primarily Travelocity.com. The increase in losses attributable to minority interest is due to an increase in the net loss of Travelocity.com combined with minority interests participating in the loss of Travelocity.com for the entire period during 2001.

    INCOME TAXES. The provision for income taxes was $30 million and $34 million for the three months ended March 31, 2001 and 2000, respectively. The decrease in the provision for income taxes corresponds with the decrease in net income before the provision for income taxes combined with the benefit of an estimated research and experimentation credit partially offset by the impact of nondeductible goodwill amortization expense of $65 million.

    DISCONTINUED OPERATIONS. Revenues from discontinued operations for the three months ended March 31, 2001 increased approximately $15 million, 9.0%, compared to the three months ended March 31, 2000, from $166 million to $181 million. The increase in revenues was primarily due to higher applications development revenues from American. Net earnings from discontinued operations for the three months ended March 31, 2001 decreased approximately $2 million, 12.5%, compared to the three months ended March 31, 2000, from $16 million to $14 million due to higher US Airways option amortization expense. Discontinued operations have been fully allocated with selling, general and administrative expenses to be representative of the business as it operated during the relevant period. Some of the selling, general and administrative expenses historically allocated to the information technology outsourcing business may still be incurred as part of continuing operations in the future. The amount of such costs is not currently estimable.

2000 COMPARED TO 1999

    REVENUES. Total revenues from continuing operations for the year ended December 31, 2000 increased approximately $242 million, 14.2%, compared to the year ended December 31, 1999, from $1,699 million to $1,941 million. Travel Marketing and Distribution revenue increased $168 million, 11.7%. This increase was primarily due to a $154 million increase from booking and other fees from associates while revenues from other products grew $14 million. Travelocity.com increased revenues approximately $104 million, 257.9% due to increases in transaction revenue from growth in booking volumes, and advertising and license fee revenues. GetThere revenues increased approximately $10 million, 453.9%, resulting primarily from the combination of GetThere with the Company's existing Business Travel Solutions business in October 2000. Supplier revenue, which consists of services provided to air travel providers, such as United and TWA, for hosting their consumer Web sites, increased $5 million. GetThere also increased corporate and other revenue approximately $5 million, due to increases in trip fees and revenues from partnerships with agencies such as American Express and other on-line customers. Airline Solutions and Emerging Businesses revenues decreased approximately $40 million, 18.3%, due primarily to decreases in applications development performed on behalf of various work travel providers.

    COST OF REVENUES. Cost of revenues for the year ended December 31, 2000 increased approximately $106 million, 8.8%, compared to the year ended
December 31, 1999, from $1,211 million to $1,317 million. Approximately
$32 million of this increase was driven by higher Travel Marketing and Distribution expenses for data processing, development labor and subscriber incentives. This increase was due to increased transactions resulting in increases in costs associated with Travelocity.com's customer service operations, including the addition of personnel and other costs associated with a new customer service center. The remaining increase of $61 million was primarily due to increased salaries, benefits and employee-related expenses resulting from growth in Travelocity.com and the acquisition of GetThere.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $159 million, 86.9%, from $183 million to $342 million. General and administrative expenses for the year include approximately $19 million of non-recurring charges associated with the spin-off of the Company from AMR. Additionally, approximately $100 million of the increase in selling, general and administrative expenses relates to the Travelocity.com business and includes approximately $46 million of payments made to strategic distribution partners, approximately $36 million in increased advertising and promotion activities and approximately $18 million for higher salaries, benefits and other administrative expenses necessary to support the growth of that business. The remaining $40 million increase in selling, general and administrative expenses is due to the Company's growth initiatives including strategic acquisitions consummated during 2000.

    AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets was $109 million in 2000. The Company recorded approximately $1 billion of goodwill and intangible assets associated with the merger of Preview and Travelocity.com and the acquisitions of GetThere, Gradient and an interest in Dillon in 2000. The acquired goodwill and intangible assets are being amortized over periods ranging from one to five years.

    OPERATING INCOME.  Operating income decreased $132 million, 43.3%, from
$305 million to $173 million. Operating margins decreased from 18.0% in 1999 to 8.9% in 2000, due to an increase in operating expenses of 26.9% partially offset by a 14.2% increase in revenues. Travel Marketing and Distribution operating income increased $32 million, 8.8%, due to higher booking fees from associates. Travelocity.com had a $91 million decrease in operating income due primarily to increased goodwill amortization and higher selling, general and administrative expenses. GetThere had a $55 million decrease in operating income due primarily to higher goodwill amortization.

    INTEREST INCOME. Interest income decreased by $12 million, 42.9%, from $28 million to $16 million, due primarily to lower average balances maintained in the Company's cash and marketable securities accounts as a result of the payment of a $675 million dividend to shareholders in February 2000 and strategic acquisitions during 2000.

    INTEREST EXPENSE. Interest expense increased $22 million, 220.0%, from $10 million to $32 million as a result of the debt assumed during 2000 in connection with the payment of a $675 million dividend to shareholders in February 2000 and the acquisition of GetThere in October 2000.

    OTHER INCOME (EXPENSE), NET.  Other income (expense) decreased
$136 million, primarily due to a $138 million non-recurring gain recognized in 1999 on the liquidation of Equant N.V. ("Equant") depository certificates.

    MINORITY INTERESTS. Minority interests include minority owners' interests in consolidated subsidiaries of the Company, primarily Travelocity.com.

    INCOME TAXES. The provision for income taxes was $93 million and $170 million for 2000 and 1999, respectively. The decrease in the provision for income taxes primarily corresponds with the change in income before the provision for income taxes. The decrease is also due to a lower effective tax rate resulting from the research and experimentation credit, partially offset by a higher effective tax rate resulting from non-deductible goodwill amortization. See Note 10 to the Consolidated Financial Statements for additional information regarding income taxes.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations decreased $194 million, 66.9%, from $290 million in 1999 to $96 million in 2000 notwithstanding an increase in revenues of 14.2% because of an increase of operating expenses of 26.9% coupled with the non-recurring 1999 gain recognized on the liquidation of the Equant depository certificates. The increase in operating expenses was mainly driven by increases in expenses related to acquisition activity in 2000 including amortization of goodwill and intangible assets.

    INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations increased $7 million, 17.1%, from $41 million to $48 million for 1999 and 2000, respectively. Revenues decreased due to reduced conversion and migration work for US Airways and for Canadian Airlines applications work. The revenue decrease was more than offset by decreased operating expenses as a result of lower employee and contractor headcount. Discontinued operations have been fully allocated with selling, general and administrative expenses to be representative of the business as it operated during the quarter. Some of the selling, general and administrative expenses historically allocated to the information technology outsourcing business may still be incurred as part of continuing operations in the future. The amount of such costs is not currently estimable.

    NET EARNINGS.  Net earnings decreased $188 million, 56.6%, from
$332 million to $144 million, attributable to decreases in other income, operating income and interest income and increases in interest expense in 2000 compared to 1999.

1999 COMPARED TO 1998

    REVENUES. Total revenues from continuing operations for the year ended December 31, 1999 increased approximately $138 million, 8.8%, compared to the year ended December 31, 1998, from $1,561 million to $1,699 million. Travel Marketing and Distribution revenue from external customers increased
$128 million, 9.7%. This increase was primarily due to a $100 million increase from booking and other fees from associates while revenues from other products grew $28 million. Travelocity.com revenues from external customers increased approximately $27 million, 197.1%. Transaction revenues from associates increased $19 million due to growth in booking volumes, and advertising and license fee revenues grew by $8 million. GetThere revenues from external customers increased $2 million, due to growth in transactions booked through Business Travel Solutions. Airline Solutions and Emerging Businesses revenues from external customers decreased approximately $18 million, 7.8%, due to decreases in certain project activities and US Airways outsourcing contract activity, partially offset by increases in Aerolineas Argentinas conversion migration.

    COST OF REVENUES. Cost of revenues for the year ended December 31, 1999 increased approximately $89 million, 7.9%, compared to the year ended
December 31, 1998, from $1,122 million to $1,211 million. Approximately
$78 million of this increase was driven by higher Travel Marketing and Distribution expenses for communications, development labor and subscriber incentives. The remaining increase of $11 million was primarily due to increased salaries, benefits and employee related expenses resulting from growth of the business, partially offset by reversal of an accrual for a cost savings guarantee under the Marketing Cooperation Agreement. See Note 7 to the Consolidated Financial Statements for more information on this agreement.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $40 million, 28.0%, from $143 million to $183 million, primarily due to salaries, benefits and employee-related costs, advertising and other selling expenses. Salaries, benefits and employee-related costs increased as a result of sales growth initiatives and increased administrative requirements to support the Company's growth.

    OPERATING INCOME.  Operating income increased $9 million, 3.0%, from
$296 million to $305 million. Operating margins decreased from 19.0% in 1998 to 18.0% in 1999, due to an increase in revenues of 8.8% and an increase in operating expenses of 10.2%. Travel Marketing and Distribution operating income increased $61 million, 20.0%, due to higher booking fees from associates. GetThere operating income decreased $22 million due primarily to higher operating expenses. Airline Solutions and Emerging Businesses operating income decreased $24 million due primarily to lower application development revenues.

    INTEREST INCOME. Interest income increased by $2 million, due primarily to higher average balances maintained in the Company's cash and marketable securities accounts.

    INTEREST EXPENSE. Interest expense decreased $9 million as a result of the settlement in June 1999 of the $318 million debenture payable to AMR.

    OTHER INCOME (EXPENSE), NET.  Other income (expense) increased
$123 million, primarily due to a $138 million gain recognized on the liquidation in 1999 of Equant depository certificates held by American for the economic benefit of the Company, partially offset by the one-time gain of $14 million recognized in 1998 as a result of the favorable court judgment relating to Ticketnet Corporation, an inactive subsidiary of the Company.

    INCOME TAXES. The provision for income taxes was $170 million and $115 million for 1999 and 1998, respectively. The increase in the provision for income taxes corresponds with the increase in net income before the provision for income taxes, partially offset by a lower effective tax rate due primarily to increased foreign tax benefits. See Note 10 to the Consolidated Financial Statements for additional information regarding income taxes.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased $88 million, 43.9% from $202 million in 1998 to $290 million in 1999 due to an increase in revenues of 8.8% partially offset by an increase of operating expenses of 10.2%.

    INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations increased $11 million, 37.7%, from $30 million to $41 million for 1998 and 1999, respectively. Revenues decreased due to lower US Airways conversion and migration work, partially offset by increases in other applications work, primarily for Gulf Air. The revenue decrease was more than offset by decreased expenses as a result of lower employee and contractor headcount and lower services purchased relating to US Airways. Discontinued operations have been fully allocated with selling, general and administrative expenses to be representative of the business as it operated during the quarter. Some of the selling, general and administrative expenses historically allocated to the information technology outsourcing business may still be incurred as part of continuing operations in the future. The amount of such costs is not currently estimable.

    NET EARNINGS.  Net earnings increased $100 million, 43.1%, from
$232 million to $332 million, primarily due to the increases in other income, primarily due to the gain recognized on the liquidation of Equant depository certificates, and operating income and the reduction in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 2001, the Company had approximately $228 million in cash and short-term investments and a working capital deficit of $387 million. At December 31, 2000, the Company had $145 million in cash and marketable securities and $47 million of long-term securities, and a working capital deficit of $573 million. The Company invests cash in short-term marketable securities, consisting primarily of certificates of deposit, bankers' acceptances, commercial paper, corporate notes and government notes.

    The Company generated $76 million of cash from operating activities during the three months ended March 31, 2001 compared to $19 million of cash used for the three months ended March 31, 2000. The Company generated $311 million, $495 million and $451 million in 2000, 1999 and 1998, respectively, in cash flow from operating activities. The Company anticipates that cash flows from operating activities will not be significantly affected as a result of the EDS transaction. Historically, the Company has funded its operations through cash generated from operations.

    On January 5, 2000, pursuant to the terms of the stock option agreement with US Airways, the Company settled the first tranche of options to acquire
3 million shares of the Company's class A common stock with a cash payment of $81 million in lieu of issuing stock. The second tranche of options to acquire 3,406,914 shares of the Company's class A common stock remained outstanding at December 31, 2000. Effective January 1, 2001, US Airways' ability to select alternative value in place of receiving stock for the second tranche of options expired. The Company may, at its discretion, choose to settle the remaining stock options with alternative value in place of issuing shares of its common stock. Such payment may result in the payment of cash by the Company to US Airways.

    Net cash used for investing activities for 2000, 1999 and 1998 was $473 million, $438 million and $422 million, respectively. Investing activities in 2000 primarily included $711 million for strategic acquisitions including GetThere, Preview, Gradient and an interest in Dillon as well as $190 million of expenditures for property and equipment. Investing activities in 1999 primarily included a $300 million loan to American and $167 million of expenditures for property and equipment. Net cash used for investing activities was $104 million for the three months ended March 31, 2001.

    The Company obtained $163 million in cash from financing activities in 2000 compared to cash used for financing activities in 1999 of $59 million and $31 million in 1998. Cash provided by financing activities in 2000 includes
$859 million from the issuance of notes payable which was partially offset by the payment of $675 million in dividends to shareholders in February and $34 million used to repurchase approximately 1 million shares of the Company's class A common stock. See Note 12 to the Consolidated Financial Statements for a further discussion of the 2000 dividend. In the future, the Company intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any additional cash dividends on its common stock. Any determination as to the future payment of dividends will depend upon the future results of operations, capital requirements and financial condition of the Company and its subsidiaries and such other factors as the Board of Directors of the Company may consider, including any contractual or statutory restrictions on the Company's ability to pay dividends. Cash used for financing activities in 1999 included $60 million to repurchase approximately 1 million shares of the Company's stock and the payment of $18 million to AMR in settlement of an outstanding debt obligation. Net cash provided by financing activities was $33 million for the three months ended March 31, 2001.

    On February 4, 2000, the Company entered into a $300 million, senior unsecured, revolving credit agreement (the "Credit Facility"), which expires on September 14, 2004. At March 31, 2001, there was $149 million outstanding under the Credit Facility. On July 20, 2001, the Company repaid $70 million of borrowings under the Credit Facility by using existing cash, bringing the outstanding borrowings to $79 million.

    On October 10, 2000, the Company entered into a $865 million bridge credit agreement (the "Bridge Credit Agreement"). Proceeds of the Bridge Credit Agreement were used to fund the acquisition of GetThere and to repay the entire $200 million outstanding under a short-term $200 million, senior unsecured, term loan agreement dated February 4, 2000. At March 31, 2001, the outstanding balance of borrowings under the Bridge Credit Agreement was $710 million. On July 2, 2001, the Company repaid $710 million of existing short-term borrowings using proceeds from the EDS transaction and existing cash.

    During 1999, the Company entered into a syndicated lease financing facility of approximately $310 million for the use of land and an existing office building and the construction of a new corporate headquarters facility in Southlake, Texas, as well as the development of new data center facilities in Tulsa, Oklahoma. The financing facility will be accounted for as an operating lease. The initial term of the lease extends through September 14, 2004, with two optional one-year renewal periods thereafter. At the end of each renewal period, the Company is required to either renew the lease, purchase the property for its original cost, or arrange for the sale of the property to a third party, with the Company guaranteeing to the lessor proceeds on such sale of approximately 85% of the original fair value of the leased facility, or approximately $264 million. See Note 11 to the Consolidated Financial Statements for further information regarding future minimum lease payments.

    The Company has an agreement with America Online, Inc. ("AOL") that provides, among other things, that the Travelocity.com Web site will be the exclusive reservations engine for AOL's Internet properties. Payments of up to $200 million will be made to AOL and Travelocity.com and AOL will share advertising revenues and commissions over the five-year term of the agreement. Travelocity.com paid $10 million and $40 million to AOL during the first quarter of 2001 and 2000, respectively, in connection with the agreement.

    Capital investments for the three months ended March 31, 2001 and 2000 were $51 million and $50 million, respectively. The Company has estimated capital investments of approximately $140 to $160 million for 2001. This estimated reduction from 2000 is due to anticipated decreases of IT asset acquisitions resulting from the EDS transaction.

    On January 16, 2001 the Board of Directors authorized the purchase of up to $25 million of Travelocity.com common stock at management's discretion. During the first quarter of 2001, the Company purchased 857,500 shares of common stock of Travelocity.com in the open market at a cost of $17.9 million. The purchases were made to offset the potentially dilutive effect on Sabre's equity ownership percentage of Travelocity.com from employee stock options granted by Travelocity.com. As of March 31, 2001 Sabre and its affiliates held a total of 2,033,970 shares of common stock and 33 million shares of Class A common stock in Travelocity.com. Accordingly, the Company now holds an approximate 70% economic interest in the Travelocity.com business. The Company may, from time to time, effect future purchases for the same reason. These and any such future purchases do not reflect any change in Sabre's publicly disclosed plans with respect to Travelocity.com.

    On March 10, 2000, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission through which the Company intends to sell certain securities from time to time after the effective date of the registration statement, which was April 17, 2000. The Company intends to use the proceeds from the sale of any securities for general corporate purposes, which might include the retirement of debt, additions to working capital, new product capital and acquisitions.

    The Company believes available balances of cash and short-term investments, cash flows from operations and funds available under the various credit facilities, combined with the ability to raise funds from the sale of securities in connection with the registration statement on Form S-3, will be sufficient to meet the Company's cash requirements for the foreseeable future.

INTEREST IN EQUANT

    At December 31, 2000, American Airlines held 2.3 million depository certificates representing beneficial ownership of common stock of Equant N.V., a telecommunications company affiliated with the SITA Foundation for the economic benefit of the Company. The depository certificates are issued by the SITA Foundation, which holds the underlying Equant shares. On June 29, 2001, the SITA Foundation completed a transaction whereby all of the SITA Foundation's Equant shares were exchanged for shares of France Telecom. On July 3, 2001, the SITA Foundation sold all of the Company's portion of the France Telecom shares, and the Company received proceeds of approximately $47.7 million shortly thereafter.

MERGERS AND ACQUISITIONS

    During 2000, the Company completed the merger of Travelocity.com and Preview. Additionally, the Company completed the acquisitions of Gradient and GetThere, as well as acquired a 51% ownership interest in Dillon. For further information regarding these transactions, see Note 5 to the Consolidated Financial Statements.

INFLATION

    The Company believes that inflation has not had a material effect on its results of operations.

RECENT ACCOUNTING PRONOUNCEMENT

    The Company has adopted Statement of Financial Accounting Standards
No. 133, "Accounting for Derivative Instruments and Hedging Activities"
("FAS 133") effective January 1, 2001. FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    At December 31, 2000, the Company was a party to certain derivative instruments, including foreign currency forwards designated as a hedge related to anticipated foreign currency expenditures, an interest rate/foreign currency swap contract entered into in connection with Euro denominated debt related to the Gradient acquisition (see Note 5 to the Consolidated Financial Statements) and warrants received from Hotel Reservations Network in connection with an affiliation agreement. The Company recorded a gain of approximately $7 million, before minority interest and related income taxes, related to the adoption of FAS 133 in the first quarter of 2001.

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible

Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with such Statements of Financial Accounting Standards. Other intangible assets will continue to be amortized over their useful lives.

    The Company will apply the new rules for the accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company has not yet determined what the effect of adoption of these Statements of Financial Accounting Standards will be on the earnings and financial position of the Company.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the notes offered hereby (referred to in the accompanying prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following summary of the notes is qualified in its entirety by reference to the indenture referred to in the accompanying prospectus. Certain capitalized terms used and not otherwise defined in the following discussion are defined below under "Certain Definitions" or under "Description of Debt Securities" in the accompanying prospectus.

GENERAL

    The notes will constitute a separate series of debt securities under the
indenture, initially limited to $           million aggregate principal amount.
The notes will mature on       ,   , referred to as the "Maturity Date." We will
issue the notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples thereof. Each note will bear
interest at the rate of   % from       , 2001 or from the most recent interest
payment date to which interest has been paid or provided for, payable
semiannually on       and       of each year (each, an "Interest Payment Date"),
commencing       , 2002, to the persons in whose names such notes are registered at the close of business on the date fifteen days prior to such Interest Payment Date.

    If any Interest Payment Date, date of redemption (the "Redemption Date") or Maturity Date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such Interest Payment Date, Redemption Date or Maturity Date, as the case may be, to the date payment is made. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

    The notes will be unsecured unsubordinated obligations that will rank on a parity with all of our other unsecured unsubordinated indebtedness from time to time outstanding.

    We may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes will constitute a single series of notes under the indenture.

OPTIONAL REDEMPTION

    The notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of notes then outstanding, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting
      of twelve 30-day months) at the Adjusted Treasury Rate, plus       basis
      points, as calculated by an Independent Investment Banker.

plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

    - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal

      Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

    - each of Banc of America Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Salomon Smith Barney Inc. and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

    - any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, which is the "Depositary," and the provisions set forth under "Description of Debt Securities--Book-Entry Debt Securities" in the accompanying prospectus will apply to the notes.

    The Depositary is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

    Purchases of the notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the notes except in the event that use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, all notes deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

    Payments of principal, interest and premium, if any, on the notes will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or our company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is our responsibility or the responsibility of the trustee. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the notes is the responsibility of direct and indirect participants in the Depositary.

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

    We will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that we believe to be reliable. Neither we, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

    The trustee under the indenture is SunTrust Bank. In the ordinary course of its business, SunTrust Bank and its affiliates have performed, and may in the future perform, commercial banking and related services for us and have received customary compensation therefor. For example, SunTrust Bank is a co-agent in our $300 million senior unsecured line of credit and is a lender and equity holder under our $310 million syndicated lease financing facility.

    The trustee, upon an event of default under the indenture must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonable believes that it will receive indemnify satisfactory to it.

    The indenture contains certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest within the meaning of the Trust Indenture Act, it must either eliminate such conflict or resign.

    The trustee may resign with respect to the notes by giving a written notice to us. The holders of a majority in principal amount of the outstanding notes may remove the trustee by notifying us and the trustee. We may remove the trustee if:

    - the trustee acquires a "conflicting interest," as such term is defined in the Trust Indenture Act, and fails to comply with the Trust Indenture Act;

    - the trustee fails to comply with the eligibility requirements provided in the Indenture;

    - the trustee:

       - is incapable of acting

       - is adjudged to be bankrupt or insolvent, or

       - commences a voluntary bankruptcy proceeding; or

    - a receiver is appointed for the trustee, its property or its affairs for the purpose of rehabilitation, conservation or liquidation.

    If the trustee resigns or is removed or if the office of the trustee is otherwise vacant, we will appoint a successor trustee in accordance with the provisions of the indenture.

    A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee's acceptance of the appointment as provided in the indenture.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting
agreement, dated       , 2001 (the "Underwriting Agreement"), the underwriters
named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their respective names below:

                                                              PRINCIPAL AMOUNT
NAME                                                              OF NOTES
----                                                          ----------------
Banc of America Securities LLC..............................     $
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................
Bear, Stearns & Co. Inc.....................................
Salomon Smith Barney Inc....................................
                                                                 ----------
  Total.....................................................     $
                                                                 ==========

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the notes if any are taken.

    The Underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
  % of the principal amount of the notes. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed
% of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

    SABRE has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the Underwriters that they intend to make a market in the notes. The Underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In order to facilitate the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the Underwriters may bid for, and purchase, the notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP, Dallas, Texas, will issue opinions about certain legal matters with respect to the notes for Sabre. Shearman & Sterling, New York, New York, will issue an opinion about certain legal matters with respect to the notes for the Underwriters.

                                    EXPERTS

    The consolidated financial statements of Sabre Holdings Corporation at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of GetThere.com Inc. incorporated in this prospectus supplement by reference to the Sabre Holdings Corporation Current Report on Form 8-K dated July 27, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS                                            PAGE
--------------------                                            ----
Unaudited Financial Statements:

  Consolidated Balance Sheets at March 31, 2001.............       F-2

  Consolidated Statements of Income for the Three Months
    Ended March 31, 2001 and 2000...........................       F-3

  Condensed Consolidated Statement of Stockholders' Equity
    for the Three Months Ended March 31, 2001...............       F-4

  Consolidated Statements of Cash Flows for the Three Months
    Ended March 31, 2001 and 2000...........................       F-5

  Notes to Consolidated Financial Statements................       F-6

Audited Financial Statements:

  Report of Independent Auditors............................      F-14

  Consolidated Balance Sheets at December 31, 2000 and
    1999....................................................      F-15

  Consolidated Statements of Income for the Years Ended
    December 31, 2000, 1999 and 1998........................      F-16

  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 2000, 1999 and 1998........................      F-17

  Consolidated Statements of Stockholders' Equity for the
    Years Ended December 31, 2000, 1999 and 1998............      F-19

  Notes to Consolidated Financial Statements................      F-20

Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................      F-55

  Unaudited Pro Forma Condensed Consolidated Balance Sheet
    at March 31, 2001.......................................      F-57

  Unaudited Pro Forma Condensed Consolidated Statement of
    Operations for the Three Months Ended March 31, 2001....      F-58

  Unaudited Pro Forma Condensed Consolidated Statement of
    Operations for the Year Ended December 31, 2000.........      F-59

  Notes to Unaudited Pro Forma Condensed Consolidated
    Financial Statements....................................      F-60

                           SABRE HOLDINGS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                           (UNAUDITED) (IN THOUSANDS)

                                                              MARCH 31, 2001
                                                              --------------
ASSETS
CURRENT ASSETS
Cash........................................................    $   12,557
Marketable securities.......................................       215,343
Accounts receivable, net....................................       538,661
Prepaid expenses............................................        92,647
Deferred income taxes.......................................        18,434
                                                                ----------
Total current assets........................................       877,642
PROPERTY AND EQUIPMENT
Buildings and leasehold improvements........................       342,781
Furniture, fixtures and equipment...........................        51,129
Service contract equipment..................................       507,421
Computer equipment..........................................       514,224
                                                                ----------
                                                                 1,415,555
Less accumulated depreciation and amortization..............      (869,856)
                                                                ----------
Total property and equipment................................       545,699
Investments in joint ventures...............................       161,977
Goodwill and intangible assets, net.........................       871,880
Other assets, net...........................................       365,207
                                                                ----------
TOTAL ASSETS................................................    $2,822,405
                                                                ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................    $  214,674
Accrued compensation and related benefits...................        70,456
Notes payable...............................................       710,000
Other accrued liabilities...................................       269,211
                                                                ----------
Total current liabilities...................................     1,264,341
Deferred income taxes.......................................        51,731
Pensions and other postretirement benefits..................       115,551
Notes payable...............................................       149,000
Other liabilities...........................................        63,487
Minority interests..........................................       230,510
Commitments and contingencies...............................
STOCKHOLDERS' EQUITY
Preferred stock: $0.01 par value; 20,000 shares authorized;
  no shares issued..........................................            --
Class A common stock, $0.01 par value; 250,000 shares
  authorized; 132,244 and 131,632 shares issued at March 31,
  2001 and December 31, 2000, respectively..................         1,322
Additional paid-in capital..................................       736,240
Retained earnings...........................................       213,312
Accumulated other comprehensive income......................        (2,674)
Less treasury stock at cost: 10 and 1,625 shares,
  respectively..............................................          (415)
                                                                ----------
Total stockholders' equity..................................       947,785
                                                                ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $2,822,405
                                                                ==========

                See Notes to Consolidated Financial Statements.

                           SABRE HOLDINGS CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
              (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
REVENUES....................................................  $573,414   $479,142

OPERATING EXPENSES
Cost of revenues............................................   362,858    324,152
Selling, general and administrative.........................   101,195     73,202
Amortization of goodwill and intangible assets..............    64,500      5,517
                                                              --------   --------
Total operating expenses....................................   528,553    402,871
                                                              --------   --------
OPERATING INCOME............................................    44,861     76,271

OTHER INCOME (EXPENSE)
Interest income.............................................     3,521      6,091
Interest expense............................................   (16,193)    (2,696)
Other, net..................................................    (9,708)      (212)
                                                              --------   --------
Total other income (expense)................................   (22,380)     3,183

MINORITY INTERESTS..........................................     7,787      3,729
                                                              --------   --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES.......    30,268     83,183
Provision for income taxes..................................    29,855     33,825
                                                              --------   --------
INCOME FROM CONTINUING OPERATIONS...........................       413     49,358

INCOME FROM DISCONTINUED OPERATIONS, NET....................    13,632     16,258
                                                              --------   --------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  METHOD....................................................    14,045     65,616

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD, NET OF
  MINORITY INTERESTS AND INCOME TAXES.......................     3,103         --
                                                              --------   --------
NET EARNINGS................................................  $ 17,148   $ 65,616
                                                              ========   ========
EARNINGS PER COMMON SHARE--BASIC
Income from continuing operations...........................  $   0.00   $   0.38
Income from discontinued operations.........................      0.10       0.13
Cumulative effect of change in accounting method............      0.03         --
                                                              --------   --------
Net income..................................................  $   0.13   $   0.51
                                                              ========   ========
EARNINGS PER COMMON SHARE--DILUTED
Income from continuing operations...........................  $   0.00   $   0.38
Income from discontinued operations.........................      0.10       0.10
Cumulative effect of change in accounting method............      0.03         --
                                                              --------   --------
Net income..................................................  $   0.13   $   0.48
                                                              ========   ========

                See Notes to Consolidated Financial Statements.

                           SABRE HOLDINGS CORPORATION
            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 2001
                           (UNAUDITED) (IN THOUSANDS)

                                                                            ACCUMULATED
                                        CLASS A    ADDITIONAL                  OTHER
                                         COMMON     PAID-IN     RETAINED   COMPREHENSIVE   TREASURY
                                         STOCK      CAPITAL     EARNINGS      INCOME        STOCK      TOTAL
                                        --------   ----------   --------   -------------   --------   --------
Balance at December 31, 2000..........   $1,321     $660,987    $196,164      $   111      $(67,566)  $791,017
  Issuance of Class A common stock
    pursuant to stock option,
    restricted stock incentive and
    stock purchase plans incentive and
    stock purchase plans..............        1      (34,612)         --           --        67,151     32,540
Tax benefit from exercise of employee
  stock options.......................       --        6,402          --           --            --      6,402
Reclassification of US Airways
  options.............................       --      100,447          --           --            --    100,447
Change in fair value of contingent
  warrants to be issued to customer...       --        3,157          --           --            --      3,157

Comprehensive Income:
  Net earnings........................       --           --      17,148           --            --     17,148
  Unrealized loss on foreign currency
    forward contracts, net of deferred
    income taxes......................       --           --          --       (1,557)           --     (1,557)
  Unrealized loss on investments, net
    of deferred income taxes..........       --           --          --       (1,491)           --     (1,491)
  Unrealized foreign currency
    translation gain..................       --           --          --          263            --        263
                                                                                                      --------
Total Comprehensive Income............       --           --          --           --            --     14,363
                                                                                                      --------
Other.................................       --         (141)         --           --            --       (141)
                                         ------     --------    --------      -------      --------   --------
Balance at March 31, 2001.............   $1,322     $736,240    $213,312      $(2,674)     $   (415)  $947,785
                                         ======     ========    ========      =======      ========   ========

                See Notes to Consolidated Financial Statements.

                           SABRE HOLDINGS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED) (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
OPERATING ACTIVITIES
Net earnings................................................  $  17,148   $  65,616
Adjustments to reconcile net earnings to cash provided by
  (used for) operating activities:
  Depreciation and amortization.............................    138,355      61,747
  Deferred income taxes.....................................      6,534          91
  Minority interests........................................     (7,787)     (3,729)
  Cumulative effect of accounting change....................     (3,103)         --
  Other.....................................................         76        (760)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (88,817)    (97,098)
    Prepaid expenses........................................     (9,000)    (53,732)
    Other assets............................................    (34,393)    (16,167)
    Accrued compensation and related benefits...............    (20,740)    (14,858)
    Accounts payable and other accrued liabilities..........     55,807     103,206
    Receivable from related parties.........................         --      29,093
    Pensions and other postretirement benefits..............      5,662      (5,807)
    Payment to US Airways...................................         --     (81,469)
    Other liabilities.......................................     16,107      (5,070)
                                                              ---------   ---------
Cash provided by (used for) operating activities............     75,849     (18,937)

INVESTING ACTIVITIES
Additions to property and equipment.........................    (51,409)    (42,910)
Proceeds from sale of equipment.............................        498          --
Acquisitions, net of cash acquired..........................    (25,000)         --
Net (increase) decrease in marketable securities............    (19,346)    401,579
Other investing activities, net.............................     (8,353)     (7,450)
                                                              ---------   ---------
Cash provided by (used for) investing activities............   (103,610)    351,219

FINANCING ACTIVITIES
Proceeds from issuance of common stock pursuant to employee
  stock plans...............................................      4,460       5,576
Proceeds from exercise of stock options.....................     28,080          --
Purchases of treasury stock.................................         --      (8,881)
Dividends paid..............................................         --    (675,000)
Proceeds from issuance of notes payable.....................         --     349,000
                                                              ---------   ---------
Cash provided by (used for) financing activities............     32,540    (329,305)
                                                              ---------   ---------
Increase in cash............................................      4,779       2,977
Cash at beginning of the period.............................      7,778       6,628
                                                              ---------   ---------
Cash at end of the period...................................  $  12,557   $   9,605
                                                              =========   =========

                See Notes to Consolidated Financial Statements.

                           SABRE HOLDINGS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. GENERAL INFORMATION

    Sabre Holdings Corporation ("Sabre") is a holding company. Its sole direct subsidiary is Sabre Inc., which is the successor to certain businesses that were previously operated as subsidiaries or divisions of American Airlines, Inc. ("American Airlines") or AMR Corporation ("AMR"). AMR spun-off Sabre on
March 15, 2000 and no longer has any ownership interest in the Company. Unless otherwise indicated, references herein to the "Company" include Sabre and its consolidated subsidiaries.

    The Company is a leading provider of technology, marketing and distribution services for the travel industry. The Company also engages in business-to-consumer and business-to-business travel services and distribution through its Travelocity.com and GetThere subsidiaries and provides software development and consulting services to airlines and other travel providers through its Airline Solutions division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are forward-looking statements. Actual results may differ materially from these estimates. The Company's quarterly financial data should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2000 (including the notes thereto), set forth in Sabre's Annual Report on Form 10-K.

    RECLASSIFICATIONS--Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

3. DERIVATIVES

    The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") effective January 1, 2001. FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative designated as a hedge will be immediately recognized in earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

    At January 1, 2001, the Company was a party to certain derivative instruments, including foreign currency forwards related to anticipated foreign currency expenditures over the next twelve months, an interest rate/foreign currency swap contract entered into in connection with Euro-denominated debt

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

3. DERIVATIVES (CONTINUED)
related to the acquisition of Gradient Solutions Limited during 2000 and warrants received from Hotel Reservations Network ("HRN Warrants") by Travelocity.com in connection with an affiliation agreement.

    The Company has designated its foreign currency forwards as a cash flow hedge. As such, the effective portion of the gain or loss on the forwards is reported as a component of other comprehensive income and reclassified into earnings as a component of cost of revenues in the same period or periods during which the hedged transaction affects earnings. Effectiveness is measured by comparing the changes in the present value of the anticipated foreign currency denominated expenses, measured using forward rates, arising from the hedged forecasted expenses with the changes in the fair value of the forward contract using forward exchange rates. Any gain or loss on the forwards in excess of the cumulative change in the present value of the anticipated foreign currency denominated expenses, if any, is recognized in other income during the period of change. Cumulative effect of adoption of FAS 133 related to foreign currency forwards was insignificant. During the three months ended March 31, 2001, the Company recorded a loss of approximately $2 million, net of deferred income taxes of $1 million in other comprehensive income, relating to changes in the fair value of the foreign currency forwards. Amounts reclassified from other comprehensive income to earnings during the three months ended March 31, 2001 relating to the forwards were not significant. There was no hedging ineffectiveness recorded in earnings relating to the forwards during the three months ended March 31, 2001.

    The Company also recognized a cumulative gain in earnings upon adoption of FAS 133 of approximately $3 million, net of minority interest of approximately $2 million and deferred income taxes of approximately $2 million, relating to the HRN Warrants. During March 2001, the Company extended its affiliation agreement with HRN through July 31, 2005 and expanded the scope of the HRN relationship. In connection with the expanded and extended agreement, the Company received additional vested HRN Warrants with a fair value of approximately $30 million on the date of receipt. The Company will recognize this amount as revenue over the extended term of the agreement. The Company may also vest in additional warrants in the future based upon the achievement of certain performance metrics. The Company recorded a loss of approximately
$6 million in other income during the three months ended March 31, 2001 relating to changes in the fair value of the HRN Warrants as a result of the adoption of FAS 133 mentioned above, including a $3 million loss related to the completion of two cashless exercises of warrants to receive HRN common stock.

    The estimated fair values of the Company's derivatives as of March 31, 2001 are provided below (in thousands):

                                                              ASSET/(LIABILITY)
                                                              -----------------
Foreign currency forwards...................................       $  (913)
HRN Warrants................................................        21,400
Interest rate/foreign currency swap contract................            --
                                                                   -------
                                                                   $20,487
                                                                   =======

    Derivative assets and liabilities are classified as current or long-term other assets and other liabilities, respectively, in the accompanying balance sheet, depending on the date of settlement of the contract.

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

4. DISCONTINUED OPERATIONS

    On March 14, 2001, the Company entered into agreements with Electronic Data Systems Corporation ("EDS") which provide for (i) the sale of the Company's infrastructure outsourcing business and information technology ("IT") infrastructure assets and associated real estate to EDS (the "Asset Purchase Agreement"), (ii) a 10-year contract with EDS to manage the Company's IT systems (the "IT Outsourcing Agreement"), and (iii) agreements between the Company and EDS to jointly market IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The transaction was effective July 1, 2001.

    This disposition of the infrastructure outsourcing business represents the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). The accompanying consolidated statements have been reclassified to present the results of discontinued operations separately for all periods presented. Summarized financial information for the discontinued operations is as follows (in thousands):

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          -------------------
                                                            2001       2000
                                                          --------   --------
Revenues................................................  $181,273   $165,764
                                                          --------   --------
Income before provision for income taxes................  $ 22,224   $ 26,329
Provision for income taxes..............................     8,592     10,071
                                                          --------   --------
Income from discontinued operations.....................  $ 13,632   $ 16,258
                                                          ========   ========

    The Company currently anticipates recording a gain upon closing of the transaction of approximately $20 million, net of related income taxes.

    Under the Asset Purchase Agreement, the Company sold its infrastructure outsourcing contracts, Web hosting contracts and IT infrastructure assets to EDS for approximately $661 million in cash. Up to approximately $31 million of this amount is contingently refundable to EDS based, in part, upon the amount of revenues received by EDS from US Airways under its outsourcing contract during the 30 months following the close of the transaction. In addition, the Company may receive aggregate additional payments from EDS for these assets ranging from $6 million to $25 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under certain other airline outsourcing contracts.

    The assets transferred include the Company's outsourcing contracts with American Airlines, US Airways, Gulf Air, and Dollar/Thrifty Rent-A-Car, and data centers, network and desktop and mid-range computer systems. Those assets are used for the Company's outsourcing business and for transaction processing in its travel marketing and distribution segment, including the operation of the Sabre global distribution system ("SABRE system"). Approximately 4,000 of the Company's employees, located mostly in the United States, transitioned to employment with EDS upon closing of the transaction. The Company used the cash proceeds from the sale to reduce existing debt.

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

4. DISCONTINUED OPERATIONS (CONTINUED)
    The Company retained its core travel marketing and distribution business, including the line of business related to contracts with travel suppliers and travel agency subscribers for participation in the SABRE system; the Company's investment in the Travelocity.com-SM- consumer on-line business and GetThere-TM-corporate on-line booking business; and contracts with travel suppliers, travel agencies and online travel sites for Web site development and booking engine services. The Company plans to continue to focus its business on remaining the global leader in all channels of travel distribution.

    The Company retained contracts and assets that are directly related to its core travel marketing and distribution business. Those include its multihost business, which provides internal reservation systems for airline customers; contracts to provide software applications development, maintenance and licensing; the Company's intellectual property assets, including its software applications portfolios; and the eMergo-TM- suite of airline solutions offered by the Company as an online application service provider.

    Under the IT Outsourcing Agreement, EDS will provide, manage and operate the Company's IT infrastructure, including data center management, applications hosting, selected applications development, data assurance, and network management services. The term of the outsourcing agreement is 10 years. The Outsourcing Agreement is expected to generate future cost savings for the Company.

    Under the Marketing Agreements, the Company and EDS will jointly market IT services and software solutions to the travel and transportation industries. As part of the marketing relationship, EDS will contribute $20 million toward enhancing and promoting the Company's portfolio of airline software solutions. EDS has also agreed to move its travel bookings to the Company's SABRE system and to implement the Company's GetThere corporate booking platform in its organization.

5. EARNINGS PER SHARE

    The following table reconciles weighted average shares used in computing basic and diluted earnings per common share (in thousands):

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Denominator:
  Denominator for basic earnings per common share --
    weighted-average shares.................................  130,847    129,702
  Dilutive effect of stock awards and options...............    2,511      1,189
                                                              -------    -------
  Denominator for diluted earnings per common share --
    adjusted weighted-average shares........................  133,358    130,891
                                                              =======    =======

6. SEGMENT REPORTING

    The Company has four reportable segments: Travel Marketing and Distribution, Travelocity.com, GetThere, and Airline Solutions and Emerging Businesses. The Travel Marketing and Distribution segment distributes travel services to travel agencies ("subscribers"). Through the Company's global distribution system, subscribers can access information about and book reservations with airlines and

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

6. SEGMENT REPORTING (CONTINUED)
other providers of travel and travel-related products and services. The Travelocity.com segment distributes travel services to individual consumers. Through the Travelocity.com Web sites, individual consumers can compare prices, make travel reservations and obtain destination information online. GetThere distributes travel services on-line directly to businesses. GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services and powers online travel sites for leading airlines. The Airline Solutions and Emerging Businesses segment primarily provides software development and consulting solutions and other products and services to airlines and other travel providers. The Company's reportable segments are strategic business units that offer different products and services and are managed separately because each business requires different market strategies.

    The segment information for 2001 is presented on a basis that excludes certain special items that are summarized below. The 2000 data has been reclassified to conform with this presentation. This presentation is consistent with the manner in which the Company's management assesses the operating performance of its business segments.

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

6. SEGMENT REPORTING (CONTINUED)
    Selected information for the Company's four reportable segments for the three months ended March 31, 2001 and 2000 follows (in thousands):

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenues from external customers:
  Travel Marketing and Distribution.........................  $456,283   $412,414
  Travelocity.com...........................................    55,174     18,926
  GetThere..................................................    10,981      1,465
  Airline Solutions and Emerging Businesses.................    46,867     44,167
                                                              --------   --------
    Total...................................................  $569,305   $476,972
                                                              ========   ========

Intersegment revenues:
  Travel Marketing and Distribution.........................  $  6,321   $  2,917
  Travelocity.com...........................................    17,677      8,097
  Airline Solutions and Emerging Businesses.................     2,075        534
                                                              --------   --------
    Total...................................................  $ 26,073   $ 11,548
                                                              ========   ========

Equity in net income of equity method investees:
  Travel Marketing and Distribution.........................  $  4,109   $  2,170
                                                              ========   ========
Total consolidated revenues:
  Travel Marketing and Distribution.........................  $466,713   $417,501
  Travelocity.com...........................................    72,851     27,023
  GetThere..................................................    10,981      1,465
  Airline Solutions and Emerging Businesses.................    48,942     44,701
  Elimination of intersegment revenues......................   (26,073)   (11,548)
                                                              --------   --------
    Total...................................................  $573,414   $479,142
                                                              ========   ========

Segment operating income (loss) excluding special items:
  Travel Marketing and Distribution.........................  $131,282   $119,546
  Travelocity.com...........................................       424    (11,713)
  GetThere..................................................   (16,316)    (4,823)
  Airline Solutions and Emerging Businesses.................       647     (6,612)
  Net corporate allocations.................................      (863)    (2,234)
                                                              --------   --------
    Total...................................................  $115,174   $ 94,164
                                                              ========   ========

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

6. SEGMENT REPORTING (CONTINUED)
    A summary of the special items and reconciliation to consolidated operating income is set forth below (in thousands):

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Travel Marketing and Distribution:
  Goodwill and other intangibles amortization...............  $  3,833   $     --
  Stock compensation........................................       415         --
                                                              --------   --------
    Total Travel Marketing and Distribution.................     4,248         --
                                                              ========   ========

Travelocity.com:
  Goodwill and other intangibles amortization...............    21,160      5,345
  Stock compensation........................................       419         --
                                                              --------   --------
    Total Travelocity.com...................................    21,579      5,345
                                                              ========   ========
GetThere:
  Goodwill and other intangibles amortization...............    41,435         --
  Stock compensation........................................     1,665         --
  Severance and integration expenses........................     1,386         --
                                                              --------   --------
    Total GetThere..........................................    44,486         --
                                                              ========   ========

Corporate:
  Expenses related to spin off from AMR.....................        --     12,548
                                                              --------   --------
    Total Corporate.........................................        --     12,548
    Total special items.....................................  $ 70,313   $ 17,893
                                                              ========   ========

Consolidated operating income (loss):
  Travel Marketing and Distribution.........................  $127,034   $119,546
  Travelocity.com...........................................   (21,155)   (17,058)
  GetThere..................................................   (60,802)    (4,823)
  Airline Solutions and Emerging Businesses.................       647     (6,612)
  Corporate allocations.....................................      (863)   (14,782)
                                                              --------   --------
    Total...................................................  $ 44,861   $ 76,271
                                                              ========   ========

                           SABRE HOLDINGS CORPORATION

                                  (UNAUDITED)

7. STOCK OPTIONS--US AIRWAYS, INC.

    In December 1999, US Airways, Inc. ("US Airways") exercised one of its two tranches of options to acquire 3 million shares of the Company's Class A Common Stock. Pursuant to the terms of the exercised options, the Company paid approximately $81 million to US Airways on January 5, 2000 instead of issuing shares to US Airways.

    After the Company's payment of the $675 million dividend to shareholders on February 18, 2000 the Company adjusted the terms of the second tranche of stock options held by US Airways so that the aggregate intrinsic value of those options remained the same as before the payment of the dividend, taking into consideration the effect of the dividend on the Company's stock price.

    On December 31, 2000, the opportunity of US Airways to select an alternative vehicle in place of receiving shares of the Company's stock upon exercise of the second tranche of options expired. As a result, beginning January 1, 2001, those options held by US Airways began to be carried as an equity instrument instead of a liability instrument. The fair market value of the options on January 1, 2001 of $100 million is included in Additional Paid in Capital on the balance sheet.

8. SIGNIFICANT TRANSACTIONS

    In March 2001, the Company purchased for approximately $46 million the Sabre Pacific travel distribution business from TIAS, a travel distribution alliance among three airlines in Australia and New Zealand. The acquisition has been accounted for as a purchase. Assets acquired and liabilities assumed have been recorded at their fair values and the excess of cost over the estimated fair value of the net tangible assets has been recorded as goodwill. The purchase will give travel suppliers, travel agents and travelers in the South Pacific region greater access to Sabre's global resources and technology, potentially boosting Sabre's market share in that region. The following table summarizes the allocation of the purchase price and amounts allocated to goodwill (in thousands):

Fair value of assets purchased..............................  $ 2,733
Fair value of liabilities assumed...........................   (8,648)
Goodwill....................................................   51,565
                                                              -------
Total purchase price........................................  $45,650
                                                              =======

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sabre Holdings Corporation

    We have audited the accompanying consolidated balance sheets of Sabre Holdings Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sabre Holdings Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                               /s/ ERNST & YOUNG LLP

Dallas, Texas
January 15, 2001, except for the matters described in Note 2, as to which the date is July 2, 2001

                           SABRE HOLDINGS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
ASSETS
CURRENT ASSETS
CASH........................................................  $    7,778   $    6,628
  Marketable securities.....................................     137,258      604,498
  Accounts receivable, net..................................     448,463      295,254
  Receivable from related party, net........................          --       29,093
  Prepaid expenses..........................................      83,580       22,899
  Deferred income taxes.....................................      15,889       18,052
                                                              ----------   ----------
    Total current assets....................................     692,968      976,424

PROPERTY AND EQUIPMENT
  Buildings and leasehold improvements......................     340,473      337,409
  Furniture, fixtures and equipment.........................      49,627       46,485
  Service contract equipment................................     517,886      546,200
  Computer equipment........................................     527,085      482,334
                                                              ----------   ----------
                                                               1,435,071    1,412,428
  Less accumulated depreciation and amortization............    (879,030)    (839,874)
                                                              ----------   ----------
    Total property and equipment............................     556,041      572,554
Investments in joint ventures...............................     159,317      156,158
Goodwill and intangible assets, net.........................     891,497           --
Other assets, net...........................................     350,531      246,075
                                                              ----------   ----------
    TOTAL ASSETS............................................  $2,650,354   $1,951,211
                                                              ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................  $  173,954   $  121,091
Accrued compensation and related benefits...................      91,196       89,424
Notes payable...............................................     710,000           --
Other accrued liabilities...................................     291,238      314,598
                                                              ----------   ----------
Total current liabilities...................................   1,266,388      525,113

Deferred income taxes.......................................      47,703           --
Pensions and other postretirement benefits..................     109,889      119,687
Notes payable...............................................     149,000           --
Other liabilities...........................................      46,877       44,366
Minority interests..........................................     239,480           --

STOCKHOLDERS' EQUITY
  Preferred stock: $0.01 par value; 20,000 shares
    authorized; no shares issued............................          --           --
  Common stock:
    Class A: $0.01 par value; 250,000 shares authorized;
      131,632 and 23,995 shares issued, respectively........       1,321          240
    Class B: $0.01 par value; 107,374 shares authorized; 0
      and 107,374 shares issued and outstanding,
      respectively..........................................          --        1,074
  Additional paid-in capital................................     661,098      607,285
  Retained earnings.........................................     196,164      727,050
  Less treasury stock at cost; 1,625 and 1,573 shares,
    respectively............................................     (67,566)     (73,604)
                                                              ----------   ----------
    Total stockholders' equity..............................     791,017    1,262,045
                                                              ----------   ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $2,650,354   $1,951,211
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           SABRE HOLDINGS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
REVENUES.................................................  $1,940,734   $1,698,967   $1,560,878
OPERATING EXPENSES
  Cost of revenues.......................................   1,317,041    1,210,750    1,122,001
  Selling, general and administrative....................     341,492      182,798      142,672
  Amortization of goodwill and intangible assets.........     109,419           --           --
                                                           ----------   ----------   ----------
    Total operating expenses.............................   1,767,952    1,393,548    1,264,673
                                                           ----------   ----------   ----------
OPERATING INCOME.........................................     172,782      305,419      296,205

OTHER INCOME (EXPENSE)
  Interest income........................................      16,248       27,673       26,034
  Interest expense.......................................     (31,686)      (9,995)     (19,493)
  Other, net.............................................       1,490      137,765       14,541
                                                           ----------   ----------   ----------
    Total other income (expense).........................     (13,948)     155,443       21,082
                                                           ----------   ----------   ----------
MINORITY INTERESTS.......................................      30,754           --           --
                                                           ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR
  INCOME TAXES...........................................     189,588      460,862      317,287
Provision for income taxes...............................      93,483      170,379      115,420
                                                           ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS........................      96,105      290,483      201,867
INCOME FROM DISCONTINUED OPERATIONS, NET.................      47,947       41,424       30,074
                                                           ----------   ----------   ----------
NET EARNINGS.............................................  $  144,052   $  331,907   $  231,941
                                                           ==========   ==========   ==========
EARNINGS PER COMMON SHARE--BASIC
  Income from continuing operations......................  $      .74   $     2.24   $     1.55
  Income from discontinued operations....................         .37          .32          .23
                                                           ----------   ----------   ----------
  Net earnings...........................................  $     1.11   $     2.56   $     1.78
                                                           ==========   ==========   ==========
EARNINGS PER COMMON SHARE--DILUTED
  Income from continuing operations......................  $      .74   $     2.22   $     1.55
  Income from discontinued operations....................         .37          .32          .23
                                                           ----------   ----------   ----------
  Net earnings...........................................  $     1.11   $     2.54   $     1.78
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           SABRE HOLDINGS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
OPERATING ACTIVITIES
Net earnings................................................  $ 144,052   $ 331,907   $ 231,941
Adjustments to reconcile net earnings to cash:
  Provided by operating activities:
    Depreciation and amortization...........................    345,794     258,246     247,734
    Deferred income taxes...................................     22,334      (8,088)     (1,021)
    Gain on sale of investments.............................         --    (137,657)         --
    Minority interests......................................    (30,754)         --          --
    Other...................................................     19,335       1,544       1,940

    Changes in operating assets and liabilities:
      Accounts receivable...................................   (125,038)     48,827    (103,237)
      Prepaid expenses......................................    (88,861)     (9,810)     (9,744)
      Other assets..........................................    (20,582)      3,586        (437)
      Accrued compensation and related benefits.............      7,042      (4,284)     24,014
      Accounts payable and other accrued liabilities........    125,355      (3,308)     53,288
      Receivable from and payable to related parties........     29,100      (7,491)    (10,780)
      Pensions and other postretirement benefits............     (9,798)     15,113      15,001
      Payment to US Airways.................................    (81,469)         --          --
      Other liabilities.....................................    (25,738)      6,797       2,104
                                                              ---------   ---------   ---------
  Cash provided by operating activities.....................    310,772     495,382     450,803

INVESTING ACTIVITIES
Additions to property and equipment.........................   (190,126)   (167,963)   (320,031)
Proceeds from sale of equipment.............................      1,517       2,002      30,276
Net decrease (increase) in marketable securities............    442,930     (75,129)     43,373
Loan to American............................................         --    (300,000)         --
Proceeds from sale of investments...........................         --     137,657          --
Investments in joint ventures, net..........................         --       5,965    (134,759)
Business combinations, net of cash acquired.................   (711,383)         --          --
Other investing activities, net.............................    (15,917)    (40,044)    (41,691)
                                                              ---------   ---------   ---------
  Cash used for investing activities........................   (472,979)   (437,512)   (422,832)

                           SABRE HOLDINGS CORPORATION

                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES
Proceeds from issuance of common stock pursuant to employee
  stock plans...............................................     18,198      20,645      10,997
Purchases of treasury stock.................................    (34,472)    (60,454)    (49,321)
Dividends paid..............................................   (675,000)         --          --
Proceeds from issuance of notes payable.....................    859,000          --          --
Other financing activities, net.............................     (4,369)     (1,568)      7,075
Payments on debenture payable to AMR........................         --     (17,873)         --
                                                              ---------   ---------   ---------
Cash provided by (used for) financing activities............    163,357     (59,250)    (31,249)

Increase (decrease) in cash.................................      1,150      (1,380)     (3,278)
Cash at beginning of the period.............................      6,628       8,008      11,286
                                                              ---------   ---------   ---------
CASH AT END OF THE PERIOD...................................  $   7,778   $   6,628   $   8,008
                                                              =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for income taxes..............................  $ 117,131   $ 173,907   $ 141,784
                                                              =========   =========   =========
Cash payments for interest..................................  $  27,638   $  14,699   $  19,818
                                                              =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                           SABRE HOLDINGS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                 CLASS A    CLASS B    ADDITIONAL
                                  COMMON     COMMON     PAID-IN     RETAINED
                                  STOCK      STOCK      CAPITAL     EARNINGS   TREASURY STOCK     TOTAL
                                 --------   --------   ----------   --------   --------------   ---------
Balance at December 31, 1997...   $  235     $1,074     $593,939    $164,004      $ (1,964)     $ 757,288
Net earnings...................       --         --           --     231,941            --        231,941
Repurchase of Company stock....       --         --           --          --       (49,321)       (49,321)
Issuance of 486 shares of Class
  A common stock pursuant to
  stock option, restricted
  stock incentive and stock
  purchase plans...............        2         --        2,278          --         8,830         11,110
Tax benefit from exercise of
  employee stock options.......       --         --        2,870          --            --          2,870
Unrealized loss on
  investments..................       --         --           --        (145)           --           (145)
                                  ------     ------     --------    --------      --------      ---------
Balance at December 31, 1998...      237      1,074      599,087     395,800       (42,455)       953,743
Net earnings...................       --         --           --     331,907            --        331,907
Repurchase of Company stock....       --         --           --          --       (60,454)       (60,454)
Issuance of 289 shares of Class
  A common stock pursuant to
  stock option, restricted
  stock incentive and stock
  purchase plans...............        3         --        1,276          --        29,305         30,584
Tax benefit from exercise of
  employee stock options.......       --         --        6,922          --            --          6,922
Unrealized loss on
  investments..................       --         --           --        (657)           --           (657)
                                  ------     ------     --------    --------      --------      ---------
Balance at December 31, 1999...      240      1,074      607,285     727,050       (73,604)     1,262,045
Net earnings...................       --         --           --     144,052            --        144,052
Exchange of Class B common
  stock for Class A common
  stock........................    1,074     (1,074)          --          --            --             --
Dividends paid.................       --         --           --    (675,000)           --       (675,000)
Repurchase of Company stock....       --         --           --          --       (34,472)       (34,472)
Issuance of 720 shares of Class
  A common stock pursuant to
  stock option, restricted
  stock incentive and stock
  purchase plans...............        7         --      (24,583)         --        40,510         15,934
Tax benefit from exercise of
  employee stock options.......       --         --        3,125          --            --          3,125
Options issued in connection
  with business combinations,
  net of unearned deferred
  compensation of $46,855......       --         --       75,271          --            --         75,271
Other..........................       --         --           --          62            --             62
                                  ------     ------     --------    --------      --------      ---------
Balance at December 31, 2000...   $1,321     $   --     $661,098    $196,164      $(67,566)     $ 791,017
                                  ======     ======     ========    ========      ========      =========

   The accompanying notes are an integral part of these financial statements.

                           SABRE HOLDINGS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

    Sabre Holdings Corporation ("Sabre") is a holding company. Its sole direct subsidiary is Sabre Inc., which is the successor to the businesses of The Sabre Group which were previously operated as subsidiaries or divisions of American Airlines, Inc. ("American") or AMR Corporation ("AMR"). The Sabre Group was formed by AMR to capitalize on synergies of combining AMR's information technology businesses under common management. On March 15, 2000, AMR exchanged all of its 107,374,000 shares of the Company's Class B common stock for an equal number of shares of the Company's Class A common stock and distributed all those shares to AMR shareholders as a stock dividend ("the Spin-off"). AMR no longer has any ownership interest in the Company. Unless otherwise indicated, references herein to the "Company" include Sabre Holdings Corporation and its consolidated subsidiaries.

    The Company is the world leader in the electronic distribution of travel through its SABRE computer reservations system ("the SABRE system"). The Company also engages in business-to-consumer and business-to-business travel services and distribution through its Travelocity.com and GetThere subsidiaries. In addition, the Company is a leading provider of software solutions to the travel and transportation industries. Prior to the agreement discussed in Note 2, the Company was also a leading provider of information technology infrastructure outsourcing services to the travel and transportation industries.

2. SALE OF INFORMATION TECHNOLOGY INFRASTRUCTURE OUTSOURCING BUSINESS

    On March 14, 2001, the Company entered into agreements with Electronic Data Systems Corporation ("EDS") which provide for (i) the sale of the Company's information technology outsourcing business (the "Outsourcing Business") and information technology ("IT") infrastructure assets and associated real estate to EDS (the "Asset Purchase Agreement"), (ii) a 10-year contract with EDS to manage the Company's IT systems (the "IT Outsourcing Agreement"), and
(iii) agreements between the Company and EDS to jointly market IT services and software solutions to the travel and transportation industries (the "Marketing Agreements").

    Effective on July 1, 2001, the Company and EDS completed the sale of the Company's infrastructure Outsourcing Business contracts, Web hosting contracts, and IT infrastructure assets and associated real estate to EDS for approximately $661 million in cash, pursuant to the Asset Purchase Agreement. Up to approximately $31 million of this amount is contingently refundable to EDS based, in part, upon the amount of revenues received by EDS from US Airways under its outsourcing contract during the 30 months following the close of the transaction. In addition, the Company may receive aggregate additional payments from EDS for these assets ranging from $6 million to $25 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under certain other airline outsourcing contracts. On July 2, 2001, the company repaid
$710 million of existing short-term borrowings using proceeds from the EDS sale and existing cash balances. Terms of the debt required a payment to be made with the proceeds of the sale of a significant portion of the Company's assets.

    The assets transferred included, among other things, the Company's outsourcing contracts with American, US Airways, Gulf Air, and Dollar/Thrifty Rent-A-Car, and its data centers, network and desktop and mid range computer systems. These assets were used for the Company's outsourcing business and for transaction processing in its travel marketing and distribution segment, including the operation of the Sabre global distribution system ("SABRE system"). Approximately 4,000 of the

                           SABRE HOLDINGS CORPORATION

2. SALE OF INFORMATION TECHNOLOGY INFRASTRUCTURE OUTSOURCING BUSINESS
(CONTINUED)
Company's employees, located mostly in the United States, were transitioned to employment with EDS upon closing of the transaction.

    The Company retained its travel marketing and distribution business, Travelocity.com, the Company's consumer on-line travel services business, GetThere, the Company's corporate on-line travel services business, and its software development and consulting solutions business. The Company plans to continue to focus its business on remaining the global leader in all channels of travel distribution.

    The Company also retained contracts and assets that are directly related to its core travel marketing and distribution business. Those include its multihost business, which provides internal reservation systems for airline customers, contracts to provide software applications development, maintenance and licensing, the Company's intellectual property assets, including its software applications portfolios, and the eMergo suite of airline solutions offered by the Company as an online application service provider.

    Under the IT Outsourcing Agreement, EDS will provide, manage and operate the Company's IT infrastructure, including data center management, applications hosting, selected applications development, data assurance, and network management services. The term of the IT Outsourcing Agreement is 10 years and is expected to generate future cost savings for the Company.

    Under the Marketing Agreements, the Company and EDS will jointly market certain IT services and software solutions to the travel and transportation industries. As part of the marketing relationship, EDS will contribute
$20 million toward enhancing and promoting the Company's portfolio of airline software solutions. EDS has also agreed to move its travel bookings to the Company's SABRE system and to implement the Company's GetThere corporate booking platform in its organization.

    This disposition of the infrastructure outsourcing business represents the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). As a result of this transaction, the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998 and the related notes thereto have been reclassified to present the infrastructure outsourcing business as a discontinued operation. The balance sheets as of December 31, 2000 and 1999 and the related statements of cash flows for the years ended December 31, 2000, 1999 and 1998, have not been reclassified as permitted by APB 30.

    Summarized financial information for the discontinued operations is as follows (in thousands):

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
Revenues....................................................  $676,640    $735,652    $745,509
                                                              --------    --------    --------
Income before provision for income taxes....................  $ 77,680    $ 67,083    $ 54,167
Provision for income taxes..................................    29,733      25,659      24,093
                                                              --------    --------    --------
Income from discontinued operations, net....................  $ 47,947    $ 41,424    $ 30,074
                                                              ========    ========    ========

    No interest expense has been allocated to the discontinued operations.

    The Company currently anticipates recording a gain during the third quarter of 2001 of approximately $20 million to $30 million, net of related income taxes, as a result of the transaction.

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The Company consolidates all of its majority-owned subsidiaries and companies over which the Company exercises control through operating or financing agreements. The Company accounts for interests in joint ventures which it does not control using the equity method. The consolidated financial statements include the accounts of the Company after elimination of all significant intercompany balances and transactions.

    The consolidated financial statements reflect the results of operations, financial condition and cash flows of the Company as a majority-owned subsidiary of AMR through March 15, 2000 and may not be indicative of actual results of operations and financial position of the Company under other ownership. Management believes the consolidated income statements include a reasonable allocation of administrative costs, which are described in Note 7, incurred by AMR on behalf of the Company. Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

    STATEMENT OF CASH FLOWS--Marketable securities, without regard to remaining maturity at acquisition, are not considered cash equivalents for purposes of the statement of cash flows.

    DEPRECIATION AND AMORTIZATION--The Company's depreciation and amortization policies are as follows:

Property and Equipment:
  Buildings.................................................  30 years
  Service contract equipment................................  3 to 5 years
  Computer equipment........................................  3 to 5 years
  Furniture and fixtures....................................  5 to 15 years
                                                              Lesser of lease term or useful
  Leasehold improvements....................................  life
  Capitalized software......................................  3 to 7 years
Other Assets:
  Internally developed software.............................  3 to 7 years
  Intangible assets.........................................  3 to 20 years

    Property and equipment are stated at cost less accumulated depreciation and amortization, which is calculated on the straight-line basis. Service contract equipment consists of hardware provided primarily to subscribers of the SABRE system. Depreciation of property and equipment included in continuing operations totaled approximately $146 million, $161 million and $146 million in 2000, 1999 and 1998, respectively. Amortization of other assets included in continuing operations was $126 million in 2000, $14 million in 1999 and $14 million in 1998. Other assets are amortized on the straight-line basis over the periods indicated. Accumulated amortization of other assets approximated $210 million and $80 million at December 31, 2000 and 1999, respectively.

    REVENUE RECOGNITION--The Company provides various travel marketing and distribution services using the SABRE system. As compensation for services provided, fees are collected from airline, car rental, and hotel vendors and other providers of travel-related products and services ("associates") for reservations booked through the SABRE system. The fee per booking charged to associates is dependent upon the level of functionality within the SABRE system at which the associate participates. Revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 2000 and 1999, the Company had recorded booking fee cancellation reserves of approximately $21 million and $20 million, respectively. Revenue for car rental,

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) hotel bookings and other travel providers is recognized at the time the reservation is used by the customer. The Company also enters into service contracts with subscribers (primarily travel agencies) to provide access to the SABRE system, hardware, software, hardware maintenance and other support services. Fees billed on service contracts are recognized as revenue in the month earned.

    The Company, through its ownership interest in the Travelocity.com partnership, also receives commissions from travel suppliers for air travel, hotel rooms, car rentals, vacation packages and cruises booked through the Travelocity.com Web site and advertising revenues from the delivery of advertising impressions on the Travelocity.com Web site. Commissions from air travel providers are recognized upon confirmation of pending payment of the commission. Commissions from other travel providers are recognized upon receipt. Advertising revenues are recognized in the period that advertising impressions are delivered.

    The Company receives fees from travel suppliers and corporate customers for transactions booked through GetThere's Web-based travel booking systems and recognizes the associated revenues in the month of the transaction. In addition, GetThere also charges certain up-front fees, such as implementation, franchise, and license fees. The revenues for those fees are deferred and generally recognized over the term of the related contract.

    Additionally, the Company provides other services to companies in the travel industry and other industries worldwide. Revenue from software license fees for standard software products is recognized when the software is delivered, fees are fixed and determinable, no undelivered elements are essential to the functionality of delivered software and collection is probable. Fees for software maintenance are recognized ratably over the life of the contract. Services on long-term software development and consulting contracts are provided under both a time-and-materials basis and a fixed fee basis. Revenues with respect to time-and-materials contracts are recognized as services are performed. Revenues from services provided under fixed fee contracts are recognized using the percentage of completion method of accounting, based on hours completed in comparison to total hours projected at completion. Losses, if any, on long-term contracts are recognized when the current estimate of total contract costs indicates a loss on a contract is probable. As a result of contractual billing terms, at December 31, 2000 and 1999 the Company had recorded accounts receivable of approximately $25 million and $10 million, respectively, that had not been billed to customers and deferred revenues of approximately $35 million and $19 million, respectively, related to advance payments from customers. Approximately $9 million of deferred revenues were noncurrent as of each balance sheet date.

    ADVERTISING COSTS--Advertising costs are generally expensed as incurred. Internet advertising expenses are recognized based on the terms of individual agreements, but generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising costs related to continuing operations expensed in 2000, 1999 and 1998, including amounts paid to American under the terms of the Marketing Cooperation Agreement (see Note 7), totaled approximately $90 million, $49 million and $37 million, respectively.

    INCOME TAXES--The entities comprising the Company have been included in the consolidated federal income tax return of AMR through March 15, 2000. The Company and AMR entered into a tax sharing agreement effective July 1, 1996 (the "Tax Sharing Agreement"), which provides for the allocation of tax liabilities during the tax periods the Company is included in the consolidated federal, state and local income tax returns filed by AMR. The Tax Sharing Agreement generally requires the

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company to pay to AMR the amount of federal, state and local income taxes that the Company would have paid had it ceased to be a member of the AMR consolidated tax group. The Company is jointly and severally liable for the federal income tax of AMR and the other companies included in the consolidated return for all periods in which the Company is included in the AMR consolidated group. AMR has agreed, however, to indemnify the Company for any liability for taxes reported or required to be reported on a consolidated return arising from operations of subsidiaries of AMR other than the Company.

    Except for certain items specified in the Tax Sharing Agreement, AMR generally retains any potential tax benefit carryforwards, and remains obligated to pay all taxes attributable to periods before July 2, 1996. The Tax Sharing Agreement also grants the Company certain limited participation rights in any disputes with tax authorities.

    As a result of the Spin-off, the Company is no longer consolidated with AMR for tax purposes (see Note 7). Therefore, the Company will separately report and file federal, state, and local income tax returns for the taxable periods beginning March 16, 2000.

    The results of operations of consolidated subsidiaries of the Company are included in the Company's federal income tax return, with the exception of Travelocity.com Inc., which files a separate federal income tax return. The Company does include its proportionate share of the results of operations of the Travelocity.com partnership in its federal income tax return (see Note 10).

    The provision for deferred income taxes has been computed using the liability method as if the Company and Travelocity.com Inc. were separate taxpayers during all periods presented. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which, based on available evidence, the future tax benefits more likely than not will be realized.

    SOFTWARE DEVELOPMENT COSTS--All costs incurred in the development of software which is licensed to third parties that have the option to take possession of the software are classified as research and development costs and are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, such costs are capitalized until the product is ready for service. The Company defines technological feasibility in accordance with Statement of Financial Accounting Standards
No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Technological feasibility is achieved upon completion of all planning, designing, coding and testing activities that are necessary to establish that a product can be produced according to its design specifications.

    Effective January 1, 1999, the Company adopted the provisions of Statement of Position 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain costs incurred during internal-use software development projects. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, (b) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project and (c) interest costs incurred. Research and development costs incurred during the preliminary project stage or incurred for data conversion activities, and training, maintenance and general and administrative or overhead costs

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements are also expensed as incurred.

    The Company amortizes capitalized development costs using the straight-line method over the estimated economic life of the software. At December 31, 2000 and 1999, unamortized software development costs approximated $33 million and $24 million, respectively. Research and development costs incurred in software development and included in continuing operations approximated $57 million, $46 million and $39 million for 2000, 1999 and 1998, respectively.

    CONCENTRATION OF CREDIT RISK--The Company's customers are primarily located in the United States, Europe, Canada, Asia and Latin America, and are concentrated in the travel industry. Approximately 12%, 12% and 12% of revenues from continuing operations in 2000, 1999 and 1998 were related to American and other subsidiaries of AMR. Approximately 9%, 12% and 9% of revenues from continuing operations in 2000, 1999 and 1998, respectively, were related to US Airways, Inc. ("US Airways"). Each of the Company's segments recognizes revenues from transactions with American and US Airways. The Company generally does not require security or collateral from its customers as a condition of sale. The Company maintained an allowance for losses of approximately
$21 million and $12 million at December 31, 2000 and 1999, respectively, based upon the amount of accounts receivable expected to prove uncollectible.

    USE OF ESTIMATES--The preparation of these financial statements in conformity with generally accepted accounting principles requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions.

    CUSTOMER INCENTIVES--Certain service contracts with significant subscribers contain booking fee productivity clauses and other provisions which allow subscribers to receive cash payments, and/or various amounts of additional equipment and other services from the Company at no cost. The Company establishes liabilities for these commitments and recognizes the related expense as the subscribers earn incentives based on the applicable contractual terms. Accrued incentives at December 31, 2000 and 1999 were approximately $80 million and $70 million, respectively. Periodically, the Company makes cash payments to subscribers at inception or modification of a service contract, which are deferred and amortized over the expected life of the service contract, generally three years. The service contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the incentives provided.

    STOCK AWARDS AND OPTIONS--The Company accounts for stock awards and options (including awards of AMR stock and stock options granted to employees prior to July 2, 1996 which were converted to Sabre Holdings stock and stock options) in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No compensation expense is recognized for stock option grants if the exercise price is at or above the fair market value of the underlying stock on the date of grant. Compensation expense relating to other stock awards is recognized over the period during which the employee renders service to the Company necessary to earn the award.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), an interpretation of APB 25. FIN 44, which was adopted by the Company prospectively as of July 1, 2000, requires certain changes to previous practice regarding accounting for certain stock compensation arrangements. FIN 44

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) does not change APB 25's intrinsic value method, under which compensation expense is generally not recognized for grants of stock options to employees with an exercise price equal to the market price of the stock at the date of grant, but it has narrowed its application. The primary effect of the adoption of FIN 44 was the requirement to record deferred compensation of approximately $22 million related to unvested employee stock options issued in connection with the acquisition of GetThere (see Note 5).

    COMPREHENSIVE INCOME--Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the years ended
December 31, 2000, 1999 and 1998, the differences between net earnings and total comprehensive income were not significant and consisted primarily of unrealized gains and losses on marketable securities.

    FINANCIAL INSTRUMENTS--The carrying value of the Company's financial instruments (excluding the depository certificates discussed below), including cash, marketable securities, accounts receivable, and short and long-term debt instruments approximate their respective fair values at December 31, 2000 and 1999.

    At December 31, 2000, American held 2.3 million depository certificates representing beneficial ownership of common stock of Equant N.V. ("Equant"), a telecommunications company affiliated with Societe Internationale de Telecommunications Aeronautiques ("SITA"), for the economic benefit of the Company. The depository certificates are issued by the SITA Foundation, which holds the underlying Equant shares. Based upon the market value of the Equant's publicly-traded common stock, the estimated value of the depository certificates held on behalf of the Company by American was approximately $60 million and $258 million at December 31, 2000 and 1999, respectively.

    In November 2000, an agreement was announced in which the SITA Foundation will exchange approximately 68 million Equant shares for France Telecom shares. The SITA Foundation will receive one France Telecom share for every 2.2 Equant shares. The agreement is conditional upon certain regulatory approvals from the European Union and the United States authorities. It is also subject to certain customary termination provisions. Completion is expected to take place in the first half of 2001. Based upon the terms of the SITA Foundation exchange agreement with France Telecom, the depository certificates have an estimated value of approximately $90 million at December 31, 2000.

    The Company's carrying value of these certificates was nominal at December 31, 2000 and 1999 as certain restrictions limit the Company's ability to freely dispose of the certificates. Any future disposal of such depository certificates, or shares of France Telecom received in exchange for the depository certificates, may result in additional gains to the Company.

    TREASURY STOCK--The Company accounts for the purchase of treasury stock at cost. Upon reissuance of shares of treasury stock, the Company records any difference between the weighted-average cost of such shares and any proceeds received as an adjustment to additional paid-in capital.

    RECENT ACCOUNTING PRONOUNCEMENT--The Company has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") effective January 1, 2001. FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is

                           SABRE HOLDINGS CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    At December 31, 2000, the Company was a party to certain derivative instruments, including foreign currency forwards designated as a hedge related to anticipated foreign currency expenditures, an interest rate/foreign currency swap contract entered into in connection with Euro denominated debt related to the Gradient acquisition (see Note 5) and warrants received from Hotel Reservations Network in connection with an affiliation agreement. These instruments were not significant to the Company's financial position or results of operations as of or for the year ending December 31, 2000. The Company recorded a gain of approximately $7 million, before minority interest and related income taxes, related to the adoption of FAS 133 in the first quarter of 2001.

4. MARKETABLE SECURITIES

    Marketable securities consist of (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Corporate notes.........................................  $     --   $380,857
Overnight investment and time deposits..................    99,961    149,072
Mortgages...............................................        17     23,081
Asset-backed securities.................................        --     26,556
U.S. Government treasuries..............................    37,280     24,932
                                                          --------   --------
    Total...............................................  $137,258   $604,498
                                                          ========   ========

    The following table summarizes marketable securities by contractual maturity (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Due in one year or less.................................  $ 99,961   $268,873
Due after one year through three years..................        17    297,472
Due after three years...................................    37,280     38,153
                                                          --------   --------
    Total...............................................  $137,258   $604,498
                                                          ========   ========

    Marketable securities, all of which are classified as available-for-sale, are stated at fair value based on market quotes. Net unrealized gains and losses, net of deferred taxes, have not been significant and are reflected as an adjustment to stockholders' equity.

    The Company expects that the majority of marketable securities will be sold within one year, regardless of maturity date. The Company primarily invests in high credit quality debt instruments with an active resale market and money market funds to ensure liquidity and the ability to readily convert its investments into cash to fund current operations, or satisfy other cash requirements as needed. Accordingly, the Company has classified all marketable securities as current assets in the accompanying balance sheets.

                           SABRE HOLDINGS CORPORATION

5. MERGERS AND ACQUISITIONS

    During 2000, the Company completed the following mergers and acquisitions. Each of these transactions was accounted for using the purchase method of accounting for business combinations.

    MERGER OF TRAVELOCITY.COM INC. AND PREVIEW TRAVEL, INC.--On March 7, 2000, the Company completed the merger of Travelocity.com Inc. ("Travelocity.com"), a newly created subsidiary of the Company, and Preview Travel, Inc. ("Preview"), an independent publicly-traded company engaged in consumer direct travel distribution over the Internet. Under the terms of the merger agreement, shareholders of Preview received one common share of Travelocity.com Inc., for each share of Preview held, and Preview was merged into Travelocity.com Inc., the surviving entity. Shares of Travelocity.com Inc. stock now trade under the symbol "TVLY" on the NASDAQ National Market. In connection with the merger, the Company contributed its Travelocity.com division and approximately $100 million in cash to Travelocity.com LP, a Delaware limited partnership (the "Partnership"). Immediately following the merger, Travelocity.com Inc. contributed the assets and businesses obtained from the acquisition of Preview to the Partnership. As a result of the merger, the Company owns an economic interest of approximately 70% in the combined businesses, composed of an approximate 61% direct interest in the Partnership and an approximate 22% interest in Travelocity.com Inc., which holds an approximate 39% interest in the Partnership.

    The cost of the acquisition of Preview was approximately $287 million, which has been allocated to the respective assets and liabilities acquired based on estimated fair values, with the remainder recorded as goodwill. Fair values were determined by the Company's management based on information furnished by Preview's management and independent valuations of the net assets acquired, including intangible assets. The Company recorded goodwill and other intangibles related to this acquisition of approximately $252 million, which are being amortized over one to three years.

    ACQUIRED INTEREST IN DILLON COMMUNICATION SYSTEMS GMBH ("DILLON")--On
June 26, 2000, the Company acquired a 51% ownership interest in Dillon, a supplier of electronic travel distribution services in Germany. In accordance with the purchase agreement, the Company paid approximately $20 million in cash and will make additional payments of approximately $1 million in each of the next three years. The cost of the acquisition of approximately $24 million was allocated to the respective assets and liabilities acquired based on estimated fair values, with the remainder recorded as goodwill. The Company recorded goodwill and other intangible assets related to this acquisition of approximately $24 million, which are being amortized over approximately five years.

    ACQUISITION OF GRADIENT SOLUTIONS LIMITED ("GRADIENT")--On August 15, 2000, the Company acquired Gradient, resulting in Gradient becoming a wholly owned subsidiary of the Company. Gradient is a Dublin, Ireland-based technology company that provides e-commerce solutions to the global travel marketplace. The cost of the acquisition was approximately $39 million, of which approximately $13 million was paid in cash with the balance in Euro-denominated notes payable. This cost was allocated to the respective assets and liabilities acquired based on estimated fair values based on information furnished by Gradient's management and independent valuations, with the remainder recorded as goodwill. The Company recorded goodwill and other intangible assets of approximately $38 million related to this acquisition, which are being amortized over approximately five years.

    ACQUISITION OF GETTHERE, INC. ("GETTHERE")--On October 17, 2000, the Company acquired GetThere, a Delaware corporation, resulting in GetThere becoming a wholly owned subsidiary of the Company. GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services and powers online travel sites for leading airlines. The cost of the

                           SABRE HOLDINGS CORPORATION

5. MERGERS AND ACQUISITIONS (CONTINUED)
acquisition of GetThere was approximately $781 million. The cost of the acquisition has been allocated to the respective assets and liabilities acquired based on estimated fair values, with the remainder recorded as goodwill. The fair values were determined by the Company's management based on information furnished by GetThere's management and independent valuations of the net assets acquired, including intangible assets. The Company recorded goodwill and other intangible assets of approximately $688 million related to this acquisition, which are being amortized over two to four years.

    The following unaudited pro forma information presents the Company's results of continuing operations as if the mergers and acquisitions in 2000 had occurred as of January 1, 1999. The pro forma information has been prepared by combining the results of continuing operations of the Company and the acquired businesses for the years ended December 31, 2000 and 1999. This pro forma information does not purport to be indicative of what would have occurred had these mergers and acquisitions occurred as of that date, or of results of continuing operations that may occur in the future (in thousands, except per share data):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Revenues....................................................  $1,969,313   $1,741,173
                                                              ==========   ==========
Income (loss) from continuing operations....................  $  (67,390)  $   49,926
                                                              ==========   ==========
Income (loss) from continuing operations per common share:
  Basic.....................................................  $     (.52)  $      .39
                                                              ==========   ==========
  Diluted...................................................  $     (.52)  $      .38
                                                              ==========   ==========

                           SABRE HOLDINGS CORPORATION

6. SIGNIFICANT TRANSACTIONS

    US AIRWAYS AGREEMENT--In January 1998, the Company completed the execution of a 25-year information technology services agreement with US Airways. Under the terms of the agreement, the Company provided substantially all of US Airways' information technology services. In connection with the IT services agreement, the Company purchased substantially all of US Airways' information technology assets for approximately $47 million, and hired more than 600 former employees of US Airways. The IT services agreement and those IT assets and personnel have been transferred to EDS as part of the asset sale (see Note 2). Substantially all of those IT services will be performed by EDS. Certain software applications development and maintenance services were retained by the Company under a new agreement with US Airways.

    In January 1998 the Company granted to US Airways two tranches of stock options, each to acquire 3 million shares of the Company's Class A common stock. On December 14, 1999, US Airways exercised the first tranche of stock options. Pursuant to the terms of the exercised options, the Company settled the options in cash in lieu of issuing common stock and paid approximately $81 million to US Airways on January 5, 2000.

    The second tranche of options is exercisable during the ten-year period beginning on the fifth anniversary of the asset transfer date. In connection with the Company's payment of the $675 million dividend on February 18, 2000, the Company adjusted the terms of the second tranche of US Airways options to provide for the same aggregate intrinsic value of the US Airways' holdings of the Company's common stock before and after the effect of the dividend on the Company's stock price. Additionally, the terms of the second tranche of options provided US Airways the opportunity to select an alternative vehicle of substantially equivalent value in place of receiving shares of the Company's stock during the six-month period ended December 31, 2000. No such election was made during that time. The Company may, at its discretion, choose to settle the remaining stock options with alternative value in place of issuing shares of its common stock. Such payment may result in the payment of cash by the Company to US Airways.

    The Company has recorded a liability and related deferred costs equal to the number of options outstanding, multiplied by the difference between the exercise price of the options and the market price of the Company's Class A common stock. The deferred costs and liability are adjusted for changes in the market price of the Company's stock at each month-end until such time as the options are settled or US Airways' ability to select an alternative vehicle in place of receiving stock expires. At December 31, 2000 and 1999, the Company had a liability relating to these options of $147 million and $154 million, respectively, and net deferred costs of approximately $107 million and $126 million, respectively. During 2000, 1999, and 1998, the Company recorded amortization expense of approximately $12 million, $18 million and $10 million, respectively, related to the options, which is recorded in income from discontinued operations. The deferred costs were being amortized over the eleven-year non-cancelable portion of the agreement.

    ABACUS JOINT VENTURE--In February 1998, the Company signed long-term agreements with ABACUS International Holdings Ltd., which created a Singapore-based joint venture company called ABACUS to manage travel distribution in the Asia/Pacific region. The Company paid $139 million in cash and contributed its assets related to the Company's ongoing travel distribution activities in the Asia/Pacific region and other consideration. In exchange, the Company received 35% of the shares of the joint venture company. The Company accounts for its investment in the joint venture using the equity method of accounting and records revenue for the Company's share of the net income of

                           SABRE HOLDINGS CORPORATION

6. SIGNIFICANT TRANSACTIONS (CONTINUED)
ABACUS. The Company provides ABACUS with transaction processing on the SABRE system. At December 31, 2000 and 1999, the Company's net investment in ABACUS totaled approximately $144 million. The Company's initial investment in ABACUS differed from its proportional share of the net equity in the underlying assets of ABACUS by approximately $116 million. This amount is being amortized over 20 years.

    TICKETNET JUDGMENT--In August 1998, the Company received a favorable court judgment related to Ticketnet Corporation, an inactive subsidiary of the Company, and recognized approximately $14 million of other income.

    EQUANT DEPOSITORY CERTIFICATES--At December 31, 1998, American owned approximately 1.7 million depository certificates representing beneficial ownership of common stock of Equant for the economic benefit of the Company. In connection with a secondary offering of Equant common stock, in February 1999, American liquidated 490,000 of these certificates for the Company's benefit. The Company received proceeds of approximately $35 million from the transaction, resulting in a gain of approximately $35 million.

    In December 1999, in connection with an additional secondary offering of Equant common stock, approximately 1.2 million certificates were liquidated for the Company's benefit. The Company received proceeds of approximately
$103 million from the transaction, resulting in an additional gain of approximately $103 million.

7. CERTAIN TRANSACTIONS WITH AMR AND AMERICAN

    AMR AGREEMENTS--The Company entered into certain agreements with AMR and its affiliates (the "AMR Agreements"), which are discussed below.

    INFORMATION TECHNOLOGY SERVICES AGREEMENT--On July 1, 1996, the Company entered into the Information Technology Services Agreement with American (the "Technology Services Agreement"), to provide American with certain information technology services. The base term of the Technology Services Agreement expires June 30, 2006. The Technology Services Agreement and related IT assets and personnel have been transferred to EDS as part of the sale of the Outsourcing Business (see Note 2). Substantially all of the services under the Technology Services Agreement will now be provided by EDS. The Company may receive additional payments from EDS for those assets, depending on the amount of revenues received by EDS under the Technology Services Agreement. The terms of the services to be provided to American by EDS, however, vary. Certain software applications development and maintenance services were retained by the Company under a new agreement with American. The Company also transferred to American approximately 250 employees who had previously been providing dedicated support services for American.

    MANAGEMENT SERVICES AGREEMENT--The Company and American were parties to a Management Services Agreement dated July 1, 1996 (the "Management Services Agreement"), pursuant to which American performed certain management services for the Company that American had historically provided to the Company. In connection with the Spin-off, the Company and American agreed to the early termination of certain services, effective March 2000, and the continuation of certain services with termination dates through June 30, 2001.

    MARKETING COOPERATION AGREEMENT--The Company and American are parties to the Marketing Cooperation Agreement dated July 1, 1996 (the "Marketing Cooperation Agreement"), pursuant to

                           SABRE HOLDINGS CORPORATION

7. CERTAIN TRANSACTIONS WITH AMR AND AMERICAN (CONTINUED) which American agreed to provide marketing support for 10 years for certain of the Company's products. Under the terms of the Marketing Cooperation Agreement, the Company pays American a fee for its marketing support, the amount of which may increase or decrease, generally based on booking volumes. The total fee was approximately $20 million, $18 million and $17 million in 2000, 1999 and 1998, respectively, which has been included in income from continuing operations. Additionally, the Company had guaranteed to American certain cost savings in the fifth year of the Marketing Cooperation Agreement. At December 31, 1998, the Company had recorded a liability of approximately $7 million for this guarantee. This liability was reversed during the fourth quarter of 1999 based on projections of cost savings. In connection with the Spin-off, the Company and American agreed to terminate the Company's obligation to guarantee those cost savings.

    NON-COMPETITION AGREEMENT--The Company, AMR and American entered into a Non-Competition Agreement dated July 1, 1996 (the "Non-Competition Agreement"), pursuant to which AMR and American, on behalf of themselves and certain of their subsidiaries, have agreed to limit their competition with the Company's businesses. The Non-Competition Agreement expires on December 31, 2001. American may terminate the Non-Competition Agreement, however, if the Technology Services Agreement is terminated as a result of an egregious breach by EDS.

    TRAVEL AGREEMENTS--The Company and American are parties to a Travel Privileges Agreement dated July 1, 1996 (the "Travel Privileges Agreement"), pursuant to which the Company is entitled to purchase personal travel for its employees and retirees at reduced fares. The Travel Privileges Agreement will expire on June 30, 2008. To pay for the provision of flight privileges to certain of its future retired employees, the Company makes a lump sum payment to American each year for each employee retiring in that year. The payment per retiree is based on the number of years of service with the Company and AMR over the prior ten years of service. The cost of providing this privilege is accrued over the estimated service lives of the employees eligible for the privilege (see Note 9).

    The Company and American agreed to certain amendments to the Travel Privileges Agreement in connection with the Spin-off and the EDS transaction. These amendments allow American to provide certain employees with additional limited travel privileges and require the Company to indemnify American for costs related to the Company's continued use of the travel privileges.

    The Company and American are also parties to a Corporate Travel Agreement (the "Corporate Travel Agreement") pursuant to which the Company received discounts for certain flights purchased on American. In exchange, the Company agreed to fly a certain percentage of its travel on American as compared to all other air carriers combined.

    CREDIT AGREEMENT--On July 1, 1996, the Company and American entered into a Credit Agreement pursuant to which the Company was required to borrow from American, and American was required to lend to the Company, amounts required by the Company to fund its daily cash requirements. In addition, American could, but was not required to, borrow from the Company to fund its daily cash requirements. The maximum amount the Company could borrow at any time from American under the Credit Agreement was $300 million. The maximum amount that American could borrow at any time from the Company under the Credit Agreement was $100 million. No borrowings occurred by either the Company or American under this agreement. In connection with the Spin-off, the Credit Agreement was terminated on April 14, 2000.

                           SABRE HOLDINGS CORPORATION

7. CERTAIN TRANSACTIONS WITH AMR AND AMERICAN (CONTINUED)
    DEBENTURE PAYABLE TO AMR--In 1996, the Company issued to AMR a floating rate, subordinated debenture due September 30, 2004 (the "Debenture"). The principal balance was approximately $318 million at December 31, 1998. During 1999, in connection with the Omnibus Financing Agreement discussed below, the Company prepaid the remaining principal balance and all outstanding accrued interest under the Debenture. The average interest rate on the Debenture was 5.6% and 6.1% for 1999 and 1998, respectively.

    OMNIBUS FINANCING AGREEMENT--On March 17, 1999, the Company and American entered into a short-term credit agreement pursuant to which American could borrow from the Company up to a maximum of $300 million. During the first half of 1999, American borrowed $300 million under the short-term credit agreement. Subsequently, in June 1999, the Company, AMR and American entered into an Omnibus Financing Agreement pursuant to which (a) the $300 million outstanding from American under the short-term credit agreement was applied against the $318 million remaining under the Debenture payable from the Company to AMR and
(b) the Company paid the remaining principal balance of approximately
$18 million and all outstanding accrued interest under the Debenture.

    INDEMNIFICATION AGREEMENT--In July 1996, the Company and American entered into an intercompany agreement (the "Indemnification Agreement") pursuant to which each party indemnified the other for certain obligations relating to the Reorganization. Pursuant to the Indemnification Agreement, the Company indemnified American for liabilities assumed against third party claims asserted against American as a result of American's prior ownership of assets or operation of businesses contributed to the Company and for losses arising from or in connection with the Company's lease of property from American. In exchange, American indemnified the Company for specified liabilities retained by it against third party claims against the Company relating to American's businesses and asserted against the Company as a result of the ownership or possession by American prior to July 2, 1996 of any asset contributed to the Company in July 1996 and for losses arising from or in connection with American's lease of property from the Company.

    In connection with the Spin-off, the Company and American agreed to terminate the Indemnification Agreement as of July 1, 2003.

    AGREEMENT ON SPIN-OFF TAXES--In connection with the Spin-off, the Company and AMR entered into an indemnity agreement (the "Agreement on Spin-off Taxes") pursuant to which the Company will be responsible for Spin-off related taxes, in certain circumstances, if the Spin-off is deemed to be taxable as a result of certain factual representations and assumptions relating to the Company being inaccurate or as a result of the Company's subsequent actions. The Internal Revenue Service ("IRS") has issued a Tax Ruling to the effect that the Spin-off will be tax-free to the Company, AMR and AMR shareholders under Section 355 of the Internal Revenue Code of 1986, as amended (except to the extent that cash is received in lieu of fractional shares). Under the terms of the Agreement on Spin-off Taxes, the Company has also agreed to comply with certain restrictions on its future operations to assure that the Spin-off will be tax free, including restrictions with respect to a third party's acquisition of shares of the Company's stock and the Company's issuance of stock.

    REVENUES FROM AMR--Revenues from American and other subsidiaries of AMR included in continuing operations were $226 million, $209 million and $195 million in 2000, 1999 and 1998, respectively.

                           SABRE HOLDINGS CORPORATION

7. CERTAIN TRANSACTIONS WITH AMR AND AMERICAN (CONTINUED)
    OPERATING EXPENSES--Prior to the Spin-off, operating expenses were charged to the Company by American and other subsidiaries of AMR to cover certain employee benefits, facilities rental, marketing services, management services, legal fees and certain other administrative costs based on employee headcount or actual usage of facilities and services. The Company believes amounts charged to the Company for these expenses approximate the cost of such services provided by third parties. Travel service costs for travel by the Company's employees for personal and business travel are charged to the Company based on rates negotiated with American. If the Company had not been affiliated with American, the personal travel flight privilege would most likely not have been available to employees. The rates negotiated with American for 2000, 1999 and 1998 under the Corporate Travel Agreement approximate corporate travel rates offered by American to similar companies. Expenses charged to the Company by AMR and its affiliates approximated $19 million for the two months prior to the Spin-off in March 2000. Expenses charged to the Company by AMR and its affiliates, unadjusted for discontinued operations, for the years ended December 31, 1999 and 1998 are as follows (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Employee benefits...........................................  $ 45,471   $ 41,348
Facilities rental...........................................     2,814      2,706
Marketing cooperation.......................................    10,793     24,044
Management services.........................................     5,719     10,069
Other administrative costs..................................     2,816     12,732
Travel services.............................................    45,190     45,433
                                                              --------   --------
  Total expenses............................................  $112,803   $136,332
                                                              ========   ========

    Of these total amounts, approximately $66 million and $88 million was included in continuing operations in 1999 and 1998, respectively.

                           SABRE HOLDINGS CORPORATION

8. DEBT

    On February 4, 2000, the Company entered into a $300 million, senior unsecured, revolving credit agreement (the "Credit Facility"), which expires on September 14, 2004. Concurrently, the Company entered into a short-term
$200 million, senior unsecured, term loan agreement (the "Interim Loan"), with an original maturity of August 4, 2000 which was subsequently extended to February 4, 2001. On February 18, 2000, the Company utilized a portion of its available cash balance and marketable securities, as well as proceeds from both the Credit Facility and Interim Loan to fund a $675 million dividend to shareholders. In connection with the bridge credit facility discussed below, the entire $200 million balance outstanding under the Interim Loan was repaid and the Interim Loan agreement was terminated. At December 31, 2000, there were no outstanding borrowings under the Interim Loan and $149 million outstanding under the Credit Facility at an average annual interest rate of 6.7%.

    On October 10, 2000, the Company entered into a $865 million bridge credit agreement (the "Bridge Credit Agreement") which expires on July 10, 2001. Proceeds of the Bridge Credit Agreement were used to fund the acquisition of GetThere and to repay the $200 million outstanding under the Interim Loan. Interest on the Bridge Credit Agreement is variable, based upon the London Interbank Offered Rate ("LIBOR"), the prime rate or the federal funds rate plus a margin, at the Company's option. At December 31, 2000, the outstanding balance of borrowings under the Bridge Credit Agreement was $710 million at an average interest rate of 7.1%. Borrowings under the Bridge Credit Agreement were retired on July 2, 2001 using proceeds from the sale of the Outsourcing Business
(Note 2) and existing cash balances.

9. EMPLOYEE BENEFIT PLANS

    The Company sponsors The Sabre Group Retirement Plan (the "SGRP"), a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code of 1986. The Company makes a defined contribution and matches a defined portion of employee contributions to the plan and has recorded expenses related to the SGRP of approximately $21 million, $20 million and $16 million in 2000, 1999 and 1998, respectively.

    Additionally, the Company sponsors The Sabre Group Legacy Pension Plan (the "LPP"), a tax-qualified defined benefit plan for employees meeting certain eligibility requirements.

    As a result of the Spin-off, the Company amended its retiree medical and life insurance plan effective January 1, 2001. The Company changed the plan to offer subsidized retiree medical coverage only to employees hired prior to October 1, 2000. Employees hired after that date will be offered access to the Company-sponsored plan but with no subsidy and therefore no liability to the Company. In addition, active employees will no longer pre-fund their share of the retiree medical benefit costs but will make post-retirement contributions averaging 20% of the cost of retiree medical coverage. Previously established employee pre-funding account balances will continue to accrue interest and will be used to offset future retiree contributions; however, new pre-funding contributions were discontinued. The lifetime maximums for the retiree medical plan were increased due to the consolidation of supplemental medical plan benefits into the basic retiree medical plan.

    Officers and certain employees of the Company are eligible for additional retirement benefits, to be paid by the Company, under the Supplemental Executive Retirement Plan (the "SERP") as an operating expense. The SERP provides pension benefits (calculated upon the basis of final average base salary, incentive compensation payments and performance returns) to which officers and certain employees of the Company would be entitled, but for the limit on the maximum annual benefit payable

                           SABRE HOLDINGS CORPORATION

9. EMPLOYEE BENEFIT PLANS (CONTINUED)
under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986 ($135,000 for 2000), and the limit on the maximum amount of compensation which may be taken into account under the Company's retirement program ($170,000 for 2000).

    Pursuant to the Travel Privileges Agreement, the Company is entitled to purchase personal travel for certain retirees. To pay for the provision of flight privileges to certain of its future retired employees, the Company makes a lump sum payment to American for each employee retiring in that year. The payment per retiree is based on the number of years of service with the Company and AMR over the prior ten years of service. The cost of providing this privilege is accrued over the estimated service lives of the employees eligible for the privilege.

    The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2000 and 1999, and a statement of funded status as of December 31, 2000 and 1999 (in thousands):

                                                       PENSION BENEFITS        OTHER BENEFITS
                                                     ---------------------   -------------------
                                                       2000        1999        2000       1999
                                                     ---------   ---------   --------   --------
Change in benefit obligation:
  Benefit obligation at January 1..................  $(201,950)  $(211,445)  $(61,335)  $(57,333)
  Service cost.....................................    (10,836)    (13,055)    (4,369)    (5,118)
  Interest cost....................................    (16,974)    (15,710)    (4,764)    (4,350)
  Actuarial gains (losses).........................    (27,828)     37,846     (5,895)     5,066
  Plan amendments..................................         --        (557)    (7,673)        --
  Settlements......................................         --          --      9,739         --
  Benefits paid....................................        633         971        982        400
                                                     ---------   ---------   --------   --------
  Benefit obligation at December 31................  $(256,955)  $(201,950)  $(73,315)  $(61,335)
                                                     =========   =========   ========   ========
Change in plan assets:
  Fair value at January 1..........................  $ 126,299   $ 110,607   $ 10,600   $  8,933
  Actual return on plan assets.....................     10,122       2,025     (1,654)      (159)
  Company contributions............................     18,261      11,903     12,741      2,226
  Transfers from AMR...............................     (1,384)      2,735         --         --
  Settlements......................................         --          --     (9,739)        --
  Benefits paid....................................       (633)       (971)      (982)      (400)
                                                     ---------   ---------   --------   --------
  Fair value at December 31........................  $ 152,665   $ 126,299   $ 10,966   $ 10,600
                                                     =========   =========   ========   ========
  Funded status of the plan (underfunded)..........  $(104,290)  $ (75,651)  $(62,349)  $(50,735)
  Unrecognized net loss (gain).....................     54,292      22,252     (4,246)   (15,044)
  Unrecognized prior service cost..................        702         755      5,995     (1,280)
  Unrecognized transition asset....................          7          16         --         --
                                                     ---------   ---------   --------   --------
  Accrued benefit cost.............................  $ (49,289)  $ (52,628)  $(60,600)  $(67,059)
                                                     =========   =========   ========   ========

                           SABRE HOLDINGS CORPORATION

9. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The assumptions used in the measurement of the Company's benefit obligations as of December 31, 2000 and 1999 are as follows:

                                                             PENSION BENEFITS           OTHER BENEFITS
                                                          -----------------------   -----------------------
                                                            2000           1999       2000           1999
                                                          --------       --------   --------       --------
WEIGHTED-AVERAGE ASSUMPTIONS:
Discount rate...........................................   7.50%          8.00%      7.50%          8.00%
Expected return on plan assets..........................   9.50%          9.50%      9.50%          9.50%
Rate of compensation increase...........................   5.25%          5.25%         --             --

    Due to the revisions to the retiree medical program, a 9% annual rate of increase in the per capita cost of covered retiree health care benefits was assumed for 2001. This rate was assumed to gradually decrease by .5% each year until it reaches an ultimate rate of 5%.

    The following table provides the components of net periodic benefit costs for the three years ended December 31, 2000 (in thousands). Total costs for other postretirement benefits are included in employee benefits in the table in
Note 7.

                                                  PENSION BENEFITS                  OTHER BENEFITS
                                           ------------------------------   ------------------------------
                                             2000       1999       1998       2000       1999       1998
                                           --------   --------   --------   --------   --------   --------
Service cost.............................  $10,836    $13,055    $11,257     $4,369     $5,118     $5,261
Interest cost............................   16,974     15,710     12,370      4,764      4,350      4,065
Expected return on plan assets...........  (13,025)   (10,294)    (8,336)    (1,093)      (904)      (684)
Amortization of transition asset.........        9       (151)      (228)        --         --         --
Amortization of prior service cost.......       53         22         22        248       (150)      (150)
Amortization of net loss (gain)..........       74      3,032      1,690       (475)      (533)      (241)
                                           -------    -------    -------     ------     ------     ------
  Total net periodic benefit cost........  $14,921    $21,374    $16,775     $7,813     $7,881     $8,251
                                           =======    =======    =======     ======     ======     ======

    Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical benefit plans. A one percentage point decrease in the assumed health care cost trend rates would decrease the total service and interest cost components of total net periodic benefit cost for 2000 and the postretirement benefit obligations at December 31, 2000 by approximately $2 million and $10 million, respectively. A one percentage point increase in the assumed health care cost trend rates would increase the total service and interest cost components of total net periodic benefit cost for 2000 and the postretirement benefit obligations at December 31, 2000 by approximately $2 million and $12 million, respectively.

    Plan assets for the LPP and for the post-retirement health care and life insurance benefits consist primarily of mutual fund shares managed by a subsidiary of AMR invested in debt and equity securities.

    Expenses included in income from continuing operations related to employee benefit plans totaled approximately $24 million, $27 million, and $23 million in 2000, 1999 and 1998, respectively. The company anticipates recording a curtailment gain as a component of the gain on the sale of the Outsourcing Business relating to the cessation of benefits under the plans described above for the employees transferred to EDS.

                           SABRE HOLDINGS CORPORATION

10. INCOME TAXES

    The provision (benefit) for income taxes from continuing operations is as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Current portion:
  Federal...................................................  $63,966    $148,325   $ 92,156
  State.....................................................    1,041      10,961      6,172
  Foreign...................................................   10,611       6,929     11,930
                                                              -------    --------   --------
  Total current.............................................   75,618     166,215    110,258
Deferred portion:
  Federal...................................................    9,198      (3,501)       342
  State.....................................................    8,667       7,665      4,820
                                                              -------    --------   --------
  Total deferred............................................   17,865       4,164      5,162
                                                              -------    --------   --------
Total provision for income taxes............................  $93,483    $170,379   $115,420
                                                              =======    ========   ========

    The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Income tax provision at statutory federal income tax rate...  $66,352    $161,302   $107,963
State income taxes, net of federal benefit..................    4,194      12,107      7,145
Nondeductible goodwill amortization.........................   28,278          --         --
Research and experimentation credit.........................   (4,000)         --         --
Other, net..................................................   (1,341)     (3,030)       312
                                                              -------    --------   --------
Total provision for income taxes............................  $93,483    $170,379   $115,420
                                                              =======    ========   ========

                           SABRE HOLDINGS CORPORATION

10. INCOME TAXES (CONTINUED)
    The components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Deferred tax assets:
  Accrued expenses..........................................  $ 39,630   $35,248
  Employee benefits other than pensions.....................    29,432    31,286
  Deferred revenue..........................................     5,855     5,662
  Pension obligations.......................................    10,606    18,395
  Net operating loss carryforwards..........................    82,225       416
                                                              --------   -------
    Total deferred tax assets...............................   167,748    91,007
Deferred tax liabilities:
  Foreign operations........................................      (837)   (3,269)
  Depreciation and amortization.............................   (25,588)  (29,313)
  Amortization of computer software and intangible assets...   (77,214)  (14,997)
  Other.....................................................   (47,123)  (23,184)
                                                              --------   -------
    Total deferred tax liabilities..........................  (150,762)  (70,763)
Valuation allowance.........................................   (48,800)       --
                                                              --------   -------
Net deferred tax asset (liability)..........................  $(31,814)  $20,244
                                                              ========   =======
Current deferred income tax asset...........................  $ 15,889   $18,052
Noncurrent deferred income tax asset (liability)............   (47,703)    2,192
                                                              --------   -------
Net deferred tax asset (liability)..........................  $(31,814)  $20,244
                                                              ========   =======

    The increase in the deferred tax liability for amortization of computer software and intangible assets resulted from a deferred tax liability recorded for the intangible assets, other than goodwill, recorded in connection with the acquisition of GetThere.

    As a result of the merger of Travelocity.com and Preview, Travelocity.com acquired net operating losses ("NOL's") of approximately $105 million previously incurred by Preview, which begin expiring in 2009. Additionally, as a result of the acquisition of GetThere, the Company acquired NOL's of approximately
$100 million previously incurred by GetThere, which begin expiring in 2011. Preview and GetThere NOL's are subject to limitation under Section 382 of the Internal Revenue Code, but such limitation is not expected to have a significant impact on the Company's ability to utilize the NOL's.

    The results of operations of Travelocity.com Inc. are not included in the federal income tax return of the Company (see Note 3). Accordingly, only Travelocity.com Inc. can utilize the NOL's acquired from Preview. Travelocity.com Inc. has additional NOL's totaling approximately $18 million relating to its proportionate share of the losses of the Travelocity.com partnership during 2000 (see Note 5). At December 31, 2000, a valuation allowance has been recorded to fully reserve the deferred tax assets resulting from Travelocity.com Inc.'s NOL's, as the Company has been unable to conclude that it is more likely than not that Travelocity.com Inc. will be able to utilize these NOL's. To the extent that the NOL's acquired from Preview are utilized to offset Travelocity.com Inc.'s future taxable income, goodwill and non-current intangible assets recorded in connection with the acquisition will be reduced. If goodwill and non-current intangible assets have been fully amortized or reduced to zero, income tax

                           SABRE HOLDINGS CORPORATION

10. INCOME TAXES (CONTINUED)
expense will be reduced. To the extent that Travelocity.com Inc. is able to realize the benefit of the NOL's, either acquired from Preview or arising subsequent to the acquisition of Preview, the Company will recognize a benefit equal to its ownership interest in Travelocity.com Inc. of approximately 22%.

    The Company believes that, more likely than not, it will be able to utilize the NOL's acquired from GetThere. Accordingly, no valuation allowance has been established related to these NOL's.

11. COMMITMENTS AND CONTINGENCIES

    On July 1, 1996, the Company entered into an operating lease agreement with AMR for certain facilities and AMR assigned its rights and obligations under certain leases to the Company. Also on July 1, 1996, the Company entered into an operating lease agreement with a third party for the lease of other facilities.

    In October 1998, the Company sold data center mainframe equipment to an unrelated party for approximately $34 million. The Company then entered into an agreement to lease back the equipment from the unrelated party. The Company recognized a deferred gain of approximately $1 million on the transaction. The agreement has a term of seven years; however, the Company has the option, at its discretion, to terminate the contract as of December 31, 2001. Under the agreement, the Company may lease additional equipment at rates specified in the agreement. This agreement was transferred to EDS as part of its purchase of the Company's IT infrastructure assets (see Note 2).

    In 1999, the Company entered into a syndicated lease financing facility of approximately $310 million for the use of land, an existing office building and the construction of a new corporate headquarters facility in Southlake, Texas, as well as the development of new data center facilities in Tulsa, Oklahoma. The financing facility will be accounted for as an operating lease. The initial term of the lease extends through September 2004, with two optional one-year renewal periods thereafter. At the end of each renewal period, the Company is required to either renew the lease, purchase the property for its original cost, or arrange for the sale of the property to a third party, with the Company guaranteeing to the lessor proceeds on such sale of approximately 85% of the original fair value of the leased facility, or approximately $264 million. EDS purchased the new Tulsa data center facilities as part of its purchase of the Company's IT infrastructure assets (see Note 2).

    Additionally, in 1999, the Company entered into an agreement with AOL that provides, among other things, that the Travelocity.com Web site will be the exclusive reservations engine for AOL's Internet properties. Travelocity.com is obligated for payments of up to $200 million and AOL and Travelocity.com will share advertising revenues and commissions over the five-year term of the agreement. Under certain circumstances, Travelocity.com may elect to alter the terms of this agreement such that guaranteed payments to AOL would no longer be required. The Company is amortizing the payments due under the AOL agreement as a selling and marketing expense based upon the noncancellable period of the contract. Payments are recorded as prepaid assets, which are reduced by amortization. Approximately $16 million is recorded in prepaid assets at December 31, 2000. Commissions are due to AOL as travel reservations are made by AOL users through Travelocity's co-branded AOL web site. Such amounts are recorded as revenues are recognized by Travelocity. Amounts received from AOL under the advertising revenue sharing arrangement are recognized in the month earned.

                           SABRE HOLDINGS CORPORATION

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    At December 31, 2000, future minimum lease payments required under the aforementioned operating lease agreements and other operating lease agreements with terms in excess of one year for facilities, equipment and software licenses as well as other guaranteed payments were as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $95,777
2002........................................................   95,598
2003........................................................   83,899
2004........................................................   80,174
2005........................................................   18,556
Thereafter..................................................   42,752

    Rental expense included in continuing operations was approximately
$61 million, $54 million and $40 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    The Company is involved in certain disputes and other matters arising in the normal course of business. Additionally, the Company is subject to review and assessment by various taxing authorities. Although the ultimate resolution of these matters cannot be reasonably estimated at this time, management does not believe that they will have a material, adverse effect on the financial condition or results of operations of the Company.

12. CAPITAL STOCK

    On February 7, 2000, the Company declared a one-time cash dividend on all outstanding shares of the Company's Class A and Class B common stock. The aggregate amount of the dividend was $675 million, or approximately $5.20 per share, and was paid to shareholders on February 18, 2000. In the future, the Company intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any additional cash dividends on its common stock. Any determination as to the future payment of dividends will depend upon the future results of operations, capital requirements and financial condition of the Company and its subsidiaries and such other factors as the Board of Directors of the Company may consider, including any contractual or statutory restrictions on the Company's ability to pay dividends.

    On March 15, 2000, AMR exchanged all of its 107,374,000 shares of the Company's Class B common stock for an equal number of shares of the Company's Class A common stock and distributed such shares to AMR shareholders as a stock dividend. The distribution consisted of AMR's entire ownership interest in the Company. The Company now has only Class A common stock outstanding. The Company is authorized by its certificate of incorporation to issue up to 250 million shares of Class A common stock, and up to 20 million shares of Preferred Stock.

    In 1997, the Company's Board of Directors authorized, subject to certain business and market conditions, the purchase of up to 1.5 million shares of the Company's Class A common stock. On March 16, 1999, the Company's Board of Directors authorized the repurchase of up to an additional 1 million shares of the Company's Class A common stock. On September 15, 1999, the Company's Board of Directors authorized the repurchase of up to an additional $100 million of the Company's Class A common stock during the next two years. The Company repurchased 1,004,193, 1,029,890 and 1,428,200 shares of Class A common stock in 2000, 1999 and 1998, respectively. The Company uses Treasury Stock to settle exercised stock options.

                           SABRE HOLDINGS CORPORATION

13. OPTIONS AND OTHER STOCK-BASED AWARDS

    Under the Company's 1996 Long-Term Incentive Plan (the "1996 Plan") officers and other key employees of the Company may be granted restricted stock, deferred stock, stock options, stock appreciation rights, stock purchase rights, other stock-based awards and/or performance-related awards. The 1996 Plan will terminate no later than October 2006. In 1999, the Company amended the 1996 Plan (the "Amended Plan"). Under the Amended Plan, the Company expanded the employees eligible for awards to include non-employee directors and managers of the Company in addition to officers and key employees. The total number of shares of Class A common stock authorized to be issued under the Amended Plan is approximately 14 million shares, provided that no more than 1 million shares of stock shall be granted to any employee in a one-year period. At December 31, 2000, approximately 3 million shares remained available for future grants of stock-based awards under the Amended Plan.

    In 2000, the Company established the Sabre Holdings Corporation Stock Option Plan (the "2000 Plan") to attract, retain, and reward employees of the Company, by offering stock incentives in the Company. Under the 2000 Plan, employees may be granted stock options, stock appreciation rights or other stock-based awards. The total number of shares of Class A common stock authorized for distribution under the 2000 Plan is 7 million shares. At December 31, 2000 approximately
3 million shares remained available for future grants.

    The total charge for stock compensation expense included in income from continuing operations was $10 million, $9 million and $7 million for 2000, 1999 and 1998, respectively. No compensation expense was recognized for stock option grants under the 1996 Plan, the Amended Plan or the 2000 Plan since the exercise price of the Company's stock option grants was equal to the fair market value of the underlying stock on the date of grant.

    Shares of restricted stock are awarded at no cost to employees. Restricted shares generally vest three years following the date of grant. Unadjusted for discontinued operations, restricted stock activity follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Outstanding at January 1....................................  192,410     155,590   166,940
Granted.....................................................  715,957     168,000    12,390
Issued......................................................  (67,148)   (126,740)  (10,280)
Canceled....................................................       --      (4,440)  (13,460)
                                                              -------    --------   -------
Outstanding at December 31..................................  841,219     192,410   155,590
                                                              =======    ========   =======

    The weighted-average grant date fair values of restricted stock granted during 2000, 1999 and 1998 were $34.70, $50.08 and $38.49, respectively. The grant date fair values are based on the Company's stock price on the date of grant. The Company recognizes stock compensation expense for these grants over the related vesting period.

    Company Performance Shares are also awarded at no cost to officers and key employees of the Company based on performance metrics of the Company. The Company Performance Shares vest over

                           SABRE HOLDINGS CORPORATION

13. OPTIONS AND OTHER STOCK-BASED AWARDS (CONTINUED) a three-year performance period and are settled in cash. Unadjusted for discontinued operations, the Company's Performance Share activity was as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Outstanding at January 1....................................   479,069    504,873    612,100
Granted.....................................................   282,361    197,326    206,970
Awards settled in cash......................................  (194,957)  (179,035)  (263,040)
Canceled....................................................  (100,326)   (44,095)   (51,157)
                                                              --------   --------   --------
Outstanding at December 31..................................   466,147    479,069    504,873
                                                              ========   ========   ========

    The weighted-average grant date fair values of Company Performance Shares granted during 2000, 1999 and 1998 were $46.43, $42.30 and $36.42, respectively. The grant date fair values are based on the Company's stock price on the date of grant. The Company recognizes stock compensation expense for these grants over the related performance periods.

    Stock options are granted at the market value of Class A common stock on the date of grant, except as otherwise determined by a committee appointed by the Board of Directors, generally vest over three to five years, and are not exercisable more than ten years after the date of grant. Unadjusted for discontinued operations, stock option activity follows:

                                                              YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------------
                                               2000                    1999                     1998
                                      ----------------------   ---------------------   ----------------------
                                                   WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                    AVERAGE                 AVERAGE                 AVERAGE
                                                   EXERCISE                EXERCISE                 EXERCISE
                                       OPTIONS       PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                      ----------   ---------   ---------   ---------   ---------   ----------
Outstanding at January 1............   4,672,970    $38.20     3,395,390    $29.10     2,874,070     $25.43
Granted.............................  13,551,898     30.89     2,469,600     46.37     1,245,600      34.94
Exercised...........................    (779,866)    27.07      (697,130)    52.17      (433,270)     21.97
Canceled............................  (1,701,498)    37.54      (494,890)    33.49      (291,010)     28.41
                                      ----------               ---------               ---------
Outstanding at December 31..........  15,743,504    $32.53     4,672,970    $38.20     3,395,390     $29.10
                                      ==========               =========               =========
Exercisable options outstanding at
  December 31.......................   3,305,349    $21.61       826,430    $27.19       870,670     $24.82
                                      ==========               =========               =========

    The weighted-average grant date fair value of stock options granted during 2000, 1999 and 1998 were $13.42, $18.75 and $12.55, respectively. The grant date fair values were estimated at the date of grant using the Black-Scholes option-pricing model.

                           SABRE HOLDINGS CORPORATION

13. OPTIONS AND OTHER STOCK-BASED AWARDS (CONTINUED)
    The following table, which has not been adjusted for discontinued operations, summarizes information about the stock options outstanding at December 31, 2000:

                                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                        --------------------------------------------   --------------------------
                                                       WEIGHTED-
                                                        AVERAGE         WEIGHTED-                    WEIGHTED-
                                                     REMAINING LIFE      AVERAGE                      AVERAGE
       RANGE OF EXERCISE PRICES           SHARES        (YEARS)       EXERCISE PRICE    SHARES     EXERCISE PRICE
--------------------------------------  ----------   --------------   --------------   ---------   --------------
$ 0.16 - $25.99.......................   5,298,291        8.49            $19.25       2,759,265       $19.25
$26.00 - $35.99.......................   2,657,760        8.47             31.88         493,844        32.73
$36.00 - $48.99.......................   5,321,792        9.67             38.16          52,240        40.72
$49.00 - $69.40.......................   2,465,661        9.17             49.63              --           --
                                        ----------                                     ---------
Total.................................  15,743,504        8.99            $32.53       3,305,349       $21.61
                                        ==========                                     =========

    Stock appreciation rights ("SARS") may be granted in conjunction with all or part of any stock option granted. All appreciation rights will terminate upon termination or exercise of the related option and will be exercisable only during the time that the related option is exercisable. If a SAR is exercised, the related stock option will be deemed to have been exercised.

    The Company has a Directors' Stock Incentive Plan, which provides for an annual award of options to purchase 3,000 shares of the Company's Class A common stock to each non-employee director. The plan also provides for a one-time award of options to purchase 10,000 shares of the Company's Class A common stock to a new non-employee director upon his or her initial election to the Board of Directors. The options have an exercise price equal to the market price of the Class A common stock on the date of grant and vest pro rata over a five-year period. Each option expires on the earlier of (i) the date the non-employee director ceases to be a director of the Company, if for any reason other than due to death, disability or retirement, or (ii) three years from the date the non-employee director ceases to be a director of the Company due to death, disability or retirement. 350,000 shares of Class A common stock are reserved for issuance under the Directors' Stock Incentive Plan. As of December 31, 2000, 109,026 options had been granted to directors at a weighted-average exercise price of $25.20. None of the options granted to the directors have been exercised. At December 31, 2000, approximately 241,000 shares were available for future grants under the Directors' Stock Incentive Plan.

    Beginning in 1999, stock options granted to non-employee directors were granted under the Amended Plan. In 2000 and 1999, 54,543 and 24,000 options were granted to directors at weighted-average exercise prices of $30.79 and $62.59, respectively. These amounts are included in the previous stock options outstanding table. None of these options have been exercised.

    Certain officers and key employees of the Company have been awarded deferred shares of the Company's Class A common stock ("Company Career Equity Shares"). The Company Career Equity Shares are issued upon the individual's retirement from the Company. During 2000, 1,066 of these shares were issued and 5,057 were canceled. At December 31, 2000 and 1999, 3,609 and 7,600 shares of the Company Career Equity Shares were outstanding, respectively.

    In connection with the payment of the $675 million dividend on February 18, 2000, the Company adjusted the terms of its outstanding employee stock option plans such that the exercise price per share of each option was reduced, and the number of options held by each employee was increased, such that

                           SABRE HOLDINGS CORPORATION

13. OPTIONS AND OTHER STOCK-BASED AWARDS (CONTINUED) the aggregate intrinsic value of each employee's option holdings was the same before and after the effect of the payment of the dividend on the Company's stock price. Because the adjustment to the option terms was done in accordance with Emerging Issues Task Force Consensus No. 90-9, "Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring," no compensation expense was recorded by the Company. The weighted-average exercise prices included in the schedules above, for stock options granted prior to the payment of the dividend have not been adjusted for the effects of the dividend.

    The Company sponsors an Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees to purchase Class A common stock at a discount from the market price of such stock. From January 1997 through June 2000, participating employees could purchase the stock on a monthly basis at 85% of the market price at the beginning or the end of each monthly offering period, whichever was lower. Participating employees were limited to an aggregate maximum purchase price of either 1% or 2% of the employee's annual compensation, subject to certain limitations. The ESPP was amended July 1, 2000 to allow participating employees to purchase stock on a semiannual basis at 85% of the lower of the market price of the stock at the beginning or the end of a six month period. In addition, the amended ESPP allows participating employees to purchase stock up to an aggregate maximum purchase price of 10% of the employee's annual compensation, subject to certain limitations. 2,000,000 shares of Class A common stock have been reserved for issuance under the ESPP. Approximately 57,000, 59,000 and 54,000 shares were issued under the ESPP during 2000, 1999 and 1998, respectively, and approximately 1,800,000 shares remain available for future purchases at December 31, 2000.

    For other stock-based awards, a committee established by the Board of Directors determines the eligible persons to whom awards will be made, the times at which the awards will be made, the number of shares to be awarded, the price, if any, to be paid by the recipient and all other terms and conditions of the award.

    As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options and stock-based awards under the fair value method set forth in Statement No. 123. The fair value for the stock options granted by the Company to officers and key employees of the Company after January 1, 1995 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.65% to 6.51% for 2000, 4.65% to 6.22% for 1999 and 5.45% to
5.67% for 1998, a dividend yield of 0%, a volatility factor of the expected market price of the Company's Class A common stock of 0.40 for 2000, 0.39 for 1999 and 0.32 for 1998; and a weighted-average expected life of the options granted of 4.5 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                           SABRE HOLDINGS CORPORATION

13. OPTIONS AND OTHER STOCK-BASED AWARDS (CONTINUED)
    For purposes of the pro forma disclosures, the estimated fair value of the options and stock-based awards is amortized to expense over the vesting period. The Company's pro forma information unadjusted for discontinued operations is as follows (in thousands, except per share amounts):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Net earnings:
  As reported...............................................  $144,052   $331,907   $231,941
                                                              ========   ========   ========
  Pro forma.................................................  $134,066   $326,788   $228,672
                                                              ========   ========   ========
Earnings per common share, as reported:
  Basic.....................................................  $   1.11   $   2.56   $   1.78
                                                              ========   ========   ========
  Diluted...................................................  $   1.11   $   2.54   $   1.78
                                                              ========   ========   ========
Earnings per common share, pro forma:
  Basic.....................................................  $   1.04   $   2.52   $   1.76
                                                              ========   ========   ========
  Diluted...................................................  $   1.03   $   2.50   $   1.75
                                                              ========   ========   ========

                           SABRE HOLDINGS CORPORATION

14. EARNINGS PER SHARE

    Basic earnings per share excludes any dilutive effect of options, warrants and other stock-based awards. The number of shares used in the diluted earnings per share calculations includes the dilutive effect of stock options, and restricted and career equity shares.

    The following table reconciles weighted average shares used in computing basic and diluted earnings per common share (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Denominator:
Denominator for basic earnings per common
  share--weighted-average shares............................  129,198    129,574    129,943
Dilutive effect of stock awards and options.................      643      1,081        578
                                                              -------    -------    -------
Denominator for diluted earnings per common share--adjusted
  weighted-average shares...................................  129,841    130,655    130,521
                                                              =======    =======    =======

    For additional information regarding stock awards and options, see Note 13.

    Options to purchase approximately 8,280,000; 3,130,000 and 2,470,000 weighted-average shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were excluded from the computation of diluted earnings per share because the effect would be antidilutive.

15. SEGMENT REPORTING

    Prior to the divestiture of its outsourcing business (Note 2), the Company had four reportable segments: Travel Marketing and Distribution, Travelocity.com, GetThere, and Outsourcing and Software Solutions. Subsequent to the divestiture, the Company has redefined its Outsourcing and Software Solutions segment as the Airlines and Emerging Businesses segment. The segment information presented below is based on the new segment definition for all periods presented.

    The Travel Marketing and Distribution segment distributes travel services to travel agencies ("subscribers"). Through the Company's global distribution system, subscribers can access information about and book reservations with airlines and other providers of travel and travel-related products and services. The Travelocity.com segment distributes travel services to individual consumers. Through the Travelocity.com Web site, individual consumers can compare prices, make travel reservations and obtain destination information online. GetThere distributes travel services on-line directly to businesses. GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services and powers online travel sites for leading airlines. The Airline Solutions and Emerging Businesses segment primarily provides software development and consulting solutions and other products and services to airlines and other travel providers.

    The Company's reportable segments are strategic business units that offer different products and services and are managed separately because each business requires different market strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for intersegment transactions as if the transactions were to third parties, that is, at estimated current market prices. Intersegment transactions are recorded as expense offsets and are not included in segment revenues.

                           SABRE HOLDINGS CORPORATION

15. SEGMENT REPORTING (CONTINUED)
    Personnel and related costs for the corporate headquarters, certain legal and professional fees and other corporate charges are allocated to the segments through a management fee based primarily on usage. Depreciation expense on the corporate headquarters buildings and related facilities costs are allocated to the segments through a facility fee based on headcount. The related assets are not allocated to the segments. Other assets not allocated to the segments include cash, marketable securities and deferred tax assets. Benefits expense, including pension expense, postretirement benefits, medical insurance and workers' compensation, are allocated to the segments based on headcount. Unallocated corporate expenses include depreciation expense and other costs associated with the corporate headquarters buildings, net of facility fees allocated to the reportable segments and affiliated companies, expenses related to the Spin-off and certain other corporate charges maintained at the corporate level.

                           SABRE HOLDINGS CORPORATION

15. SEGMENT REPORTING (CONTINUED)
    The segment information is presented on a basis that excludes certain special items that are summarized below, except where noted. This presentation is consistent with the manner in which the Company's management assesses the operating performance of its business segments.

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Revenues from external customers:
  Travel marketing and distribution......................  $1,585,762   $1,420,693   $1,302,344
  Travelocity.com........................................     144,261       40,305       13,564
  GetThere...............................................      11,991        2,165           --
  Airline solutions and emerging businesses..............     177,871      217,767      236,083
                                                           ----------   ----------   ----------
    Total external revenues..............................  $1,919,885   $1,680,930   $1,551,991
                                                           ==========   ==========   ==========
Intersegment revenues:
  Travel marketing and distribution......................  $   16,249   $  (23,882)  $   (8,524)
  Travelocity.com........................................      48,409       23,882        8,524
  GetThere...............................................          --           --           --
  Airline solutions and emerging businesses..............       3,046           --           --
                                                           ----------   ----------   ----------
    Total intersegment revenues..........................  $   67,704   $       --   $       --
                                                           ==========   ==========   ==========
Equity in net income of equity method investees:
  Travel marketing and distribution......................  $   20,849   $   18,037   $    8,887
                                                           ==========   ==========   ==========
Total consolidated revenues:
  Travel marketing and distribution......................  $1,622,860   $1,414,848   $1,302,707
  Travelocity.com........................................     192,670       64,187       22,088
  GetThere...............................................      11,991        2,165           --
  Airline solutions and emerging businesses..............     180,917      217,767      236,083
  Elimination of intersegment revenues...................     (67,704)          --           --
                                                           ----------   ----------   ----------
    Total consolidated revenues..........................  $1,940,734   $1,698,967   $1,560,878
                                                           ==========   ==========   ==========
Segment operating income (loss) from continuing
  operations, excluding special items:
  Travel marketing and distribution......................  $  408,406   $  367,957   $  306,088
  Travelocity.com........................................     (43,502)     (22,578)     (22,729)
  GetThere...............................................     (36,705)     (21,565)          --
  Airline solutions and emerging businesses..............     (18,088)     (12,068)       9,966
  Net corporate allocations..............................      (1,894)      (4,042)       2,880
                                                           ----------   ----------   ----------
    Total segment operating income (loss) from continuing
      operations excluding special items:................  $  308,217   $  307,704   $  296,205
                                                           ==========   ==========   ==========

                           SABRE HOLDINGS CORPORATION

15. SEGMENT REPORTING (CONTINUED)

    A summary of the special items and reconciliation to consolidated operating income from continuing operations is set forth below (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Travel Marketing and Distribution:
  Goodwill and other intangibles amortization...............  $  4,207   $     --   $     --
  Stock compensation........................................       527         --         --
  Severance expense.........................................     4,055        603         --
                                                              --------   --------   --------
    Total Travel Marketing and Distribution.................     8,789        603         --
                                                              ========   ========   ========
Travelocity.com:
  Goodwill and other intangibles amortization...............    67,996         --         --
  Stock compensation........................................     2,556         --         --
                                                              --------   --------   --------
    Total Travelocity.com...................................    70,552         --         --
                                                              --------   --------   --------
GetThere:
  Goodwill and other intangibles amortization...............    37,216         --         --
  Stock compensation........................................     1,665         --         --
  Integration expenses......................................       549         --         --
                                                              --------   --------   --------
    Total GetThere..........................................    39,430         --         --
                                                              --------   --------   --------
Airline Solutions and Emerging Businesses:
  Severance expenses........................................     3,153      1,682         --
                                                              --------   --------   --------
    Total Airline Solutions and Emerging Businesses.........     3,153      1,682         --
                                                              --------   --------   --------
Corporate:
  Expenses related to spin off from AMR.....................    12,548         --         --
  Severance expenses........................................       963         --         --
                                                              --------   --------   --------
    Total Corporate.........................................    13,511         --         --
                                                              --------   --------   --------
    Total special items.....................................  $135,435   $  2,285   $     --
                                                              ========   ========   ========
Operating income (loss) from continuing operations including special items:
  Travel Marketing and Distribution.........................  $399,617   $367,354   $306,088
  Travelocity.com...........................................  (114,054)   (22,578)   (22,729)
  GetThere..................................................   (76,135)   (21,565)        --
  Airline Solutions and Emerging Businesses.................   (21,241)   (13,750)     9,966
  Unallocated corporate expenses............................   (15,405)    (4,042)     2,880
                                                              --------   --------   --------
    Total consolidated operating income from continuing
      operations............................................  $172,782   $305,419   $296,205
                                                              ========   ========   ========

                           SABRE HOLDINGS CORPORATION

15. SEGMENT REPORTING (CONTINUED)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Depreciation and amortization included in income from
  continuing operations:
  Travel marketing and distribution.........................  $110,699   $123,268   $124,475
  Travelocity.com...........................................    82,348      2,833      2,412
  GetThere..................................................    38,758      5,018      5,810
  Airline solutions and emerging businesses.................    22,826     20,544      6,382
  Unallocated depreciation and amortization.................    17,296     23,553     20,255
                                                              --------   --------   --------
    Total consolidated depreciation and amortization
      included in income from continuing operations.........  $271,927   $175,216   $159,334
                                                              ========   ========   ========
Amortization of goodwill and intangible assets included in
  income from continuing operations, including special
  items:
  Travel marketing and distribution.........................  $  4,207   $     --   $     --
  Travelocity.com...........................................    67,996         --         --
  GetThere..................................................    37,216         --         --
                                                              --------   --------   --------
    Total amortization of goodwill and intangible assets
      included in income from continuing operations.........  $109,419   $     --   $     --
                                                              ========   ========   ========

    Segment assets as presented below have not been revised for the effects of the sale of the Outsourcing Business (Note 2). Assets sold to EDS totaling approximately $519 million at December 31, 2000 are included in the table below. Service contract equipment sold to EDS totaling approximately $220 million, net of accumulated depreciation, is included in the December 31, 2000 assets of the Travel Marketing and Distribution segment. Segment assets totaling approximately $300 million relating to the Outsourcing Business are included in the assets of the Airline Solutions and Emerging Businesses segment at December 31, 2000.

                                                                       DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Segment assets:
  Travel marketing and distribution......................  $  459,483   $  546,971   $  598,972
  Travelocity.com........................................     370,205        9,606       10,970
  GetThere...............................................     684,810        2,400        6,927
  Airline solutions and emerging businesses..............     543,907      434,273      501,882
  Unallocated cash and investments.......................     145,036      611,126      537,710
  Unallocated corporate headquarters and other...........     446,913      346,835      270,356
                                                           ----------   ----------   ----------
    Total consolidated assets............................  $2,650,354   $1,951,211   $1,926,817
                                                           ==========   ==========   ==========

                           SABRE HOLDINGS CORPORATION

15. SEGMENT REPORTING (CONTINUED)
    Capital expenditures, as presented in the table below, have not been revised for the effects of the sale of the Outsourcing Business.

                                                                 YEAR ENDING DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Capital expenditures for segment assets:
  Travel marketing and distribution.........................  $ 78,567   $ 67,466   $ 96,908
  Travelocity.com...........................................    11,755        522      2,346
  GetThere..................................................     1,341        491         85
  Airline solutions and emerging businesses.................    81,876     62,057    186,475
  Unallocated capital expenditures..........................    16,587     37,427     34,217
                                                              --------   --------   --------
    Total capital expenditures..............................  $190,126   $167,963   $320,031
                                                              ========   ========   ========

    The Company's revenues from continuing operations and long-lived assets, including goodwill and intangible assets, by geographic region are summarized below (in thousands). Revenues from continuing operations are attributed to countries based on the location of the customer.

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Revenues from continuing operations:
  United States..........................................  $1,436,731   $1,147,597   $1,053,134
  Foreign................................................     504,003      551,370      507,744
                                                           ----------   ----------   ----------
    Total................................................  $1,940,734   $1,698,967   $1,560,878
                                                           ==========   ==========   ==========

    Long-lived assets as presented below have not been revised for the effects of the divestiture of the outsourcing business. Long-lived assets sold to EDS totaling approximately $488 million at December 31, 2000 are included in the table below. These assets are primarily located in the United States.

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
United States............................................  $1,681,641   $  754,201   $  758,224
Singapore................................................     145,606      145,586      143,496
Other foreign............................................     130,139       75,000       80,693
                                                           ----------   ----------   ----------
  Total..................................................  $1,957,386   $  974,787   $  982,413
                                                           ==========   ==========   ==========

                           SABRE HOLDINGS CORPORATION

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2000 and 1999 (in thousands except per share data):

                                                       FIRST      SECOND     THIRD      FOURTH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
2000
----------------------------------------------------
Revenues............................................  $479,142   $501,377   $495,596   $464,619
Operating income (loss).............................    76,271     74,864     60,781    (39,134)
Income (loss) from continuing operations............    49,358     47,532     39,987    (40,772)
Income from discontinued operations, net............    16,258     15,876      4,428     11,385
Net earnings (loss).................................    65,616     63,408     44,415    (29,387)
Earnings per common share--basic:
  Income (loss) from continuing operations..........  $    .38   $    .37   $    .31   $   (.32)
  Income from discontinued operations, net..........  $    .13   $    .12   $    .03   $    .09
  Net earnings (loss)...............................  $    .51   $    .49   $    .34   $   (.23)
Earnings (loss) per common share--diluted:
  Income (loss) from continuing operations..........  $    .38   $    .37   $    .31   $   (.32)
  Income from discontinued operations, net..........  $    .10   $    .09   $    .03   $    .09
  Net earnings (loss)...............................  $    .48   $    .46   $    .34   $   (.23)

1999
----------------------------------------------------
Revenues............................................  $439,052   $446,267   $435,110   $378,538
Operating income....................................    91,502     96,447     78,669     38,801
Income from continuing operations...................    80,030     63,746     52,575     94,132
Income (loss) from discontinued operations, net.....    12,699       (307)    25,912      3,120
Net earnings........................................    92,729     63,439     78,487     97,252
Earnings per common share--basic:
  Income from continuing operations.................  $    .61   $    .49   $    .41   $    .73
  Income from discontinued operations, net..........  $    .10   $    .00   $    .20   $    .02
  Net earnings......................................  $    .71   $    .49   $    .61   $    .75
Earnings per common share--diluted:
  Income from continuing operations.................  $    .61   $    .48   $    .40   $    .73
  Income from discontinued operations, net..........  $    .10   $    .00   $    .15   $    .02
  Net earnings......................................  $    .71   $    .48   $    .55   $    .75

    The travel industry is seasonal in nature. Bookings, and thus booking fees charged for the use of the SABRE system, decrease significantly each year in the fourth quarter, primarily in December.

    The Company recorded expenses associated with the separation of the Company from AMR of approximately $13 million in the first quarter of 2000.

    The Company recorded amortization expense in continuing operations on goodwill and intangible assets acquired as a result of the strategic acquisitions consummated during 2000 of approximately $5 million, $21 million, $22 million and $64 million for the four quarters of 2000, respectively
(Note 5).

    During the third quarter of 2000, the Company recorded approximately
$8 million in severance expenses related to the reduction in its work force in continuing operations.

                           SABRE HOLDINGS CORPORATION

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
    The Company recognized a gain included in continuing operations of approximately $35 million during the first quarter of 1999 and approximately $103 million during the fourth quarter of 1999 related to the liquidation of Equant depository certificates held by American for the economic benefit of the Company (see Note 6).

    During the third quarter of 1999, the Company recorded approximately
$2 million in severance expenses related to the reduction in its work force in continuing operations.

    During the fourth quarter of 1999, the Company reversed a liability of approximately $7 million related to a cost savings guarantee in the fifth year of the Marketing Cooperation Agreement with American based on projected cost savings.

                           SABRE HOLDINGS CORPORATION
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

EDS TRANSACTION AND REPAYMENT OF BORROWINGS

    On March 14, 2001 Sabre Holdings Corporation and its wholly-owned subsidiary Sabre Inc. (collectively, the "Company") entered into agreements with Electronic Data Systems Corporation ("EDS") which provide for (i) the sale of the Company's information technology outsourcing business and information technology ("IT") infrastructure assets and associated real estate to EDS (the "Asset Purchase Agreement"), (ii) a 10-year contract with EDS to manage the Company's IT systems (the "IT Outsourcing Agreement"), and (iii) agreements between the Company and EDS to jointly market IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The Company filed a
Form 8-K dated April 19, 2001, reporting the transaction.

    Effective on July 1, 2001, the Company and EDS completed the sale of the Company's infrastructure outsourcing contracts, Web hosting contracts, and IT infrastructure assets and related real estate to EDS for approximately
$661 million in cash, pursuant to the Asset Purchase Agreement. The Company also retains net working capital of approximately $112 million. Up to approximately $31 million of the sale proceeds is contingently refundable to EDS based, in part, upon the amount of revenues received by EDS from US Airways under an outsourcing contract during the 30 months following the close of the EDS transaction. In addition, the Company may receive aggregate additional payments from EDS for these assets ranging from $6 million to $25 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under certain other airline outsourcing contracts. On July 2, 2001, the Company repaid
$710 million of existing short-term borrowings using proceeds from the EDS transaction and existing cash. On July 20, 2001, the Company repaid $70 million of borrowings under its revolving credit facility using existing cash.

ACQUISITION OF GETTHERE INC.

    On October 17, 2000, the Company completed its acquisition of GetThere Inc. ("GetThere"), pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated August 28, 2000. Each outstanding share of GetThere common stock was purchased or converted into the right to receive $17.75 per share pursuant to the Merger Agreement. The Company accounted for the acquisition using the purchase method of accounting.

    The Company purchased GetThere for a total purchase price of approximately $781 million, consisting of $683 million in cash, $89 million related to the assumption of GetThere stock options, restricted stock and warrants and $9 million in transaction costs.

    The acquisition was funded by borrowings by the Company under a Bridge Credit Agreement dated as of October 10, 2000 with Banc of America Securities LLC, as Co-Lead Arranger, Joint Book Manager and Administrative Agent, Goldman Sachs Credit Partners L.P., as Co-Lead Arranger, Joint Book Manager and Syndication Agent, Morgan Stanley Senior Funding, Inc., as Documentation and the lenders party thereto (the "Bridge Lenders"). Pursuant to the terms of the Bridge Credit Agreement, the Bridge Lenders made available to the Company an $865 million unsecured revolving credit facility (the "Bridge Facility"). Proceeds of the Bridge Facility were used for funding the purchase of GetThere Common Stock and repayment of the Company's existing $200 million Bridge Loan Promissory Note dated August 4, 2000. Borrowings of $710 million under the Bridge Facility were repaid on July 2, 2001 using proceeds from the sale of the Company's infrastructure outsourcing business to EDS and existing cash.

ISSUANCE OF NOTES

    The Company is planning to issue approximately $300 million of notes.
$79 million of the proceeds would be used to retire borrowings under the Company's revolving credit facility, with the remainder to be used for general corporate purposes.

PRO FORMA FINANCIAL STATEMENTS

    The following unaudited pro forma condensed consolidated balance sheet gives effect to (i) the sale of the information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS,
(ii) the use of $661 million of the cash proceeds from the EDS transaction, $49 million of existing cash on July 2, 2001 and $70 million of existing cash on July 20, 2001 to retire $780 million of the Company's outstanding debt, and
(iii) the expected issuance of $300 million principal amount of the notes pursuant to the offering described elsewhere in this prospectus supplement, and the use of $79 million of the proceeds of such issuance to repay borrowings under the revolving credit facility, as if all of the foregoing transactions had occurred on March 31, 2001. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2001 reflect these transactions as if they had occurred on January 1, 2001.

    The following unaudited pro forma condensed consolidated statement of operations for the year ending December 31, 2000 gives effect to (i) the acquisition of GetThere, (ii) the sale of the information technology outsourcing business and IT infrastructure assets and associated real estate to EDS,
(iii) the use of the cash proceeds from the EDS transaction, $49 million of existing cash on July 2, 2001 and $70 million of existing cash on July 20, 2001 to retire $780 million of the Company's outstanding debt, and (iv) the expected issuance of $300 million principal amount of notes, and the use of $79 million of the proceeds of such issuance to repay borrowings under the revolving credit facility, as if all of the foregoing transactions had occurred on January 1, 2000. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2000 is based on the statement of operations of the Company for the year ended December 31, 2000, and the results of operations of GetThere for the pro forma nine month period ended July 31, 2000. The results of operations of GetThere for the pro forma nine month period ended July 31, 2000 were derived from the results of operations of GetThere for the year ended January 31, 2000, the nine months ended October 31, 1999 and the six months ended July 31, 2000. Differences resulting from the combination of different fiscal periods would not have a significant impact on the pro forma combined results of operations.

    The unaudited pro forma condensed consolidated financial statements do not reflect anticipated future savings from the IT Outsourcing Agreement and revenue the Company expects to earn under the Marketing Agreements with EDS. The statements also do not reflect the impact on continuing operations of general and administrative costs which historically have been allocated to the discontinued operations, but which will not be eliminated as a result of the transaction.

    For purposes of this presentation, unaudited pro forma adjustments have been made to the historical financial statements to provide information as to how these transactions might have affected the results of the Company. The pro forma information does not purport to be indicative of the results that would have occurred had the transactions actually been in effect for these periods, or of results that may occur in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company included elsewhere in this prospectus supplement and the historical financial statements of GetThere Inc. as included in the Company's Current Report on Form 8-K filed on July 27, 2001.

                           SABRE HOLDINGS CORPORATION
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                        PRO FORMA
                                                                       ADJUSTMENTS
                                                         HISTORICAL     (NOTE 1)      PRO FORMA
                                                         ----------   -------------   ----------
ASSETS
CURRENT ASSETS
  Cash and marketable securities.......................  $  227,900   $660,772   (a)  $  329,672
                                                                      (710,000)  (b)
                                                                       (70,000)  (c)
                                                                       221,000   (e)
  Accounts receivable, net.............................     538,661                      538,661
  Prepaid expenses.....................................      92,647    (38,811)  (a)      53,836
  Deferred income taxes................................      18,434                       18,434
                                                         ----------   ---------       ----------
    Total current assets...............................     877,642     62,961           940,603
Property and equipment.................................     545,699   (317,306)  (a)     228,393
Investments in joint ventures..........................     161,977                      161,977
Goodwill and intangible assets, net....................     871,880                      871,880
Deferred income taxes..................................          --     41,814   (d)      41,814
Other assets, net......................................     365,207   (165,255)  (a)     199,952
                                                         ----------   ---------       ----------
    TOTAL ASSETS.......................................  $2,822,405   $(377,786)      $2,444,619
                                                         ==========   =========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.....................................  $  214,674                   $  214,674
  Notes payable........................................     710,000   $(710,000)  (b)         --
  Other accrued liabilities............................     339,667     94,814   (a)     528,026
                                                                        93,545   (d)
                                                         ----------   ---------       ----------
    Total current liabilities..........................   1,264,341   (521,641)          742,700
Deferred income taxes..................................      51,731    (93,545)  (d)          --
                                                                        41,814   (d)
Pensions and other postretirement benefits.............     115,551     (8,468)  (a)     107,083
Notes payable..........................................     149,000    (70,000)  (c)     300,000
                                                                       221,000   (e)
Other liabilities......................................      63,487     31,000   (a)      94,487
Minority interest......................................     230,510                      230,510
Commitments and contingencies
STOCKHOLDERS' EQUITY
  Common stock.........................................       1,322                        1,322
  Additional paid-in capital...........................     736,240                      736,240
  Retained earnings....................................     213,312     22,054   (a)     235,366
  Accumulated other comprehensive income...............      (2,674)                      (2,674)
  Less treasury stock at cost..........................        (415)                        (415)
                                                         ----------   ---------       ----------
    Total stockholders' equity.........................     947,785     22,054           969,839
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........  $2,822,405   $(377,786)      $2,444,619
                                                         ==========   =========       ==========

See accompanying notes.

                           SABRE HOLDINGS CORPORATION
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        PRO FORMA
                                                                       ADJUSTMENTS
                                                         HISTORICAL     (NOTE 2)      PRO FORMA
                                                         ----------   -------------   ----------
REVENUES...............................................  $  573,414                   $  573,414
OPERATING EXPENSES
  Cost of revenues.....................................     362,858                      362,858
  Selling, general and administrative..................     101,195                      101,195
  Amortization of goodwill and Intangible assets.......      64,500                       64,500
                                                         ----------                   ----------
    Total operating expenses...........................     528,553                      528,553
                                                         ----------                   ----------
OPERATING INCOME (LOSS)................................      44,861                       44,861
OTHER INCOME (EXPENSE)
  Interest income......................................       3,521                        3,521
  Interest expense.....................................     (16,193)  $ 11,399   (a)      (8,357)
                                                                        (3,563)  (b)
  Other--net...........................................      (9,708)                      (9,708)
                                                         ----------   ---------       ----------
    Total other income (expense).......................     (22,380)     7,836           (14,544)
MINORITY INTEREST......................................       7,787                        7,787
                                                         ----------   ---------       ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES................................................      30,268      7,836            38,104
Provision for income taxes.............................      29,855      2,997   (c)      32,582
                                                         ----------   ---------       ----------
INCOME FROM CONTINUING OPERATIONS......................  $      413   $  4,839        $    5,252
                                                         ==========   =========       ==========
Basic earnings per common share from continuing
  operations...........................................  $      .00                   $      .04
                                                         ==========                   ==========
Diluted earnings per common share from continuing
  operations...........................................  $      .00                   $      .04
                                                         ==========                   ==========
Weighted average shares used in basic per share
  calculations.........................................     130,847                      130,847
                                                         ==========                   ==========
Weighted average shares used in diluted per share
  calculations.........................................     133,358                      133,358
                                                         ==========                   ==========

See accompanying notes.

                           SABRE HOLDINGS CORPORATION
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   PRO FORMA
                                                                                  ADJUSTMENTS
                                                                                    FOR EDS,
                                  THE COMPANY    GETTHERE INC.    GETTHERE INC.   CERTAIN DEBT
                                   YEAR ENDED     NINE MONTHS       PURCHASE        PAYMENTS
                                  DECEMBER 31,   ENDED JULY 31,    ACCOUNTING     AND THE DEBT
                                      2000            2000         ADJUSTMENTS      OFFERING
                                   HISTORICAL      HISTORICAL       (NOTE 3)        (NOTE 3)     PRO FORMA
                                  ------------   --------------   -------------   ------------   ----------
REVENUES........................   $1,940,734        $ 19,906                                    $1,960,640
OPERATING EXPENSES
  Cost of revenues..............    1,317,041          19,321       $   3,546(a)                  1,339,908
  Selling, general and
    administrative..............      341,492          38,220           1,448(a)                    381,160
  Amortization of goodwill and
    intangible assets...........      109,419           2,745         125,260(b)                    237,424
                                   ----------        --------       ---------                    ----------
    Total operating expenses....    1,767,952          60,286         130,254                     1,958,492
                                   ----------        --------       ---------                    ----------
OPERATING INCOME (LOSS).........      172,782         (40,380)       (130,254)                        2,148
OTHER INCOME (EXPENSE)
  Interest income...............       16,248           5,720                                        21,968
  Interest expense..............      (31,686)             --         (27,361)(c)   $35,047(e)      (24,000)
  Other--net....................        1,490            (431)                                        1,059
                                   ----------        --------       ---------       -------      ----------
    Total other income
      (expense).................      (13,948)          5,289         (27,361)       35,047            (973)
MINORITY INTEREST...............       30,754              --                                        30,754
                                   ----------        --------       ---------       -------      ----------
INCOME FROM CONTINUING
  OPERATIONS BEFORE PROVISION
  FOR INCOME TAXES..............      189,588         (35,091)       (157,615)       35,047          31,929
Provision for income taxes......       93,483              --         (37,102)(d)    13,405(f)       69,786
                                   ----------        --------       ---------       -------      ----------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS....................   $   96,105        $(35,091)      $(120,513)      $21,642      $  (37,857)
                                   ==========        ========       =========       =======      ==========
Basic earnings (loss) per common
  share from continuing
  operations....................   $     0.74                                                    $    (0.29)
                                   ==========                                                    ==========
Diluted earnings (loss) per
  common share from continuing
  operations....................   $     0.74                                                    $    (0.29)
                                   ==========                                                    ==========
Weighted average shares used in
  basic per share
  calculations..................      129,198                                                       129,198
                                   ==========                                                    ==========
Weighted average shares used in
  diluted per share
  calculations..................      129,841                                                       129,198
                                   ==========                                                    ==========

See accompanying notes.

                           SABRE HOLDINGS CORPORATION
    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

    The accompanying unaudited pro forma condensed consolidated balance sheet assumes the proposed sale of the Company's information technology outsourcing business and information technology infrastructure assets and associated real estate occurred on March 31, 2001 and reflects the following pro forma adjustments:

a. To record the proposed sale of the infrastructure outsourcing business to EDS as follows:

Cash proceeds from the sale.................................  $ 660,772
Less contingent note........................................    (31,000)
Book value of the net assets of the discontinued
  operations................................................   (521,372)
Liabilities assumed by EDS..................................      2,011
Estimated transaction costs.................................    (74,696)
Income taxes................................................    (13,661)
                                                              ---------
Pro forma gain as of March 31, 2001, net of income taxes....  $  22,054
                                                              =========

    Estimated transaction costs include approximately $35 million in professional fees, $16 million for lease obligations for facilities that will no longer be utilized, $16 million in adjustments to employee related liabilities resulting from the transaction and $8 million in other costs.

    The amount of the gain to be recorded upon closing of the transaction with EDS will differ from the pro forma gain above due to changes in the net book value of assets and refinement of estimated costs associated with the transaction.

b. To record the retirement of existing debt of the Company with the proceeds from the sale to EDS and existing cash. Terms of the Bridge Credit Agreement require a payment to be made with the proceeds of the sale of a significant portion of the Company's assets. Accordingly, the debt was fully repaid on July 2, 2001.

c. To record the retirement of $70 million of borrowings under the Company's revolving credit facility.

d. To reclassify deferred income tax liabilities to current income taxes payable and deferred tax assets resulting principally from the sale of certain assets to EDS which will not be deductible for income tax purposes in the current year.

e. To record the expected issuance of $300 million in debt resulting from the offering of the notes and the application of $79 million of the proceeds to repay borrowings under the Company's credit facility, with the remainder retained as cash.

2. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001

    The accompanying unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2001 gives effect to the use of the cash proceeds from the sale of the Company's information technology outsourcing business and information technology infrastructure assets and associated real estate, proceeds from the expected issuance of $300 million principal amount

                           SABRE HOLDINGS CORPORATION
    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

2. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 (CONTINUED)
of the notes and existing cash to repay the Company's outstanding debt as if all such transactions had occurred on January 1, 2001, and reflects the following pro forma adjustments:

a. To record the reduction in interest expense from the application of proceeds from the EDS transaction and existing cash to retire outstanding debt.

b. To record an additional $6 million of interest expense resulting from the expected issuance of the $300 million principal amount of notes pursuant to the offering, partially offset by a $2.4 million reduction in interest expense resulting from the retirement of the $149 million of borrowings under the Company's revolving credit facility. Interest on the $300 million principal amount of the notes issued has been calculated using an interest rate of 8%. For each 1/8 of 1% increase in the interest rate, the impact would be an increase in annual interest expense of approximately $375,000.

c. To adjust the provision for income taxes related to continuing operations to reflect the impact of the adjustments a. and b. above.

    The unaudited pro forma condensed consolidated financial statements do not reflect anticipated future savings from the IT Outsourcing Agreement and revenue the Company will earn under the Marketing Agreement with EDS as these amounts are not estimable. The statements also do not reflect the impact on continuing operations of selling, general and administrative costs which historically have been allocated to the discontinued operations, but which may still be incurred as part of continuing operations in the future. This amount is currently not estimable.

3. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000

    The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2000 gives effect to (i) the acquisition of GetThere Inc., (ii) the sale of the information technology outsourcing business and information technology infrastructure assets and associated real estate to EDS, (iii) the use of the cash proceeds from the EDS transaction and existing cash to retire $780 million of outstanding debt, and
(iv) the expected issuance of $300 million principal amount of the notes pursuant to the offering and the use of $79 million of the proceeds of such issuance to retire the outstanding balance under the revolving credit facility as if all of the foregoing transactions had occurred on January 1, 2000, and reflects the following pro forma adjustments:

a. To record amortization of unearned stock compensation expense as a result of the assumption of unvested restricted stock and stock options in connection with the acquisition of GetThere.

b. To reverse amortization of goodwill and intangible assets recorded by GetThere and to record amortization of goodwill and intangible assets resulting from the acquisition over lives ranging from two to four years.

c. To record interest expense on the additional debt incurred to fund the acquisition of GetThere.

d. To adjust the provision for income taxes related to continuing operations to reflect the impact of adjustments a., b. and c.

e. To record $24.0 million of interest expense resulting from the expected issuance of $300 million principal amount of the notes pursuant to the offering, offset by a $59.0 million reduction in

                           SABRE HOLDINGS CORPORATION
    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

3. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (CONTINUED)
    interest expense resulting from the retirement of the Company's existing borrowings. Interest on the $300 million principal amount of notes issued has been calculated using an interest rate of 8%. For each 1/8 of 1% increase in the interest rate, the impact would be an increase in annual interest expense of approximately $375,000.

f. To adjust the provision for income taxes related to continuing operations to reflect the impact of adjustment e. above.

    The unaudited pro forma condensed consolidated financial statements do not reflect anticipated future savings from the IT Outsourcing Agreement and revenue the Company will earn under the Marketing Agreement with EDS as these amounts are not estimable. The statements also do not reflect the impact on continuing operations of selling, general and administrative costs which historically have been allocated to the discontinued operations, but may still be incurred as part of continuing operations in the future. This amount is currently not estimable.

PROSPECTUS

                           SABRE HOLDINGS CORPORATION
                     CLASS A COMMON STOCK, PREFERRED STOCK,
                   WARRANTS TO PURCHASE CLASS A COMMON STOCK,
                STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS,
                              DEBT SECURITIES AND
                      WARRANTS TO PURCHASE DEBT SECURITIES

                                ----------------

    Through this prospectus, we may periodically offer:

    - shares of our Class A common stock;

    - shares of our preferred stock;

    - warrants to purchase our Class A common stock;

    - contracts to purchase shares of our Class A common stock or preferred stock;

    - our debt securities;

    - warrants to purchase our debt securities; and/or

    - units consisting of contracts to purchase shares of our Class A common stock or preferred stock and our preferred stock or debt securities or U.S. treasury securities.

    The offering price of all securities issued under this prospectus may not exceed $750,000,000. We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities. You should read this prospectus and any prospectus supplement carefully before you invest in any of these securities.

    Our Class A common stock trades on the New York Stock Exchange under the symbol "TSG." We will list any shares of our Class A common stock sold under this prospectus on the New York Stock Exchange. If we decide to list or seek a quotation for any other securities, the prospectus supplement will disclose the exchange or market on which such securities will be listed or quoted.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

    Unless we specify otherwise, references in this prospectus to "Sabre," "we," "us" and "our" are to Sabre Holdings Corporation and its consolidated subsidiaries.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Sabre.......................................................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      4
Description of Capital Stock................................      4
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................     11
Description of Debt Securities..............................     11
Description of Warrants.....................................     19
Plan of Distribution........................................     20
Legal Matters...............................................     21
Experts.....................................................     21
Where You Can Find More Information.........................     22
Forward-Looking Statements..................................     22

                                     SABRE

GENERAL

    We are a global leader in information technology for the travel and transportation industries. Through our Sabre-TM- computer reservations system, we are a leader in the electronic distribution of travel. The Sabre system allows travel agencies, corporate travel departments and individual consumers to access information about and book reservations with airlines and other providers of travel and travel-related products and services. In addition, we are a leading provider of information technology solutions to the travel and transportation industries and fulfill substantially all of the data processing, network and distributed systems needs of American Airlines, Inc. and AMR Corporation's other subsidiaries, Canadian Airlines International, Ltd., US Airways, Inc. and other customers.

    We are a holding company incorporated in Delaware on June 25, 1996. As the result of a reorganization completed on July 2, 1996, we became the successor to the businesses of The Sabre Group which were formerly operated as divisions or subsidiaries of American Airlines or AMR. On October 17, 1996, we completed an initial public offering of 23,230,000 shares of our Class A common stock, representing approximately 17.8% of the economic interest of our outstanding common equity. As of December 31, 1999, AMR owned all 107,374,000 shares of our Class B Common Stock, representing approximately 82.7% of the economic interest and 98.0% of the combined voting power of all classes of our voting stock.

    On July 30, 1999, we changed our name from The Sabre Group Holdings, Inc. to our current name, Sabre Holdings Corporation.

RECENT DEVELOPMENTS

    On December 14, 1999, AMR announced its intention to distribute its entire ownership interest in us to its stockholders in a spin-off. On March 15, 2000, AMR exchanged all of its shares of our Class B common stock for an equal number of shares of our Class A common stock and then distributed those Class A shares to its stockholders in the form of a stock dividend. The IRS has ruled that the spin-off will be tax-free to us, AMR and AMR's stockholders. In connection with the spin-off, on February 18, 2000 we paid a one-time cash dividend of $675 million, or approximately $5.20 per share, to all stockholders of record as of the opening of regular trading on the New York Stock Exchange on February 15, 2000.

    On March 7, 2000, Travelocity.com, one of our operating units, completed its merger with Preview Travel, Inc., a publicly-traded company engaged in consumer direct travel distribution over the Internet. In connection with the merger, we contributed our Travelocity.com business and Preview Travel contributed its business to a partnership that will operate the combined businesses. We directly, and indirectly through our ownership interest in Travelocity.com, own approximately 70% of this partnership. Public stockholders own the remainder of the partnership through their interests in Travelocity.com. As a result of these transactions, Travelocity.com is now one of the leading online travel services.

                            ------------------------

    Our principal executive offices are located at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, and our telephone number is (817) 963-6400.

                                USE OF PROCEEDS

    Except as we may otherwise state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes, including the retirement of debt, additions to working capital, capital expenditures and for acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes and earnings from equity investees, plus fixed charges and the distributed income from equity investees. Fixed charges include interest costs and the estimated interest component of rent expense (one-third of rent expense under operating leases).

                                                          YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
Ratio of earnings to fixed charges........   18.80      11.78      10.48       7.95      16.77

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws and to any certificate of designations that we file with the SEC if we offer preferred stock under this prospectus. We have filed a copy of our certificate of incorporation as an exhibit to the registration statement of which this prospectus is part.

GENERAL

    Our authorized capital stock consists of

    - 250,000,000 shares of Class A common stock, par value $.01 per share,

    - 107,374,000 shares of Class B common stock, par value $.01 per share, and

    - 20,000,000 shares of preferred stock, par value $.01 per share.

As of March 31, 2000, 129,777,118 shares of our Class A common stock, no shares of our Class B common stock and no shares of our preferred stock were issued and outstanding. We have proposed to our stockholders that our certificate of incorporation be amended to remove the provisions that relate to our Class B common stock and the provisions governing the allocation of corporate opportunities and resolution of conflicts of interest among our company, AMR and our respective affiliates. We are also considering amending corresponding provisions in our bylaws. Accordingly, portions of the description of our common stock and charter and bylaw provisions below will no longer apply following the approval by our stockholders of the proposed charter amendments and the adoption of the proposed bylaw amendments. The charter amendments are described in detail in our preliminary proxy statement filed with the SEC in connection with our annual meeting of stockholders.

COMMON STOCK

    VOTING RIGHTS

    The holders of our Class A common stock and Class B common stock generally have identical rights except that holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders. Holders of shares of our Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors.

    Generally, all matters to be voted on by our stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all of our common stockholders, voting together as a single class, subject to any voting rights granted to any of the holders of our preferred stock. Except as the law may otherwise provide, and subject to any voting rights granted to holders of our preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of the combined voting power of all of our common stockholders, voting together as a single class. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of our Class A common stock or our Class B common stock in an adverse way also requires the approval of a majority of the votes entitled to be cast by that class, voting as a separate class. Nevertheless, any amendment to our certificate of incorporation to increase the authorized shares of any class or authorize the creation, authorization or issuance of any securities convertible into, or warrants or options to acquire, shares of that class requires the approval of the holders of a majority of our common stock, voting together as a single class.

    DIVIDENDS

    Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows:

    - shares of our Class A common stock may be paid only to holders of our Class A common stock and shares of our Class B common stock may be paid only to holders of our Class B common stock and

    - shares will be paid proportionally with respect to each outstanding share of our Class A common stock and our Class B common stock.

    OTHER RIGHTS

    On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders, regardless of class, are entitled to share ratably in any assets available for distribution to our common stockholders.

    No shares of either class of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

PREFERRED STOCK

    As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

    - the designation of the series;

    - the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

    - whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

    - the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

    - the redemption rights and price or prices, if any, for shares of the series;

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

    - the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

    - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

    - restrictions on the issuance of shares of the same series or of any other class or series; and

    - the voting rights, if any, of the holders of shares of that series.

    We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Our authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock outstanding, or in the amount of voting securities outstanding, of at least 20%.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors may decide to issue those shares based on its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of that stock.

BUSINESS COMBINATION STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law (referred to as the DGCL) which restricts certain business combinations between our company and an "interested stockholder" or its affiliates or associates for three years after the stockholder becomes an "interested stockholder." An "interested stockholder" is, in general, a stockholder that owns 15% or more of a corporation's outstanding voting stock. The restrictions do not apply if our board of directors approved the transaction that caused an interested stockholder to become an interested stockholder, our board of directors approves the transaction and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder approves the transaction at a stockholders' meeting or upon consummation of the transaction, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced (excluding certain shares). Because AMR became an interested stockholder at a time when the restrictions did not apply, the restrictions will not apply to any business combination with AMR. Although our stockholders may elect to exclude our company from the restrictions imposed by
Section 203 of the DGCL, our certificate of incorporation does not currently exclude us from those restrictions.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    The summary set forth below describes certain provisions of our certificate of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of our certificate of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

    Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

    CLASSIFIED BOARD OF DIRECTORS

    Our certificate of incorporation and bylaws provide for a classified board of directors. Except for directors that may be elected by the holders of our preferred stock or any other series or class of our stock, our board is divided into three classes, with the directors of each class as nearly equal in number as possible. The directors of each class serve a term that expires at the third succeeding annual meeting of our stockholders after their election, and each director holds office until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, the term of a different class of our directors expires. Our board of directors may not consist of more than 12 or less than three directors. Our bylaws also provide generally that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our bylaws, our board of directors could prevent any stockholder from enlarging our board of directors and filling the new directorships with that stockholder's own nominees.

    Our certificate of incorporation and bylaws generally provide that our directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

    The classification of our directors will have the effect of making it more difficult to change the composition of our board of directors. It could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to our company and our stockholders.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    Our certificate of incorporation and bylaws generally provide thatstockholder action can be taken only at an annual or special meeting of our stockholders and may not be taken by written consent in place of a meeting. Our bylaws generally provide that special meetings of our stockholders can be called only by our board of directors. Our stockholders may not call a special meeting or require that our board of directors call such a meeting. The business conducted at any special meeting of our stockholders is limited to the business set forth in our notice of meeting provided to stockholders.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
     PROPOSALS

    Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of our stockholders. This stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice, will be eligible for election as directors of our company. In addition, the business that may be conducted at an annual meeting is limited to business that has been brought before the meeting by, or at the direction of, our chairman of the board or our board of directors or by a stockholder who has given timely written notice of that stockholder's intention to bring that business before the meeting.

    The stockholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.

AMENDMENTS

    Our certificate of incorporation and bylaws require that any amendment to the provisions of our bylaws or to certain provisions of our certificate of incorporation, including those provisions discussed above, must be approved by the holders of at least 80% of the Voting Stock. Our certificate of incorporation further provides that our board of directors may amend our bylaws.

CORPORATE OPPORTUNITY AND CONFLICT OF INTEREST POLICIES

    Our certificate of incorporation contains provisions to address some potential conflicts of interest between our company and AMR. In general, these provisions recognize that we and AMR and our and their subsidiaries may engage in the same or similar business activities and lines of business and may have an interest in the same corporate opportunities. These provisions recognize that we and AMR and our and their subsidiaries will continue to have contractual and business relations with each other even after the tax-free spin-off.

    CORPORATE OPPORTUNITY POLICY

    Our certificate of incorporation provides that, except as AMR may otherwise agree in writing, AMR will have the right to

    - engage in the same or similar business activities or lines of business as our company,

    - do business with any potential or actual client, customer or supplier of our company and

    - employ or engage any of our officers or employees.

    Neither AMR nor any of its officers or directors will be liable to us or our stockholders for any breach of fiduciary duty by reason of these activities. In addition, if AMR learns of a potential transaction or matter that may be a corporate opportunity for both AMR and our company, AMR will have no duty to communicate that opportunity to us. AMR will not be liable to us or our stockholders because AMR pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to us.

    If one of our directors or officers who is also a director or officer of AMR learns of a potential transaction or matter that may be a corporate opportunity for both our company and AMR, our certificate of incorporation requires that our director or officer act in good faith under the following three-part policy:

    - a corporate opportunity offered to any person who is a director but not an officer of our company and who is also an officer (whether or not a director) of AMR will belong to AMR, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of our company; in that case, the opportunity will belong to us.

    - a corporate opportunity offered to any person who is an officer (whether or not a director) of our company and who is also a director but not an officer of AMR will belong to us, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of AMR; in that case the opportunity will belong to AMR.

    - a corporate opportunity offered to any other person who is either an officer of both our company and AMR or a director of both our company and AMR will belong to AMR or to us, as applicable, if the opportunity is expressly offered to the person primarily in his or her capacity as an officer or director of AMR or of our company, respectively. Otherwise, the opportunity will belong to AMR.

    Under our certificate of incorporation, neither we nor AMR can pursue (or direct to another person or entity) any corporate opportunity that belongs to the other until the party to whom the opportunity determines not to pursue the opportunity. However, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, the opportunity diligently and in good faith, the other party may pursue the opportunity (or direct it to another person or entity).

    A director or officer of our company who follows the three-part policy above will be considered to have acted reasonably and in good faith and fully to have satisfied his or her duties of loyalty and fiduciary duties to our company and our stockholders with respect to that opportunity.

    Under our certificate of incorporation, "corporate opportunities" potentially allocable to our company consist of business opportunities which

    - we are financially able to undertake;

    - are, from their nature, in our line or lines of business and are of practical advantage to us; and

    - are ones in which we have an interest or reasonable expectancy.

In addition, "corporate opportunities" do not include transactions that we or AMR may participate in under any agreement between our company and AMR when any of our equity is held of record by any person other than AMR or subsequently entered into with the approval of our disinterested directors. For purposes of these corporate opportunity provisions, our chairman of the board or chief executive officer will not be considered an officer of our company by reason of holding that position, unless that person is one of our full-time employees.

    CONFLICT OF INTERESTS POLICY

    Our certificate of incorporation provides that no contract, agreement, arrangement or transaction between

    - our company and AMR,

    - our company and any customer or supplier or any entity in which one of our directors has a financial interest (a "Related Entity"), or

    - our company and one or more of the directors or officers of our company, AMR or any Related Entity,

or any amendment, modification or termination of that contract, agreement, arrangement or transaction, will be voidable solely because

    - AMR or that customer or supplier, any Related Entity, or any one or more of the officers or directors of our company, AMR or any Related Entity are parties to it, or

    - any of those directors or officers are present at or participate in the meeting of our board of directors or committee of the board which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination (each, a "Transaction") or

    - solely because their votes are counted for that purpose,

if one of the following four requirements is met:

    - the material facts as to the Transaction are disclosed or known to our board of directors or the committee of our board that authorizes the Transaction, and our board of directors or that committee in good faith approves the Transaction by a majority of the disinterested directors on our board or that committee, even if the disinterested directors are less than a quorum;

    - the material facts as to the Transaction are disclosed or known to the holders of the Voting Stock entitled to vote on the Transaction, and the Transaction is specifically approved by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or the Related Entity, voting together as a single class;

    - the Transaction is effected under guidelines which are in good faith approved by a majority of the disinterested directors on our board of directors or the applicable committee of the board or by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or the Related Entity, voting together as a single class; or

    - the Transaction is fair to our company as of the time it is approved by our board of directors, a committee of our board or our stockholders.

    Our certificate of incorporation also provides that any Transaction authorized, approved or effected, and each of the guidelines so authorized or approved, as described in the first three items of the immediately preceding list, will be deemed to be entirely fair to our company and our stockholders; provided that, if that authorization or approval is not obtained, or the Transaction is not so effected, no presumption shall arise that the Transaction or guideline is not fair to our company and our stockholders.

    The affirmative vote of the holders of more than 80 percent of the outstanding Voting Stock, voting together as a single class, will be required to alter, amend or repeal any of these conflict of interest or corporate opportunity provisions in a manner adverse to the interests of AMR.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

    Our certificate of incorporation authorizes our board of directors to create and issue rights entitling their holders to purchase shares of capital stock or other securities or property from us. Our board of directors will determine the times at which and terms upon which those rights are to be issued. Our board of directors has authority to determine, among other things:

    - the purchase price of the capital stock to be purchased upon exercise of those rights;

    - provisions relating to the times at which and the circumstances under which those rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of our company;

    - provisions which adjust the number or exercise price of such rights or amount or nature of the stock receivable upon exercise of those rights if there is a combination, split or recapitalization of any of our stock, a change in ownership of our stock or other securities or a reorganization, merger, consolidation, sale of assets or other event relating to our company or our stock, and provisions restricting our ability to enter into any such transaction absent an assumption by the other party or parties to the transaction of our obligations under those rights;

    - provisions which deny the holder of a specified percentage of our outstanding securities the right to exercise those rights and cause those rights held by that holder to become void;

    - provisions which permit us to redeem or exchange those rights; and

    - the appointment of the rights agent with respect to those rights.

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LISTING

    Our Class A common stock trades on the New York Stock Exchange under the symbol "TSG." We will list any shares of our Class A common stock sold under this prospectus on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Bank One Trust Company, NA.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

    We may issue stock purchase contracts, including contracts that would require holders to purchase from us and for us to sell to them, a specified number of shares of our Class A common stock or preferred stock at a future date or dates. The price per share of Class A common stock and number of shares of Class A common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. We may issue the stock purchase contracts separately or as part of stock purchase units consisting of a stock purchase contract and debt securities, preferred stock or U.S. Treasury securities, that secure the holders' obligations to purchase our Class A common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner.

    We will describe the terms of any stock purchase contracts or stock purchase units that we offer under this prospectus in a prospectus supplement. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the stock purchase contracts or stock purchase units.

                         DESCRIPTION OF DEBT SECURITIES

    The following description summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. We will describe the particular terms of any debt securities that we offer and the extent to which the general provisions below will apply to those debt securities in a prospectus supplement relating to those debt securities.

    We will issue these debt securities under an indenture. SunTrust Bank will serve as the trustee under the indenture. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The debt securities will be subject to all those terms, and we refer the holders of the debt securities to the indenture and the Trust Indenture Act for a statement of those terms. Unless we otherwise indicate, capitalized terms have the meanings given them in the indenture.

    The applicable prospectus supplement will specify whether the debt securities we issue will be senior, senior subordinated or subordinated (including, if applicable, junior subordinated) debt. The debt securities may be convertible into shares of our preferred stock or Class A common stock or other securities or may be issued as part of units of debt securities and other securities that we may offer under this prospectus. If we issue debt securities as part of units consisting of debt securities and other securities we may issue under this prospectus or in exchange for shares of our preferred stock, we will describe any applicable material federal income tax consequences to holders in the applicable prospectus supplement.

    The following summary of various provisions of the indenture and the debt securities is not complete.

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GENERAL

    The indenture will not limit the amount of additional indebtedness that we or any of our subsidiaries may incur, except as we may provide in the applicable prospectus supplement. The debt securities will be senior or subordinated obligations as described in the applicable prospectus supplement.

    We will indicate in the applicable prospectus supplement the following terms of and information concerning any debt securities we issue (to the extent those terms apply to those debt securities and have not been otherwise described):

    - the specific title, aggregate principal amount, denomination and form;

    - the date of maturity (or the method by which that date may be determined or extended);

    - any interest rate or rates, whether fixed or floating (or the method by which that rate or those rates will be determined);

    - the date from which interest will accrue (or the method by which that date may be determined or reset), the dates on which that interest will be payable and the record date for any interest payable on the interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    - the place or places where the principal of and any premium and any interest on the debt securities will be payable, or where those debt securities may be surrendered for registration of transfer or exchange, if not the corporate trust office of the trustee for those debt securities;

    - the portion of the principal amount of debt securities of the series payable upon certain declarations of acceleration or the method by which that portion shall be determined;

    - the denominations and the currency, currencies, currency units or composite currencies in which the debt securities will be issuable;

    - the currency, currencies, currency units or composite currencies in which payments on the debt securities will be made, if not U.S. dollars;

    - whether the debt securities are senior debt securities or subordinated debt securities, and if subordinated debt securities, the terms of the subordination;

    - any redemption, repayment or sinking fund provisions, including the period or periods within which, the currency, currencies, currency units or composite currencies in which and the other terms and conditions upon which we may redeem the debt securities;

    - the ability of a holder of a debt security to renew or extend the maturity of all or any portion of a debt security;

    - whether the debt securities are convertible into or exchangeable for our common stock or preferred stock or other securities and the terms of the security into which they are convertible or exchangeable (see "Description of Capital Stock"), the conversion price or exchange ratio, other terms related to conversion and exchange and any anti-dilution protections;

    - whether the debt securities will be sold as part of units consisting of debt securities and other securities that we may offer under this prospectus;

    - if the amount of payments of principal of or any premium or interest on any debt securities of the series may be determined by reference to an index, formula or other method, the index, formula or other method by which those amounts will be determined;

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    - whether and by what method the debt securities of the series (or certain covenants under the related indenture) may be defeased and discharged by us;

    - whether the debt securities of the series shall be issued in whole or in part as book-entry securities;

    - whether additional debt securities of the series may be issued following the initial issuance of the debt securities of the series;

    - any applicable material federal income tax consequences; and

    - any other material specific terms of the debt securities, including any material additional events of default or covenants provided for and any material terms that may be required by or advisable under applicable laws or regulations.

PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST

    Unless otherwise indicated in an applicable prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 25 Park Place, N.E., 24th Floor, Atlanta, Georgia 30303-2900. At our option, however, payment of interest may be made by:

    - wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

    - any similar manner that the holder may designate in writing to the trustee; or

    - check mailed to the address of the holder as it appears in the security register.

    Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day.

    Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

ORIGINAL ISSUE DISCOUNT SECURITIES

    Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to "investment units" will be described in the applicable prospectus supplement.

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BOOK-ENTRY DEBT SECURITIES

    The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the applicable prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

CERTAIN COVENANTS OF SABRE

    RESTRICTIONS ON SECURED DEBT

    Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, if Sabre or any domestic subsidiary incurs, issues, assumes or guarantees any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any principal domestic property or on any shares of stock or debt of any domestic subsidiary, Sabre will secure, or cause its domestic subsidiary to secure, the debt securities equally and ratably with, or prior to, that indebtedness, so long as that indebtedness is to be secured, unless after giving effect to it the aggregate amount of all secured indebtedness, together with all attributable debt in respect of sale and leaseback transactions involving principal domestic properties, would not exceed 15% of Sabre's consolidated net assets. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by:

    - mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a domestic subsidiary; provided that such mortgages or liens are not incurred in anticipation of such corporation becoming a domestic subsidiary;

    - mortgages in favor of Sabre or any domestic subsidiary;

    - mortgages in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

    - mortgages on property, shares of stock or debt existing at the time of acquisition, including acquisition through merger or consolidation, purchase money mortgages and construction cost mortgages existing at or incurred within 120 days of the time of acquisition;

    - mortgages existing on the first date on which the debt security is authenticated by the trustee;

    - mortgages incurred in connection with pollution control, industrial revenue or similar financings; and

    - any extension, renewal or replacement of any debt secured by any mortgage referred to in the foregoing list, inclusive; provided that the principal amount of debt secured by such mortgage shall not be increased.

    RESTRICTIONS ON SALES AND LEASEBACKS

    Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, neither Sabre nor any domestic subsidiary may enter into any sale and leaseback transaction involving any principal domestic property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless:

    - Sabre or the domestic subsidiary could incur a mortgage on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

    - Sabre, within 120 days after the sale or transfer by Sabre or any domestic subsidiary, applies to the purchase of other property that constitutes a principal domestic property or the retirement of Sabre's or any domestic subsidiary's funded debt, which is defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount, an amount equal to the greater of:

    (1) the net proceeds of the sale of the principal domestic property sold and leased under such arrangement; or

    (2) the attributable debt with respect to such sale and leaseback transaction.

    The following are the meanings of terms that are important in understanding the restrictive covenants previously described:

    - "attributable debt" means, in connection with a sale and leaseback transaction involving a lease with an original term of more than 12 months, (1) the present value of the total net amount of rent required to be paid under such lease during the remaining term of the lease (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such a rate, the weighted average interest rate per year borne by the debt securities of each series outstanding under the indenture compounded semi-annually, or
      (2) if the obligation with respect to such sale and leaseback transaction is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with generally accepted accounting principles, the amount equal to the capitalized amount of such obligation determined in accordance with generally accepted accounting principles and included in the financial statements of the lessee.

    - "consolidated net assets" means the aggregate amount of assets, less reserves and other deductible items, after deducting current liabilities, as shown on Sabre's most recent consolidated balance sheet and prepared in accordance with generally accepted accounting principles.

    - "domestic subsidiary" means a subsidiary of Sabre which owns a principal domestic property and transacts substantially all of its business or maintains substantially all of its property within the United States, excluding its territories, possessions and Puerto Rico. The term does not include any subsidiary which is engaged primarily in financing operations outside of the United States or in leasing personal property or financing inventory, receivables or other property.

    - "principal domestic property" means any building, structure or other facility, together with the land on which it is erected and fixtures comprising a part of it, used primarily for information processing, research or housing hardware or software required for information processing, located in the United States, excluding its territories, possessions and Puerto Rico, owned or leased by Sabre or one of Sabre's subsidiaries and having a net book value in excess of 1% of Sabre's consolidated net assets, other than any such building, structure or other facility or a portion which Sabre's principal executive officer, president and principal financial officer determine in good faith is not of material importance to the total business conducted or assets owned by Sabre and its subsidiaries as an entirety.

    - "subsidiary" means any corporation, association or other business entity of which more than 50% of the outstanding Voting Interests is owned directly or indirectly by Sabre or by one or more other subsidiaries or by Sabre and one or more subsidiaries.

    - "Voting Interests" means, with respect to any corporation, association or other business entity (each, a "person"), any and all shares, interests, participations or other equivalents in equity of such person, ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such person.

REDEMPTION

    If and to the extent we provide in the applicable prospectus supplement, we will have the right to redeem the debt securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable prospectus supplement.

EVENTS OF DEFAULT

    The indenture defines an event of default for the debt securities of any series as:

    - failure to pay principal (or premium) on any debt security of that series when due;

    - failure to pay interest on any debt security of that series within 30 days of the date when due;

    - failure to deposit any sinking fund payment when due for that series;

    - failure to perform for 90 days after notice any of the other covenants in the indenture;

    - a default with respect to any of our publicly traded indebtedness in an amount in excess of $50 million, which default results in the acceleration of that indebtedness and the indebtedness is not discharged, the default is not cured or waived or the acceleration is not rescinded within ten days of the acceleration;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other event of default provided for debt securities of that series.

    The indenture provides that if any event of default affecting outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount of those debt securities as specified by their terms) of all debt securities of that series to be due and payable immediately. However, under certain circumstances the holders of a majority in principal amount of the outstanding debt securities of that series on behalf of the holders of all debt securities of that series may annul a declaration and waive past defaults (except, unless previously cured, a default in payment of principal of or any premium or any interest on the debt securities of that series and other specified defaults).

    We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

    The indenture contains a provision entitling the trustee, subject to its duty to act with the required standard of care during a default under any series of debt securities, to be indemnified by the holders

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of debt securities of that series before exercising any right or power under the indenture at the request of the holders of the debt securities of that series.

    The indenture provides that no holder of debt securities of any series may institute proceedings, judicial or otherwise, to enforce the indenture except if the trustee fails to act for 60 days after it receives a written request to enforce the indenture by the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series and an offer of reasonable indemnity. This provision will not prevent any holder of debt securities from enforcing payment of the principal of and any premium and interest on those debt securities when due. The holders of a majority in aggregate principal amount of the debt securities of any series outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it with respect to those debt securities. However, the trustee may refuse to follow any direction that it determines would be illegal or would conflict with the indenture or involve it in personal liability or which would unjustly prejudice holders of the debt securities of that series not joining the proceeding.

    The indenture provides that the trustee will, within 90 days after a default occurs that affects the outstanding debt securities of any series, give to the holders of those debt securities notice of that default, unless that default has been cured or waived. Except in the case of a default in the payment of principal of, or any premium or interest on, any debt securities or payment of any sinking fund installment, the trustee will be protected in withholding of that notice if it determines in good faith that the withholding of that notice is in the interest of the holders of the debt securities of that series.

    We will be required to file with the trustee annually an officers' certificate as to the absence of certain defaults under the terms of the indenture.

DEFEASANCE OF DEBT SECURITIES OR SELECTED COVENANTS

    DEFEASANCE AND DISCHARGE. Unless we otherwise indicate in the applicable prospectus supplement, the debt securities of any series will provide that we will be discharged from all obligations under the debt securities of that series (except for obligations to register the transfer or exchange of debt securities of that series, to replace stolen, lost or mutilated debt securities of that series, to maintain paying agencies and to hold moneys for payment in trust) once we deposit with the trustee, in trust, money and/or U.S. government obligations, which through the payment of interest and principal, will provide a sufficient amount of money to pay and discharge the principal of (and any premium) and any interest on, and any mandatory sinking fund payments that apply to, the debt securities of that series on the stated maturity of those payments. This discharge may occur only if, among other things, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the IRS a ruling, or there has been a change in tax law, that would cause the discharge not to be deemed, or result in, a taxable event for the holders of the debt securities of that series.

    DEFEASANCE OF SELECTED COVENANTS. Unless we otherwise provide in the applicable prospectus supplement, the debt securities of any series will permit us not to comply with some restrictive covenants, including those relating to consolidation and merger in the indenture, if we satisfy certain conditions. We will be able to defease those covenants if, among other things:

    - we deposit with the trustee money and/or U.S. government obligations, which, through the payment of interest and principal, will provide a sufficient amount of money to pay the principal of (and any premium) and any interest on, and any mandatory sinking fund payments applicable to, the debt securities of that series on the stated maturity of those payments; and

    - we deliver to the trustee an opinion of counsel stating that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes.

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    If we elect to defease the covenants of a series of debt securities and subsequently those debt securities are declared due and payable because an event of default has occurred, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on those debt securities at their stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration. However, we will remain liable for those payments.

    We will state in the prospectus supplement for any particular series of debt securities if any defeasance provisions will apply to those debt securities.

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

    The indenture permits us and the trustee, with the consent of the holders of at least a majority in principal amount of outstanding debt securities of each series affected, to execute supplemental indentures adding provisions to or changing or eliminating provisions of the indenture or modifying the rights of the holders of outstanding debt securities of that series, except that no supplemental indenture may, without the consent of the holder of each outstanding debt security affected:

    - change the stated maturity, or reduce the principal amount, any premium on or the rate of payment of any interest on, of any debt security of any series;

    - reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

    - change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

    - impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity thereof, or in the case of redemption, on or after the redemption date; or

    - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

    The indenture also allows us not to comply with certain covenants in the indenture upon waiver by the holders of a majority in principal amount of outstanding debt securities of the series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The indenture allows us, without the consent of the holders of any of the outstanding debt securities, to consolidate with or merge into any other person or transfer or lease our assets substantially as an entirety to any person if:

    - the successor is a corporation organized under the laws of any domestic jurisdiction;

    - the successor corporation assumes our obligations on the debt securities and under the indenture; and

    - after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing.

CONCERNING THE TRUSTEE

    SunTrust Bank is the trustee under the indenture. We maintain banking relationships in the ordinary course of business with the trustee. The trustee is also a lender under our revolving credit agreement and a party to certain other financing transactions with us.

GOVERNING LAW

    Unless we otherwise specify in the applicable prospectus supplement, the indenture for the debt securities and the debt securities will be governed by New York law.

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                            DESCRIPTION OF WARRANTS

    We may issue debt warrants for the purchase of debt securities or Class A common stock warrants for the purchase of our Class A common stock. Debt warrants and Class A common stock warrants are referred to in this prospectus collectively as "Securities Warrants." Securities Warrants may be issued independently or together with any debt securities or Class A common stock offered by any prospectus supplement and may be attached to or separate from those debt securities or Class A common stock.

    Each series of Securities Warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the Securities Warrants. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of Securities Warrants.

    The following description summarizes the general terms of the form of warrant agreements and warrant certificates which have been filed as exhibits to the registration statement of which this prospectus forms a part. You should read the warrant agreement and warrant certificates for provisions summarized below and others that may be important to you.

GENERAL

    The prospectus supplement relating to a particular series of warrants will include the specific forms of the series, including, where applicable, the following:

    - the title of the Securities Warrants;

    - the offering price;

    - the currency or currency units in which the purchase price for offered Securities Warrants may be payable;

    - the title, total principal amount, currency or currency units and other terms of debt securities purchasable upon exercise of debt warrants;

    - the number of shares of Class A common stock purchasable upon the exercise of a common stock warrant;

    - the redemption or call provisions, if any, applicable to the Securities Warrants;

    - the designation and terms of the debt securities with which the offered debt warrants are issued and the number of debt warrants issued with each such debt security;

    - the date on and after which the Securities Warrants and the related debt securities or shares of Class A common stock will be separately transferable;

    - the price and currency or currency units at which the amount of debt securities or shares of Class A common stock, as the case may be, may be purchased upon exercise;

    - the date on which the right to exercise the Securities Warrants begins and the date on which the right to exercise expires (the "expiration date");

    - the minimum and maximum amount of Securities Warrants that may be exercised at any one time;

    - the antidilution provisions of the Securities Warrants, if any;

    - United States federal income tax consequences applicable to that Securities Warrant;

    - whether the Securities Warrants represented by the warrant certificates will be issued in registered or bearer form; and

                                       19
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    - any other terms of the Securities Warrants, including terms, procedures and limitations relating to exchange and exercise of the Securities Warrants.

TRANSFERS AND EXCHANGE

    Warrant certificates may be exchanged for new warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent. We may specify other offices where these activities may be conducted in an applicable prospectus supplement. Before the exercise of any Securities Warrants, holders of the Securities Warrants will not have any of the rights of holders of the debt securities or Class A common stock, as applicable, purchasable upon exercise. This means holders of debt warrants will not have the right to receive payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise or to enforce covenants in the indenture governing the underlying debt securities. Holders of Class A common stock warrants will not have the right to receive payments of dividends, if any, on the Class A common stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE

    Each Securities Warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of Class A common stock at the exercise price that is set forth in, or calculable from, the applicable prospectus supplement. Holders will be able to exercise Securities Warrants at any time up to the time on the expiration date set forth in the applicable prospectus supplement. After that time, or a later date to which such expiration date may be extended by us, unexercised Securities Warrants will become void.

    Holders will be able to exercise Securities Warrants by delivering to the warrant agent at its corporate trust office warrant certificates properly completed and paying the exercise price. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities or shares of Class A common stock issuable upon that exercise. If fewer than all of the Securities Warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining number of Securities Warrants.

                              PLAN OF DISTRIBUTION

    We may sell securities issuable under this prospectus to or through one or more underwriters or dealers and also may sell those securities directly to institutional investors or other purchasers, or through agents.

    We may distribute the securities periodically in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

    In connection with the sale of any securities under this prospectus, underwriters or agents may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any of those underwriters or agents will be identified, and any compensation received from us will be described, in the related prospectus supplement.

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    Under agreements that we may enter into, underwriters and agents who participate in the distribution of securities issuable under this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

    If we so indicate in the related prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by some institutions to purchase securities from us under contracts providing for payment and delivery on a future date. Institutions with whom we would enter into those contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under a contract will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not have any responsibility as to the validity or performance of those contracts.

    If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to these rules, underwriters may engage in some transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

    If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of any prospectus supplement accompanying this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

    Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members that sold those securities as part of that offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales of the securities.

    Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

    The securities we sell under this prospectus may or may not be listed on a national securities exchange (other than our Class A common stock, which is listed on the New York Stock Exchange). We will list on the New York Stock Exchange any shares of our Class A common stock sold under a prospectus supplement to this prospectus, subject to official notice of issuance. We can not assure you that there will be an active trading market for any of the securities sold under this prospectus.

                                 LEGAL MATTERS

    The validity of the securities issuable under this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule appearing in Sabre's Annual Report (Form 10-K) for the fiscal year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

    1.  Annual Report on Form 10-K for the year ended December 31, 1999.

    2.  Current Report on Form 8-K, filed February 9, 2000.

    3.  Current Report on Form 8-K, filed March 6, 2000.

    4. The section entitled "Proposal 2--Amendments to the Corporation's Restated Certificate of Incorporation" in the Preliminary Proxy Statement on Schedule 14A, filed March 28, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at Sabre Holdings Corporation, 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, telephone (817) 963-6400, Attention: Investor Relations.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and "Sabre Holdings Corporation Cautionary Statement" incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.

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